

MIZUHO

Mizuho Financial Group

Convocation Notice of the 22nd Ordinary General Meeting of Shareholders

FY2023 (April 1, 2023 – March 31, 2024)

(Securities Code 8411)

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Forward-looking Statements

This material contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as "aim," "anticipate," "believe," "endeavor," "estimate," "expect," "intend," "may," "plan," "probability," "project," "risk," "seek," "should," "strive," "target" and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: international conflicts and geopolitical disruptions; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign exchange rate fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and other strategic initiatives and measures effectively; the effectiveness of our operation, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere, problems related to our information technology systems and cyber attacks; changes to applicable laws and regulations; and the effect of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in "Item 3.D. Key Information—Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") and our report on Form 6-K furnished to the SEC on December 27, 2023, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC's web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

June 5, 2024
(Commencement Date of Electronic Provision Measures: May 28, 2024)
Securities code: 8411

To our shareholders

CONVOCATION NOTICE OF
THE 22ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be advised that the 22nd Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. will be held as set forth below.

At the time of the convocation of this Ordinary General Meeting of Shareholders, electronic provision measures have been taken, and the information contained in the reference materials, etc. for this ordinary general meeting of shareholders (the "Matters for Electronic Provision Measures") were posted on our website under the title "Convocation Notice of the 22nd Ordinary General Meeting of Shareholders." We request that you access the information by visiting **our website** indicated below. If you are unable to attend the meeting, we respectfully request that you exercise your voting rights in advance.

Our website
https://www.mizuhogroup.com/investors/financial-information/stock-information/meeting
TSE website (Listed Company Search)
https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show
We request that you access the information by entering and searching for our issue name (company name) or securities code and selecting "Basic information" and "Documents for public inspection/PR information."

Masahiro Kihara
President & Group CEO
Member of the Board of Directors
Mizuho Financial Group, Inc.
5-5, Otemachi 1-chome,
Chiyoda–ku, Tokyo

Details

1. **Date and time:** 10:00 a.m. on Wednesday, June 26, 2024 (doors open at 9:00 a.m.)

2. **Venue:** Tokyo International Forum (Hall A)
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3. **Purpose of the Meeting:**
Matters to be reported:
Report on the Business Report for the 22nd fiscal year (from April 1, 2023 to March 31, 2024), on the consolidated financial statements, on the non-consolidated financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee

Matters to be resolved:
Company Proposal
Proposal 1: Appointment of fourteen (14) directors

Shareholder Proposal
Proposal 2: Partial amendment to the Articles of Incorporation (director competencies for the effective management of climate-related business risks and opportunities)
Proposal 3: Partial amendment to the Articles of Incorporation (assessment of customers' climate change transition plans)

-End of notice-

If any revision is required with respect to the Matters for Electronic Provision Measures, the revised information will be posted on the respective websites.

Message from the Group CEO

As President & Group CEO of Mizuho Financial Group, Inc., I would like to express our deep appreciation for your continued interest and support. I send herewith our convocation notice of the 22nd Ordinary General Meeting of Shareholders to be held on Wednesday, June 26, 2024.

Results of operations in fiscal year 2023

The fiscal year 2023 was the first year of the medium-term business plan (FY2023 to FY2025) and the last year of the 5-Year Business Plan (FY2019 to FY2023). With Consolidated Net Business Profits of JPY 1,005.8 billion, we were able to exceed our final target of JPY 900.0 billion under the 5-Year Business Plan, and we also exceeded our target for Profit Attributable to Owners of Parent, posting JPY 678.9 billion. We also made progress on the accumulation of owned capital and in cross-shareholdings disposal as scheduled.

In light of our steady business results, we have further increased the dividend payout from our estimate as of the interim financial results to an annual cash dividend of JPY 105 (an increase of JPY 20 compared to the fiscal year 2022), marking the third consecutive year in which we increased dividends.

In addition, due to trends such as the rise in stock prices globally and in Japan, the stock price of Mizuho Financial Group recorded its highest level since the global financial crisis in 2008 (the closing price as of March 31, 2024). Although the rise in stock prices is partly attributable to the expectations for a change in the Bank of Japan's policies that affected the stock prices of financial institutions and banks overall, we have steadily improved our price-to-book ratio (P/B ratio) as well.

We are hoping to build up results that exceed the expectations of our shareholders, while creating our unique strengths and values.

Progress of the medium-term business plan—"Signs of change"

In the fiscal year 2023, we redefined our Corporate Identity and newly defined our Purpose, which is to "proactively innovate together with our clients for a prosperous and sustainable future." In conjunction with this, we established a medium-term business plan that lays down five business focus areas for us to tackle. Currently, the Japanese economy is at a major turning point. A virtuous cycle of growth and distribution is emerging, as evidenced by the end of negative interest rates, more active corporate investment and positive responses by companies to calls for wage increases. We have set "Improving customer experience," "Support for the doubling of asset-based income" and "Enhancing the competitiveness of Japanese companies" as our business focus areas. As Japan is facing a major watershed moment, these areas are perfectly opportune. In addition to the aforementioned three areas, we have also set "Global Corporate & Investment Banking (CIB) business model" and "Sustainability and innovation" as focus areas. "Global Corporate & Investment Banking (CIB)

business model" embodies our desire to contribute to the development of the global economy and to serve as a bridge between Japan and the rest of the world.

In the fiscal year 2023, progress was made in each focus area. First, as regards "Improving customer experience," we worked to improve the functions of the Mizuho Direct App. With respect to Mizuho Wallet, which is equipped with a contactless payment function, we also released a new function in May 2023. In addition, we established a shop dedicated to opening deposit accounts. These efforts were successful and resulted in a net increase in the number of deposit accounts. Regarding "Support for the doubling of asset-based income," we achieved a net increase in the number of NISA accounts through careful consulting carried out by our Life Plan Advisors, or LPAs, who are branch-based consultants. We also strengthened our strategic capital alliance with Rakuten Securities, Inc. With respect to "Enhancing the competitiveness of Japanese companies," we aggressively promoted a strategic approach centered on middle-market firms and achieved good results in supporting their growth. In relation to "Global Corporate & Investment Banking (CIB) business model," we completed the acquisition of U.S. M&A advisory firm Greenhill & Co., Inc. and put in place a framework for cross-border M&A proposals, including those pertaining to Japanese clients. Lastly, regarding "Sustainability and innovation," we utilized the Transition Equity Investment Facility to activate investments in next-generation technologies that will facilitate progress toward decarbonization and a circular economy. These five focus areas do not exist on a stand-alone basis. By linking them together, we can leverage our strengths and generate innovation. To this end, it is essential to remove sectoral barriers in the organization and to transform our corporate culture to enable us to take on challenges through holding constructive discussions among employees. In the fiscal year 2023, the management visited 70 offices in and outside Japan and held 50 town hall meetings and round-table talks. We strive to foster a sense of unity with employees by sharing the management's thoughts on the Purpose and corporate culture transformation policies, as well as exchanging opinions.

Under these initiatives, signs of change emerged within us. Many collaborations were born across our organization, such as the collaboration between offices regarding frontline administration and NISA, and co-creation of value with our clients was realized through insights being shared across groups. Furthermore, in the "GCEO Challenges," where employees bring proposals for new businesses and give them form, the first project selected was established as a joint venture with another company. Proactive employee initiatives such as these are also spreading.

In conclusion

As I have recently informed you on the progress of the medium-term business plan and "signs of change" which have occurred in the group, we hope to receive your opinions and utilize them for the group's future direction and our explanations. We would appreciate it if you could share your opinions with us in the form of prior questions or an exercise of voting rights at the General Meeting of Shareholders.

Finally, we appreciate your continued support and will do everything in our power to exceed your expectations.



Masahiro Kihara, President & Group CEO
Member of the Board of Directors
Mizuho Financial Group, Inc.

Message to our shareholders (stakeholders)

1 Results of Operations and Dividend

Achieved our target and determined to raise dividends for three consecutive fiscal years

We also exceeded the earnings outlook that had been revised upwards in the interim period.
We will continue our stable growth, secure increased income and revenue and steadily return profits to our shareholders.

Results of operations


Profit Attributable to
Owners of Parent
JPY 678.9 billion
+JPY 123.4 billion
year on year

- Steady growth in both Customer Groups and Markets,[1] and record high Consolidated Net Business Profits
- Profit Attributable to Owners of Parent results led to second-highest ever earnings


Trends in earnings (JPY billion)
Profit Attributable to Owners of Parent
448.5
471.0
530.4
555.5
678.9
Steady increase
Consolidated Net Business Profits²
672.5
799.7
853.1
807.1
1,005.8
O/w Customer Groups
Steady growth

Notes
1: New management accounting rules were applied in the fiscal year 2023. Figures for YoY were recalculated based on the new rules. The amount in respect of Customer Groups is the sum total of JPY 105.0 billion for Retail & Business Banking Company (increase of JPY 24.7 billion YoY), JPY 346.2 billion for Corporate & Investment Banking Company (increase of JPY 33.3 billion YoY), JPY 337.4 billion for Global Corporate & Investment Banking Company (decrease of JPY 0.2 billion YoY) and JPY 2.8 billion for Asset Management Company (decrease of JPY 10.1 billion YoY). The amount in respect of Markets is JPY 12.5 billion (increase of JPY 65.1 billion YoY) for Global Markets Company.
2: Consolidated Gross Profits (including net gains or losses related to ETFs and others) - G&A Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments.

Dividend



Annual cash dividend (per share)
JPY 105

Fiscal year-end cash dividend
JPY 55

We decided to increase our dividend further from our estimate as of the interim financial results, based on our strong business performance and a dividend payout ratio of 40%, which is a guide taken into consideration in our shareholder return policy.

■ Cash dividend per share (annual)



Third consecutive yearly increase
JPY75
JPY80
JPY85
JPY105
End of FY2023 +JPY5
Interim period +JPY5
Beginning of FY2023 +JPY10
FY2020
FY2021
FY2022
FY2023

	FY2020	FY2021	FY2022	FY2023
Dividend payout ratio	40.3%	38.2%	38.7%	39.1%

Date of sending of financial statements	Payment commencement date for fiscal year-end cash dividend
June 5, 2024	June 6, 2024

Shareholder return policy

- Progressive dividends being our principal approach while executing flexible and intermittent share buybacks.
- As for dividends, we will decide based on the steady growth of our stable earnings base, taking a dividend payout ratio of 40% as a guide into consideration.
- As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.

2 Medium-term Business Plan

Progress of the medium-term business plan, "signs of change"

The medium-term business plan is progressing steadily. In addition, "signs of change" have occurred, and we will solidify these signs into a strong momentum.

Basic policy

A three-year journey connecting various initiatives and co-creating value-added solutions in order to support our clients and solve social issues

Make the most effective use of corporate resources through a flexible business development approach
Together with our clients and society, build the cornerstone of future sustainable growth and prosperity

■ Defining the business areas that we need to focus on in order to make "our aim for the world in 10 years" a reality



Our aim for the world in 10 years

| Progress towards a more inclusive society | Widespread adoption of innovative technology such as AI | Reversing Japan's decline and putting the Japanese economy on a growth trajectory | Global sustainability |

Promoting the shift from savings to investments to increase personal asset-based income

Respond to accelerating sustainability awareness

Meeting the needs of the diverse lifestyles of the digital native generation

Securing a leading edge position in global financial markets

Fueling the growth of listed companies whose market values are stagnant and make it as a key growth driver of the Japanese economic revival



Business focus areas

Support for the doubling of asset-based income

Improving customer experience

Enhancing the competitiveness of Japanese companies

Global Corporate & Investment Banking (CIB) business model

Sustainability and innovation



Enhancing our corporate foundations

Corporate culture transformation

Human capital enhancement

Digital transformation

IT reforms

Maintenance of stable business operations

 ## Support for the doubling of asset-based income

Due to promotions conducted in line with the new NISAs that commenced in January 2024 and other factors, the number of NISA accounts are increasing steadily.

In addition, through a strengthened strategic capital and business alliance with Rakuten Securities, we will build a system which links the online and offline seamlessly by bringing together strengths, such as our predominantly face-to-face comprehensive asset management consulting, as well as the extensive product lineup and excellent online securities trading platform (UI/UX) of Rakuten Securities.

 ## Improving customer experience

Working to improve customer experience in digital, remote and face-to-face channels.

Working to improve digital customer experience such as by improving the functions of the Mizuho Direct App.

We started our branch strategy to convert conventional branches into consulting branches, where customers can utilize asset formation and asset management services in a casual atmosphere, and specialized branches, such as the opening of a shop dedicated to opening deposit accounts that will operate on weekday evenings which enable students and workers to visit after school or work.

 ## Enhancing the competitiveness of Japanese companies

We are focusing on supporting the growth of companies, such as by making proposals that create growth stories and are having discussions on how to grow out of price-to-book ratios of less than one.
We will continue with our efforts to realize the growth of our corporate clients, and realize our growth together.
Also, in October 2023, we held "MIZUHO Startup Week," the largest scale event to support startups in Japan.
We will continue to support innovative companies in various forms by leveraging our networks.

 ## Global Corporate & Investment Banking (CIB) business model

We strengthened the Corporate & Investment Banking (CIB) business model (the business model that provides solutions across primary and secondary markets to a broad customer base, from business corporations to institutional investors), which is a strength of Mizuho.
In December 2023, we completed the acquisition of U.S. M&A advisory firm Greenhill & Co., Inc. In addition to expanding our products and enhancing our presence in U.S. capital markets, in which we have strengths in debt business, including debt underwriting, we will also strengthen, among others, support for cross-border M&A, including those for Japanese companies, by globally connecting companies that seek growth and actively explore investment opportunities.

 Sustainability and innovation

We are bringing together our insights and our financial and non-financial services to enable sustainability and new innovations.
Sustainable financing that supports our clients to re-examine their business portfolio and transform their supply chains is steadily expanding towards the target of JPY 100 trillion in the fiscal year 2030.
Also, through equity participations such as by making value co-creation investments, we shared business risks with our clients, and by taking part in business plans, contibuting to the social implementation and development of new businesses for next generation technologies, we will generate opportunities for new business.

Maintenance of Stable Business Operations

- Various systems that underwent a round of inspections and improvement measures were established, and we built and established a system that prevents system failures from occurring and enables prompt responses in the event of a system failure.
- We will continue our efforts to maintain the effectiveness of the systems in light of changes in circumstances and to prevent memories of system failures from fading into the past.

Major system failures were deterred in FY2023
- ► No. of major failures[1]: 0
- ► No. of cases taking over 3 hours[1]: 0
- ► No. of system failures in which transactions were processed on the following day[1, 2]: 0

Company-wide efforts were implemented in order to prevent individual employees' memories of system failures from fading into the past

1. System failures with a large impact (impact in Japan, excluding those caused by external factors).
   For each aggregated number, the target period is April 2023 to March 2024.
2. Number of system failures (in Japan) in which transactions that should have been processed on that day were handled on the following day. The target period is April 2023 to March 2024.

System failure prevention	- Implementation of preventive maintenance inspections, replacement of parts ahead of time - Visualization and sharing of operations, including recovery procedures
Enhancement of response capabilities	- Thorough initial response, system of prompt announcement to customers - Practical training using ATM speakers
Continuation of efforts	- Increase in the level of preventive measures in light of incidents occurring in other companies and external environment - Establishment of IT / Digital Transformation Committee and further performance of supervisory functions
Preventing memories of system failures from fading into the past	- Establishment of an exhibition room to prevent memories of system failures from fading into the past - Implementation of realistic and tense practical drills

Culture reforms (Employee engagement)

Group CEO Kihara and other management members focused on visiting offices in and outside Japan and holding town hall meetings and round-table talks. We directly conveyed the management's thoughts on the Purpose and medium-term business plan, and directly heard about "changes" and "challenges" faced on the frontlines and among employees, and exchanged opinions.

Promoting ideas initiated by employees

Initiatives driven by employees' ideas revitalizing the organization and promoting digital transformation within Mizuho, and generating new business opportunities

Promoting digital transformation starting from "generative AI" ideathon	Incubation through "GCEO Challenges"
● Initiatives to create new businesses and explore potentially useful ideas for operational efficiency, and further enhancing employees' digital transformation literacy, through ideation using "generative AI"	● Employees directly propose their new ideas to management, and GCEO selects the ideas to promote ● Management resources, such as personnel and budget, will be allocated on a priority basis to the selected ideas **Establishment of the first corporation from selected ideas (April 2024), Mizuho Pochette Co., Ltd.** Development and provision of an application for parents and children to enjoy learning about the role of money and economics (joint venture with SEGA XD CO., LTD.)

Progress in the medium-term business plan

Indexes	FY2023 actual results	FY2025 targets
Consolidated ROE[1]	7.6%	over 8.0%
Consolidated Net Business Profits[2]	JPY 1,005.8 billion	JPY 1 - 1.1 trillion
Engagement score[3]	59%	65%
Inclusion score[3]	60%	65%

1. Excluding Net Unrealized Gains (Losses) on Other Securities.
2. Consolidated Net Business Profits + Net gains or losses related to ETFs and others.
3. Based on the positive response rate (selection of 4 or 5 on a scale from 1 to 5) for four Staff Survey questions related to engagement and inclusion.

Initiatives to improve P/B ratio and ROE

Major initiatives in FY2023

- Expanding interest and non-interest income for sustained growth in core business profits
- Reallocating under-performing assets to highly profitable areas
- Disciplined expense and investment management. Improving productivity.
- Investing in human capital. Growth investment. Enhancing shareholder return.



1. As of March 31 of each fiscal year
2. Excluding Net Unrealized Gains (Losses) on Other Securities.

Message to our shareholders (stakeholders)

3 Corporate Governance System

Promote establishment of a stronger governance system

Mizuho Financial Group has adopted a Company with Three Committees model of corporate governance. By having various committees comprised mainly of outside directors, Mizuho Financial Group is building a coporate governance system that adequately utilizes the points of view of personnel outside of the Company.

Basic policy

Ensuring the separation of supervision and management	Secure the effectiveness of corporate governance by ensuring the separation of supervision and management and making supervision of the management, such as the execution of duties by executive officers (as defined in the Companies Act), the primary focus of the Board of Directors
Delegating decisions on business execution to the executive officers (as defined in the Companies Act) to the greatest extent possible	Make it possible for the management to make swift and flexible decisions and realize expeditious corporate management by enabling the Board of Directors to delegate decisions regarding business execution to the executive officers (as defined in the Companies Act) to the greatest extent possible
Securing independence of management supervision	Utilize committees and other forms of oversight, comprised mainly of outside directors who are not members of the management of Mizuho, and secure transparency and fairness in decision-making processes regarding the appointment and dismissal of, and compensation for, the management as well as ensure effective supervision of the management
Adopting global standards	At the holding company level, actively adopt operations and practices regarding corporate governance that are endorsed globally

Diagram



Mizuho Financial Group (Holding Company)
(As of March 31, 2024)
General Meeting of Shareholders
Supervision
Appointment of directors
Determines the content of proposals regarding the appointment and dismissal of directors
Board of Directors
Outside directors:
Chairperson
Internal non-executive directors:
Internal directors who concurrently serve as executive officers:
In principle, the Chairperson is to be an outside director.
Non-executive directors are to comprise a majority of the directors.
Outside Director Session
Determines compensation
Audits the execution of duties
Nominating Committee
Chairperson
In principle, all members are to be outside directors.
Compensation Committee
Chairperson
In principle, all members are to be outside directors.
Audit Committee
Chairperson
Outside directors are to comprise a majority of members.
Risk Committee
IT / Digital Transformation Committee
Human Resources Review Meeting
• Appoints and dismisses executive officers (as defined in the Companies Act)
• Delegates decisions on business execution
• Supervises the execution of duties
Audits the execution of duties by executive officers (as defined in the Companies Act)
Determines the compensation for executive officers (as defined in the Companies Act)
Management
Executive officers (as defined in the Companies Act)
President & Group CEO
Makes decisions on business execution, based on delegation from the Board of Directors, and implements business execution
Mizuho Bank
Mizuho Trust & Banking
Mizuho Securities
General Meeting of Shareholders
Board of Directors
Audit and Supervisory Committee
Collaborate

Status of activities of the Board of Directors and various committees in FY2023

Board of Directors	**Role: The Board of Directors makes decisions on business execution such as the basic management policy and supervises directors and executive officers (as defined in the Companies Act).**
Chairperson **Izumi Kobayashi**	**Major topics discussed in FY2023** ● Fiscal year plan for FY2024. ● Status of the initiatives for corporate culture transformation. ● Status of the initiatives for sustainability. ● Status of the initiatives for IT and digital transformation. ● Report on the status of the performance of duties by major subsidiaries and heads of our in-house companies.

Main content of discussion

In order to establish a competitive advantage to enhance corporate value over the medium- to long-term, we held discussions on areas in which Mizuho should demonstrate its strengths. At the same time, in order to realize our strategy, we actively discussed, from a multifaceted perspective, how to encourage each employee to change his or her mindset and behavior, how to develop specialist human resources, including those in global and digital fields, how to engage in the retention of human resources with diverse values, and other matters.

Nominating Committee	**Role: Among other things, the Nominating Committee makes decisions on the content of proposals regarding the appointment and dismissal of directors that are submitted to general meetings of shareholders.**
Chairperson **Yoshimitsu Kobayashi**	**Major topics discussed in FY2023** ● Human resource requirements applicable to the Group CEO. ● Succession planning of the Group CEO and presidents of the Three Core Companies. ● Succession planning of outside directors of Mizuho Financial Group and the Three Core Companies. ● Personnel matters relating to directors of Mizuho Financial Group and the Three Core Companies.

Main content of discussion

We discussed the human resource requirements applicable to the Group CEO in light of our Corporate Identity, Purpose and internal and external environment, and among other things, we also actively discussed, from a multifaceted perspective, the framework of the Group CEO succession planning, the ideal method of building, managing and reviewing of the Group CEO human resource pool, and the succession of the presidents of the Three Core Companies from the viewpoint of improving supervisory functions.

In addition, we repeatedly discussed the composition of the Board of Directors, including those of the subsidiaries, as well as the succession of the directors and personnel matters relating to the directors.

Compensation Committee	**Role: Among other things, the Compensation Committee determines the basic policy for determination of executive compensation and the compensation for each individual director and executive officer (as defined in the Companies Act).**
Chairperson **Masami Yamamoto**	**Major topics discussed in FY2023** ● The process to verify the appropriateness of the design and operation of the executive compensation system. ● Appropriateness of incentive functions of the executive compensation system. ● Performance-linked compensation for the fiscal year 2022. ● The compensation for each individual director and executive officer (as defined in the Companies Act).

Main content of discussion

In the last fiscal year, with respect to the executive compensation system revised based on our Corporate Identity and Purpose, we actively held discussions from a multifaceted perspective that included "consistency with our business strategies" and "adequacy of the system in terms of an incentive function for executives," with a view towards maintaining and improving its appropriateness, while taking into account changes in the internal and external environment. We also discussed the ideal system to verify its appropriateness.

Audit Committee	Role: The Audit Committee audits the legality and appropriateness of the execution of duties by directors and executive officers (as defined in the Companies Act).
Chairperson **Takashi Tsukioka**	**Major topics discussed in FY2023** ● Status of the internal management systems on a global basis for establishing stable business operations. ● Understanding of the current status of frontlines through, among others, reporting from officers and employees and exchanges of opinions, including on-site inspections of offices in and outside Japan. ● Responding to important issues in accounting audits and revisions to disclosure rules.

Main content of discussion

We focused on monitoring the progress of key strategies, identification of issues and status of initiatives to strengthen the internal management system in business execution departments, and discussed a wide range of topics, including the need for ongoing initiatives to implement and firmly establish customer-oriented business operations, and the importance of initiatives to retain and develop stable human resources over the medium- to long-term.

Risk Committee	Chairperson **Hisaaki Hirama**	Role: The Risk Committee makes recommendations to the Board of Directors regarding decision-making and supervision relating to risk governance.

Major topics discussed in FY2023
● Selection of top risks, the operational status of the risk appetite framework.
● Status of comprehensive risk management.
● Status of sustainability initiatives.
● Status of cybersecurity initiatives.

Main content of discussion

We actively discussed, from a multifaceted perspective, the top risks that should be recognized by Mizuho and the status of risk control in light of the global business environment and macroeconomic trends, as well as the status of initiatives to improve resilience in cybersecurity and, particularly in relation to sustainability: the responses to various issues related to climate change and natural capital in light of global trends; the status of initiatives for enhancement of human rights due diligence and for disclosure of sustainability information; and other matters.

IT / Digital Transformation Committee	Chairperson **Hiromichi Shinohara**	Role: The IT / Digital Transformation Committee makes recommendations to the Board of Directors regarding decisions and supervision, etc. related to IT and digital transformation.	Newly established in January 2024

Major topics discussed in FY2023
● Policies for future initiatives regarding IT and systems, and management resource planning such as IT investments.
● Policies for future initiatives to promote digital transformation.
● Status of system risk management.

Main content of discussion

Through argumentation relating to IT strategies and the status of the initiative to promote digital transformation, we actively discussed, from a multifaceted perspective, the importance of working on digital transformation in harmony with our business strategies, with the aim of establishing a competitive advantage, as well as the concept of priorities related to IT investment in light of advances in technology and changes in the internal and external environment, the necessity for all management and employees to engage autonomously in systems risk management; and other matters.

Human Resources Review Meeting	Chairperson **Masahiro Kihara**	Role: The Human Resources Review Meeting holds deliberations over plans for the appointment of and commission to MHFG's executive officers (as defined in the Companies Act) to be determined by the Board of Directors and other matters.

Major topics discussed in FY2023
● The succession planning of key management.
● The appointment of executive officers for FY2024.

Main content of discussion

We repeatedly discussed sustained strengthening of the Group's management in order to implement the Corporate Identity, Purpose and business strategies of the Group, and repeatedly reviewed the development of human resources based on a variety of roles within the Group, the status of succession planning of key management, active appointment of candidates and the enlargement of assignment, the appointment of officers in FY2024, and other matters.

Status of initiatives for enhancing the effectiveness of the Board of Directors

Summary of initiatives for enhancing the effectiveness of the Board of Directors

In order to achieve the sustainable enhancement of corporate value, Mizuho Financial Group is strengthening its supervisory functions through initiatives for enhancing the effectiveness of the Board of Directors. More specifically, Mizuho Financial Group is carrying out initiatives on an autonomous and continual basis to reflect the issues identified through the results of the effectiveness evaluation of the Board of Directors in the management policy of the Board of Directors.


May of each year
Plan
Formulation of annual management policy
From June of each year to May of the following year
Do
Implementation of an annual plan
April of the following year
Check
Evaluation of effectiveness
April of the following year
Action
Identification of issues and examination of improvement measures

Evaluation of effectiveness of the Board of Directors

(1) Effectiveness evaluation process for the fiscal year 2023

All directors were given a questionnaire and interviewed regarding their supervisory activities in the fiscal year 2023. Thereafter, at meetings of the Board of Directors and offsite meetings, issues were identified and shared among directors and future responses were discussed.

(2) Summary of the results of the effectiveness evaluation for the fiscal year 2023

The evaluation confirmed that management of the Board of Directors has steadily improved and has been enhanced from the perspective of efficient and effective management. On the other hand, there was a comment stating that there is still room for improvement in terms of specific topics and the granularity of discussions at meetings of the Board of Directors.

(i) Improvement status of issues identified in the previous evaluation

Issues identified in the previous evaluation	There are still issues that remain in terms of the efficient and effective management of the Board of Directors. In addition, there is still room for enhancement of the initiatives for further improvement of the effectiveness of the Board of Directors.
Evaluation of improvement status of the issues stated above	**The evaluation confirmed that a certain level of improvement was achieved from the perspective of effective and efficient management.** ✓ Progress was made to a reasonable extent in eliminating redundancies and improving efficiency through measures including the selection of proposals as a result of the assignment of responsibilities to the committees and the sharing of the status of discussions made at the meetings of the Board of Directors of subsidiaries.

(ii) Issues identified for further enhancement of effectiveness

(a) Room for further enhancement of discussions on our growth strategy based on changes in the internal and external environment

✓ Discussions on our management foundations, including corporate culture, have progressed and have been enhanced. It was identified that there is a necessity to increase the proportion of discussions on our growth strategy for the future.

(b) Room for distillation of the issues to be discussed and engagement in even more robust discussions than ever before

✓ It was identified that there is a necessity for the Board of Directors to focus more on the discussion of issues related to the long-term growth strategy and important issues while delegating, to the executive side, decisions regarding individual and specific tactics and measures.

Reference materials for the General Meeting of Shareholders

Company proposal

Proposal 1: Appointment of fourteen (14) directors

Of the fourteen (14) directors appointed at the 21st Ordinary General Meeting of Shareholders, Messrs. Makoto Umemiya and Motonori Wakabayashi resigned as a director as of April 1, 2024, and the term of office of the other twelve (12) directors will expire at the closing of this Ordinary General Meeting of Shareholders. Therefore, we propose the appointment of fourteen (14) directors in accordance with the determination by the Nominating Committee.

All eight (8) of the outside director candidates satisfy the "Independence Standards of Outside Directors of Mizuho Financial Group" established by Mizuho Financial Group. (For an overview of the independence standards above, please see page 53.)

Candidates for members of the Board of Directors

Candidate No.	Candidate's Name			Year of appointment	Current title at Mizuho Financial Group
1	Yoshimitsu Kobayashi	Male	Reappointment / Independent Outside Director	2020	Member of the Board of Directors
2	Ryoji Sato	Male	Reappointment / Independent Outside Director	2020	Member of the Board of Directors
3	Takashi Tsukioka	Male	Reappointment / Independent Outside Director	2021	Member of the Board of Directors
4	Kotaro Ohno	Male	Reappointment / Independent Outside Director	2023	Member of the Board of Directors
5	Hiromichi Shinohara	Male	Reappointment / Independent Outside Director	2023	Member of the Board of Directors
6	Izumi Kobayashi	Female	Reappointment / Independent Outside Director	2017	Member of the Board of Directors Chairperson of the Board of Directors
7	Yumiko Noda	Female	Reappointment / Independent Outside Director	2023	Member of the Board of Directors
8	Takakazu Uchida	Male	New appointment / Independent Outside Director	-	-
9	Seiji Imai	Male	Reappointment / Internal Non-Executive Director	2021	Chairperson (*Kaicho*), Member of the Board of Directors
10	Hisaaki Hirama	Male	Reappointment / Internal Non-Executive Director	2019	Member of the Board of Directors
11	Masahiro Kihara	Male	Reappointment / Executive Director	2022	Member of the Board of Directors President & Group CEO (Representative Executive Officer)
12	Hidekatsu Take	Male	New appointment / Executive Director	-	Deputy President & Senior Executive Officer (Representative Executive Officer)
13	Mitsuhiro Kanazawa	Male	New appointment / Executive Director	-	Senior Executive Officer
14	Takefumi Yonezawa	Male	New appointment / Executive Director	-	Senior Executive Officer

Composition of the Board of Directors and approach to considering candidates for members of the Board of Directors

Mizuho Financial Group believes that, in addition to conducting strategic direction within the group, it is important for our Board of Directors to fulfill the role of appropriately implementing governance functions across the group and across subsidiaries under the group's management. As such, our Board of Directors is composed of an appropriate balance of internal directors who have insight into the group's business model, and outside directors who possess complex and diverse perspectives that we may not have within the group.

Percentage of outside directors	Percentage of outside and non-executive directors	Percentage of female directors
57.1%	**71.4%**	**14.3%**

The criteria for appointing a director are established in our "Corporate Governance Guidelines". In addition, along with the redefining of the group's "Corporate Philosophy" and formulation of a new medium-term business plan in 2023, Mizuho Financial Group has clarified the skills that the Board of Directors as a whole should possess in order to ensure speedy corporate management and appropriate supervisory functions toward the realization of such plan, and established the details thereof as follows:



Characteristics of the Board of Directors of MHFG
The Board of Directors is dedicated to "supervising" management to the maximum extent possible (i.e., separation of supervision and management)
The aim of the group
Mizuho's vision for the world
"Personal well-being"
"Sustainable society and economy"
Mizuho's Purpose
Proactively innovate together with our clients for a prosperous and sustainable future.
Business focus areas
Support for the doubling of asset-based income
Improving customer experience
Enhancing the competitiveness of Japanese companies
Global Corporate & Investment Banking business model
Sustainability and innovation
Corporate culture transformation
Human capital enhancement
Digital transformation
Enhancing our corporate foundations
IT reforms
Maintenance of stable business operations
Skills that the Board of Directors as a whole should possess
Management
Risk Management / Internal Control
Financial Control / Accounting
Finance
Human Resources / Organization
IT / Digital
Sustainability
Global
Basic elements required for supervision
Basic elements based on Mizuho's business strategies

Management	We believe that the experience of management, especially as a member in executive management in a large corporation and other companies, is necessary to fulfill the supervisory function of the group.
Risk Management / Internal Control	We believe that professional experience in and knowledge of risk governance and internal control in corporations, auditing firms, and/or in the legal profession is necessary for supervision to ensure fair corporate activities and sound business operations by the management.
Financial Control / Accounting	We believe that experience as a CFO or person with similar responsibility in corporations and professional experience and knowledge as a certified public accountant or as a member of a similar profession is necessary to oversee management, which aims to build a sound financial base, pursue capital efficiency and realize growth strategies.
Finance	We believe that knowledge of the financial business, backed by, among others, business experience at financial institutions, is necessary to fulfill the supervisory function of the group, which has banking, trust, and securities businesses at its core.
Human Resources / Organization	The group considers "human resources" to be one of the key corporate resources that will support future growth, and believes that experience in and knowledge of, among others, the development of executive managers, human resources and organizations is necessary from the perspective of appropriately overseeing efforts by the management to transform human capital and corporate culture.
IT / Digital	We believe that experience and knowledge in, among others, technological and business development in the IT and digital fields is necessary to fulfill the group's supervisory function, as they are the foundation for customers to use the group's services with peace of mind and are also key to the group's future competitiveness.
Sustainability	The group aims to achieve its own growth through facing social issues and contributing to their resolution, and we believe that experience in and knowledge of environmental and other sustainability-related operations is necessary to fulfill the supervisory function of the group.
Global	As the group is expanding its business globally and aims to contribute increasingly to the sustainable growth of the world, we believe that experience in, among others, management of global corporations overseas is necessary to fulfill the supervisory function of the group.

The table below lists the particular core skills of the (prospective) directors after this Ordinary General Meeting of Shareholders, in relation to the skills that the Board of Directors as a whole should possess. We believe that the Board of Directors as a whole would have the necessary skills in the event that Proposal 1 is approved as proposed. We also believe that each committee is equipped with the necessary skills based on their respective roles, including securing the knowledge of outside committee members at the meetings of voluntary committees.

[Skill Matrix of the Board of Directors]

Name	The skills that the Board of Directors as a whole should possess								Committees to be appointed (☆ Chairperson of the committee)					
	Management	Risk Management / Internal Control	Financial Control / Accounting	Finance	Human Resources / Organization	IT / Digital	Sustainability	Global	Nominating Committee	Compensation Committee	Audit Committee	Risk Committee[2]	IT / Digital Transformation Committee[3]	Human Resources Review Meeting
Yoshimitsu Kobayashi	●	●			●		●	●	☆					●
Ryoji Sato	●	●	●					●			☆			
Takashi Tsukioka	●	●			●		●	●	●	☆			●	●
Kotaro Ohno		●			●				●		●			●
Hiromichi Shinohara	●				●	●	●		●				☆	●
Izumi Kobayashi[1]	●	●		●	●		●	●	●			●		●
Yumiko Noda	●			●	●		●	●		●		●		
Takakazu Uchida		●	●	●				●		●	●			
Seiji Imai				●			●	●						
Hisaaki Hirama		●	●	●			●				●	☆	●	
Masahiro Kihara	●	●	●	●	●			●						☆
Hidekatsu Take				●			●	●						
Mitsuhiro Kanazawa		●		●		●		●						
Takefumi Yonezawa		●	●	●				●						

23

Notes

1: Chairperson of the Board of Directors

2: The following two external experts serve on the committee:
Rintaro Tamaki (President, Japan Center for International Finance)
Hiroshi Naka (Professor, the University of Tokyo Institute for Future Initiatives)

3: The following two external experts serve on the committee:
Masatsugu Shimono (Honorary Advisor, IBM Japan, Ltd.)
Masami Yamamoto (Outside Director, JFE Holdings, Inc. / a former President, Fujitsu Limited)

Candidate No. 1	Yoshimitsu Kobayashi	Reappointment / Independent Outside Director

Date of birth	November 18, 1946 (Age 77)	
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Chairperson of the Nominating Committee Member of the Human Resources Review Meeting	
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 5,519 shares Potential number of additional shares of common stock to be held: 6,047 shares	
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)	The Board of Directors:	15/15 meetings (100%)
	The Nominating Committee:	14/14 meetings (100%)
	The Human Resources Review Meeting:	12/12 meetings (100%)
Term in office as a director	4 years (as of the closing of this Ordinary General Meeting of Shareholders)	

Reason for appointment and summary of expected roles

In addition to serving as Representative Director, Member of the Board, President and Chairperson of Mitsubishi Chemical Group Corporation, he has served as Chairperson of the Japan Association of Corporate Executives, a member of the Council on Economic and Fiscal Policy, a member of the Industrial Competitiveness Council, a member of the Council for Science, Technology and Innovation and Chairperson of the Council for Promotion of Regulatory Reform, among others. Currently, among others, he is actively performing the role of Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc. As a senior executive of a global corporation which has diverse business operations, he has practiced sustainability management from early in his career and has deep insight in corporate governance.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Tokyo Electric Power Company Holdings, Inc., where he serves as Chairman of the Board of Directors, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Tokyo Electric Power Company Holdings, Inc., and (ii) the percentage of gross profits gained through the business with group companies of Tokyo Electric Power Company Holdings, Inc. of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging his broad experience as a senior executive and deep insight about the environment, society and corporate governance, as the Chairperson of the Nominating Committee, he led discussions with respect to the successions of the GCEO and the top management of subsidiaries, and at the Board of Directors meetings, he appropriately performed supervisory functions by, among other matters, providing opinions on capital strategies and IT investments, etc. and opinions and suggestions on matters such as the

scope of sustainable business and the use of global personnel from the point of view of the medium- to long-term growth of the group.

Brief personal record (major concurrent office indicated in bold)

December 1974	Joined Mitsubishi Chemical Industries Corporation (current Mitsubishi Chemical Corporation)
April 2005	Managing Executive Officer of Mitsubishi Chemical Corporation
April 2007	Representative Director, Member of the Board, President of Mitsubishi Chemical Holdings Corporation* Representative Director, Member of the Board, President and Chief Executive Officer, of Mitsubishi Chemical Corporation
June 2012	Outside Director of Tokyo Electric Power Co., Inc. (until March 2015)
April 2015	Chairperson, Japan Association of Corporate Executives (until April 2019)
June 2015	Member of the Board, Chairperson of Mitsubishi Chemical Holdings Corporation*
September 2015	Outside Director of Toshiba Corporation (until July 2020)
June 2018	Chairperson of Board of Directors, Outside Director of Toshiba Corporation (until July 2020)
June 2020	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
June 2021	Member of the Board of Mitsubishi Chemical Holdings Corporation* (until June 2022) **Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc. (current)**

* Current Mitsubishi Chemical Group Corporation

Candidate No. 2	Ryoji Sato	Reappointment / Independent Outside Director

Date of birth	December 7, 1946 (Age 77)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Audit Committee
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 3,259 shares Potential number of additional shares of common stock to be held: 6,047 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)	The Board of Directors: 15/15 meetings (100%) The Audit Committee: 18/18 meetings (100%) The System Failure Response Evaluation Committee: 7/7 meetings (100%)
Term in office as a director	4 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

As he has served in positions such as Chief Executive Officer (CEO) of Deloitte Touche Tohmatsu LLC and Chairperson of the Audit Committee of Toshiba Corporation, and he is currently active as a certified public accountant, he has auditing experience of various companies, including financial institutions, and experience of participating in the global management as the head of organizations who leads various lines of business, backed by his high level of expertise in finance and accounting.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

With respect to the relationship between him, as a certified public accountant, and the group, he has not received any money or proprietary benefit from the group other than executive compensation.

Activities on the Board of Directors and committees

By leveraging his deep insight and high level of expertise in finance, accounting and internal control systems, backed by his experience as the Chief Executive Officer (CEO) of an audit firm and extensive experience as a certified public accountant, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other matters, providing opinions on policies that take into account improper practices in the group companies, and opinions and suggestions on differentiation from other companies in the retail business.

Brief personal record (major concurrent office indicated in bold)

April 1969	Joined Nikko Securities Co., Ltd (current SMBC Nikko Securities Inc.)
October 1971	Joined Tohmatsu Awoki & Co.*
February 1975	Registered as Certified Public Accountant
May 1983	Partner of Tohmatsu Awoki & Co.*
June 2007	Chief Executive Officer of Tohmatsu & Co.*
November 2010	Senior Advisor of Deloitte Touche Tohmatsu LLC (until May 2011)
September 2015	Outside Director of Toshiba Corporation (until June 2019)
July 2016	**Audit & Supervisory Board Member of Nippon Life Insurance Company (Outside Director (Audit & Supervisory Committee Member) from July 2022 (current))**
June 2020	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

* Current Deloitte Touche Tohmatsu LLC

Candidate No. 3	Takashi Tsukioka	Reappointment / Independent Outside Director

Date of birth	May 15, 1951 (Age 73)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Chairperson of the Audit Committee Member of the IT / Digital Transformation Committee Member of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 1,852 shares Potential number of additional shares of common stock to be held: 4,020 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)	The Board of Directors: 15/15 meetings (100%) The Nominating Committee: 14/14 meetings (100%) The Compensation Committee: 8/8 meetings (100%) The Audit Committee: 18/18 meetings (100%) The IT / Digital Transformation Committee: 2/2 meetings (100%) The Human Resources Review Meeting: 12/12 meetings (100%) The System Failure Response Evaluation Committee: 7/7 meetings (100%)
Term in office as a director	3 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

As he has served as Representative Director, President and Chief Executive Officer, and Chairperson and Representative Director of Idemitsu Kosan Co.,Ltd. and President of the Petroleum Association of Japan, he has extensive knowledge and expertise pertaining to sustainability as a senior executive of a global corporation in the energy industry, and has extensive experience concerning transformation through corporate mergers and other means, risk management such as crisis management and engagement of employees who have diverse values.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging his extensive experience as a senior executive and deep insight in organizational management, as the Chairperson of the Audit Committee, he led active discussions on various themes, such as stable business operations on a global basis and enhancement of collaboration with the Internal Audit Group. In addition, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other matters, providing opinions on inorganic strategies in anticipation of medium- to long-term growth, and opinions and suggestions on strategies with respect to the retail business and branding and DX to support such business.

Brief personal record (major concurrent office indicated in bold)

April 1975	Joined Idemitsu Kosan Co.,Ltd.
June 2007	Executive Officer and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2008	Managing Executive Officer and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2009	Director and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2010	Managing Director and Managing Executive Officer and General Manager of Corporate Planning Department of Idemitsu Kosan Co.,Ltd.
April 2011	Managing Director of Idemitsu Kosan Co.,Ltd.
June 2012	Executive Vice President and Representative Director of Idemitsu Kosan Co.,Ltd.
June 2013	Representative Director, President and Chief Executive Officer of Idemitsu Kosan Co.,Ltd.
April 2018	Chairperson and Representative Director of Idemitsu Kosan Co.,Ltd.
June 2020	Special Advisor of Idemitsu Kosan Co.,Ltd.
June 2021	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
June 2022	**Honorary Advisor of Idemitsu Kosan Co., Ltd. (current)**
June 2023	**Outside Director of Mitsui-Soko Holdings Co., Ltd. (current)**

Candidate No. 4	Kotaro Ohno	Reappointment / Independent Outside Director

Date of birth	April 1, 1952 (Age 72)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Member of the Audit Committee Member of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 1,000 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)[2]	The Board of Directors: 11/11 meetings (100%) The Nominating Committee: 11/11 meetings (100%) The Audit Committee: 13/13 meetings (100%) The Human Resources Review Meeting: 10/10 meetings (100%) The System Failure Response Evaluation Committee: 5/5 meetings (100%)
Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He has served in positions such as Vice-Minister of Justice, Superintending Prosecutor and Prosecutor-General, and he is currently active as an attorney-at-law. In addition, having served as the chairperson of the nominating committee and the audit committee as an outside director of other companies, he has extensive knowledge and expertise in organizational management and corporate governance as well as expertise in legal affairs and crisis management.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management.

Although he has not previously been engaged in management of a company other than in his career as an outside director and outside audit & supervisory board member, we believe he will fulfill the duties of an outside director of Mizuho Financial Group appropriately due to the reasons stated above.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The relationship between him, as attorney-at-law, and the group does not affect his independence, for reasons that he has not received any money or proprietary benefit from the group, and, although he has served as an advisor of Atsumi & Sakai, he has not been involved in its management.

Activities on the Board of Directors and committees

By leveraging his extensive experience and his deep insight and expertise in the legal profession, he appropriately performed supervisory functions by, among other matters, providing opinions on business strategies from a customer-oriented perspective and opinions and suggestions on human resource management to ensure that there is management personnel and other personnel to support various business areas, and on risk management for IT and cybersecurity, etc.

Brief personal record (major concurrent office indicated in bold)

April 1976	Appointed as Public Prosecutor
July 2009	Vice-Minister of Justice
August 2011	Superintending Prosecutor at Sendai High Public Prosecutors Office
July 2012	Superintending Prosecutor at Tokyo High Public Prosecutors Office
July 2014	Prosecutor-General
November 2016	Special Counsel of Mori Hamada & Matsumoto (until December 2022)
May 2017	Outside Director of AEON Co., Ltd. (until May 2023)
June 2017	Outside Audit & Supervisory Board Member of ITOCHU Corporation (until June 2021) **Outside Audit & Supervisory Board Member of Komatsu Ltd. (current)**
January 2023	**Advisor of Atsumi & Sakai (current)**
June 2023	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

Candidate No. 5	Hiromichi Shinohara	Reappointment / Independent Outside Director

Date of birth	March 15, 1954 (Age 70)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Chairperson of the IT / Digital Transformation Committee Member of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 1,000 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)[2]	The Board of Directors: 11/11 meetings (100%) The Nominating Committee: 11/11 meetings (100%) The Risk Committee: 5/5 meetings (100%) The IT / Digital Transformation Committee: 2/2 meetings (100%) The Human Resources Review Meeting: 10/10 meetings (100%) The System Failure Response Evaluation Committee: 5/5 meetings (100%)
Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

In addition to having served as CTO, CISO, Senior Executive Vice President and Chairman of the Board (Kaicho) and Chairman of the Board of Directors of Nippon Telegraph and Telephone Corporation, he is actively performing the roles of Vice Chair and Chair of Committee on Digital Economy of Keidanren (Japan Business Federation) and member of the Council for Science, Technology and Innovation of the Cabinet Office. Through his extensive experience as a top executive in corporate management and research and development, he has expert knowledge in corporate governance and technology, as well as a high level of expertise in human resource development, and the creation of a sustainable society through the use of technology.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Nippon Telegraph and Telephone Corporation, where he serves as Executive Advisor, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Nippon Telegraph and Telephone Corporation, and (ii) the percentage of gross profits gained through the business with group companies of Nippon Telegraph and Telephone Corporation of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging his extensive experience as a senior executive and his deep insight and expertise in technology, at the Board of Directors meetings, he provides opinions on collaboration and communication between system developers and users, and cooperation with partner companies, as well as opinions and suggestions on ensuring diverse personnel for promoting DX and innovation. In addition, he demonstrated his excellent skills and

appropriately performed supervisory functions by, among other matters, being appointed as the Chairperson of the IT / Digital Transformation Committee in January of this year and leading active discussions on the fiscal year plan regarding the IT and DX areas for this fiscal year.

Brief personal record (major concurrent office indicated in bold)

April 1978	Joined Nippon Telegraph and Telephone Public Corporation (current Nippon Telegraph and Telephone Corporation)
June 2009	Senior Vice President, Head of Research and Development Planning, Member of the Board of Nippon Telegraph and Telephone Corporation
June 2012	Executive Vice President, Head of Research and Development Planning, Member of the Board of Nippon Telegraph and Telephone Corporation
June 2014	Senior Executive Vice President, Head of Research and Development Planning, Representative Member of the Board of Nippon Telegraph and Telephone Corporation
June 2018	Chairman of the Board of Directors of Nippon Telegraph and Telephone Corporation
June 2021	**Outside Director of Yamaha Corporation (current)**
June 2022	**Executive Advisor of Nippon Telegraph and Telephone Corporation (current)**
June 2023	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

Candidate No. 6	Izumi Kobayashi	Reappointment / Independent Outside Director

Date of birth	January 18, 1959 (Age 65)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Chairperson of the Board of Directors Member of the Nominating Committee Member of the Risk Committee Member of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 6,885 shares Potential number of additional shares of common stock to be held: 8,957 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)	The Board of Directors: 15/15 meetings (100%) The Nominating Committee: 14/14 meetings (100%) The Risk Committee: 9/9 meetings (100%) The Human Resources Review Meeting: 12/12 meetings (100%) The System Failure Response Evaluation Committee: 7/7 meetings (100%)
Term in office as a director	7 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

As she has served as President and Representative Director of Merrill Lynch Japan Securities Co., Ltd. (current BofA Securities Japan Co., Ltd.), and Executive Vice President of the Multilateral Investment Guarantee Agency of the World Bank Group, she has extensive experience as heads of global organizations known for its diversity and deep insight in the field of finance, sustainability and risk governance and other fields.

We propose to appoint her as an outside director based on our conclusion that she will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

She satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging her extensive experience as a senior executive and her deep insight and expertise in the field of finance and global trends surrounding the business, at the Board of Directors meetings, she provides opinions and suggestions on offering and disseminating information both inside and outside the company based on the Purpose, as well as opinions and suggestions on human capital. In addition, as the Chairperson of the Board of Directors, she demonstrated her excellent skills and appropriately performed supervisory functions by, among other matters, regularly and proactively communicating with both domestic and foreign directors, executive officers and employees, including the President & Group CEO, full-time members of the Audit Committee, members of the Board of Directors of subsidiaries, and investors, etc., and leading discussions at the Board of Directors meetings on key agenda from a multifaceted perspective.

Brief personal record (major concurrent office indicated in bold)

April 1981	Joined Mitsubishi Chemical Industries, Ltd. (current Mitsubishi Chemical Corporation)
June 1985	Joined Merrill Lynch Futures Japan Inc.
December 2001	President and Representative Director of Merrill Lynch Japan Securities Co., Ltd. (current BofA Securities Japan Co., Ltd.) (until November 2008)
November 2008	Executive Vice President, the Multilateral Investment Guarantee Agency of the World Bank Group
July 2013	**Outside Director of ANA Holdings Inc. (current)**
June 2014	Outside Director of Mitsui & Co., Ltd. (until June 2023)
July 2014	Member of the Risk Committee of Mizuho Financial Group (as an outside expert who is not a director) (until June 2017)
June 2017	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
June 2020	**Outside Director of OMRON Corporation (current)**

Candidate No. 7	Yumiko Noda	Reappointment / Independent Outside Director

Date of birth	January 26, 1960 (Age 64)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Compensation Committee Member of the Risk Committee
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 1,000 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)[2]	The Board of Directors: 11/11 meetings (100%) The Compensation Committee: 7/7 meetings (100%) The Risk Committee: 7/7 meetings (100%)
Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

After having worked at financial institutions and consulting firms, and having served as Deputy Mayor of Yokohama City, she has been actively performing the roles of President and Representative Director, and, currently, Chairman and Representative Director of Veolia Japan GK and Vice Chair of Keidanren. She has demonstrated leadership in such diverse organizations as above, and, through her extensive experience as a senior executive of a global corporation in the environmental services business, she has a wealth of experience and knowledge in sustainability and deep insight in financial fields, including PFI.

We propose to appoint her as an outside director based on our conclusion that she will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

She satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Veolia Japan GK, where she serves as Chairman and Representative Director, and the group does not affect her independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Veolia Japan GK, and (ii) the percentage of gross profits gained through the business with group companies of Veolia Japan GK of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging her extensive experience as a senior executive and her deep insight and expertise in the fields of finance and sustainability, at the Board of Directors meetings, she appropriately performed supervisory functions by, among other matters, providing opinions from the perspective of connecting the Purpose and business strategies to each employee's motivation and actions, as well as opinions and suggestions on business strategies with regard to sustainability based on global trends.

Brief personal record (major concurrent office indicated in bold)

April 1982	Joined Bank of America, Tokyo
March 1996	Deputy General Manager and Head of Structured Finance of the Long-Term Credit Bank of Japan, London
January 2000	Partner of PricewaterhouseCoopers Financial Advisory Services (current PwC Advisory LLC)
June 2007	Deputy Mayor of Yokohama City
January 2011	Partner, Head of PPP and Infrastructure of PwC Advisory Co., Ltd (current PwC Advisory LLC)
October 2017	President and Representative Director of Veolia Japan K.K. (current Veolia Japan GK)
June 2020	**Chairman and Representative Director of Veolia Japan K.K. (current Veolia Japan GK) (current)**
June 2021	**Outside Director of Idemitsu Kosan Co., Ltd (until June 2024 (planned))** **Outside Director of Benesse Holdings, Inc. (until June 2024 (planned))**
June 2023	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

* Outside Director of East Japan Railway Company (the proposal for her election is scheduled to be submitted to the ordinary general meeting of shareholders of East Japan Railway Company to be held in June 2024)
* Outside Director of Sumitomo Chemical Company, Limited (the proposal for her election is scheduled to be submitted to the ordinary general meeting of shareholders of Sumitomo Chemical Company, Limited to be held in June 2024)

Candidate No. 8	Takakazu Uchida	New appointment / Independent Outside Director

Date of birth	September 24, 1960 (Age 63)
Current title and assignment at Mizuho Financial Group	-
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 0 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)	-
Term in office as a director	- (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

In addition to serving as Chief Financial Officer and Representative Director, Executive Vice President of Mitsui & Co., Ltd., among others, he is also actively performing the role of a Governor of the Government Pension Investment Fund and is a member of an Expert Panel on JFSA's Policy Evaluations. He has extensive experience in, and has deep insight on fields such as the corporate governance of a global corporation which has a diverse business portfolio, finance and risk management, and financial business.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Mitsui & Co., Ltd., where he serves as Counselor, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Mitsui & Co., Ltd., and (ii) the percentage of gross profits gained through the business with group companies of Mitsui & Co., Ltd. of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Brief personal record (major concurrent office indicated in bold)

April 1983	Joined Mitsui & Co., Ltd.
April 2014	Managing Officer, General Manager, Finance Div. of Mitsui & Co., Ltd.
April 2017	Executive Managing Officer, General Manager, Finance Div. of Mitsui & Co., Ltd.
April 2018	Executive Managing Officer, Chief Financial Officer, of Mitsui & Co., Ltd.
June 2018	Representative Director, Executive Managing Officer, Chief Financial Officer of Mitsui & Co., Ltd.
April 2019	Representative Director, Senior Executive Managing Officer, Chief Financial Officer of Mitsui & Co., Ltd.

April 2020	Representative Director, Executive Vice President, Chief Financial Officer of Mitsui & Co., Ltd.
July 2020	Governor of Government Pension Investment Fund (until February 2024)
April 2021	Member of Expert Panel on JFSA's Policy Evaluations (current)
April 2022	Director of Mitsui & Co., Ltd.
June 2022	**Counselor of Mitsui & Co., Ltd. (current)**
July 2022	Vice Chair and Public Board Member of Self-Regulation Board of Japan Securities Dealers Association (current)

Candidate No. 9	Seiji Imai	Reappointment / Non-Executive Director

Date of birth	June 25, 1962 (Age 61)
Current title and assignment at Mizuho Financial Group	Chairperson (Kaicho), Member of the Board of Directors
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 42,814 shares Potential number of additional shares of common stock to be held: 60,976 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)	The Board of Directors: 15/15 meetings (100%)
Term in office as a director	3 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate banking business (with large corporations), international business, investment banking business, business promotion and other matters as a member of the group since 1986.

He has served as Chairperson (Kaicho), Member of the Board of Directors of Mizuho Financial Group since April 2022, after having served in positions such as General Manager of Corporate Banking Department No.12, General Manager of Seoul Branch, Head of Asia & Oceania excl. East Asia of Mizuho Bank, Ltd., Head of Global Corporate Company and Head of Corporate & Institutional Company of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies of large corporations and global corporations, including ESG, and business challenges. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director because the utilization of his experience and expert knowledge, as a member of the Board of Directors and from the standpoint of a director who does not concurrently serve as an executive officer, is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2014	Executive Officer, General Manager of Seoul Branch of BK
April 2016	Managing Executive Officer, Head of Asia & Oceania excl. East Asia of Mizuho Financial Group Managing Executive Officer, Head of Asia & Oceania excl. East Asia of BK
April 2018	Senior Managing Executive Officer, Head of Global Corporate Company of Mizuho Financial Group (until April 2020)
April 2019	Deputy President & Executive Officer of BK
April 2020	Senior Managing Executive Officer, Head of Corporate & Institutional Company and Head of Global Products Unit of Mizuho Financial Group

April 2021	Deputy President & Senior Executive Officer, Head of Corporate & Institutional Company and Head of Global Corporate Company of Mizuho Financial Group (Member of the Board of Directors and Deputy President & Senior Executive Officer from June 2021)
April 2022	Chairperson (*Kaicho*), Member of the Board of Directors (current)
Definition: BK: Mizuho Bank, Ltd.	

Candidate No. 10	Hisaaki Hirama	Reappointment / Non-Executive Director

Date of birth	December 26, 1962 (Age 61)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Audit Committee Chairperson of the Risk Committee Member of the IT / Digital Transformation Committee
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 24,041 shares Potential number of additional shares of common stock to be held: 21,759 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)	The Board of Directors: 15/15 meetings (100%) The Audit Committee: 18/18 meetings (100%) The Risk Committee: 9/9 meetings (100%) The IT / Digital Transformation Committee: 2/2 meetings (100%)
Term in office as a director	5 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, business promotion, internal audits and other matters as a member of the group since 1986.

He has served as member of the Board of Directors, member of the Audit Committee and Chairperson of the Risk Committee of Mizuho Financial Group since June 2019, after having served in positions such as General Manager of Accounting Department of Mizuho Financial Group, General Manager of Marunouchi-Chuo Branch Division No.1, General Manager of Nagoya Corporate Branch and Head of Internal Audit Group of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, financial control, accounting, various risk management and sustainability. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director because the utilization of his experience and expert knowledge, as a member of the Board of Directors and from the standpoint of a director who does not concurrently serve as an executive officer, is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors. He has considerable expert knowledge concerning finance and accounting, which he gained through his abundant experiences and career as General Manager of Accounting Department of Mizuho Financial Group, General Manager of Accounting Department of Mizuho Bank, Ltd. and member of the Audit Committee of Mizuho Financial Group.

Brief personal record (major concurrent office indicated in bold)

April 2014	Executive Officer, General Manager of Marunouchi-Chuo Branch Division No.1 of BK
April 2015	Executive Officer, General Manager of Nagoya Corporate Branch of BK
April 2017	Managing Executive Officer, Head of Internal Audit Group of BK
April 2019	Advisor to Audit Committee of Mizuho Financial Group
June 2019	Member of the Board of Directors of Mizuho Financial Group (current)
Definition: BK: Mizuho Bank, Ltd.	

Candidate No. 11	Masahiro Kihara	Reappointment / Executive Director

Date of birth	August 21, 1965 (Age 58)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors President & Group CEO (Representative Executive Officer) Chairperson of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 11,741 shares Potential number of additional shares of common stock to be held: 65,108 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)	The Board of Directors: 15/15 meetings (100%) The Human Resources Review Meeting: 12/12 meetings (100%)
Term in office as a director	2 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, financial planning, risk management, investment banking business, markets business and other matters as a member of the group since 1989.

He has served as President & Group CEO of Mizuho Financial Group since February 2022, after having served in positions such as Project Manager of Risk Governance Enhancement Project Team of Mizuho Financial Group, General Manager of Risk Management Department, General Manager of Financial Planning Department, Head of Financial Control & Accounting Group, Head of Strategic Planning Group of Mizuho Securities Co., Ltd. and Head of Global Products Unit of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, business management and internal control. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director based on the role delegated to him as the head of business execution and because the utilization of his experience and expert knowledge as a member of the Board of Directors is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

January 2014	Project Manager of Risk Governance Enhancement Project Team of Mizuho Financial Group
April 2017	Executive Officer, General Manager of Risk Management Department of SC
April 2018	Executive Officer, General Manager of Financial Planning Department of SC
April 2019	Executive Officer, Joint Head of Financial Control & Accounting Group and Joint Head of Global Finance of SC
April 2020	Managing Executive Officer, Deputy Head of Strategic Planning Group and Deputy Head of Financial Control & Accounting Group of Mizuho Financial Group, Managing Executive Officer, Head of Strategic Planning Group, Head of Financial Control & Accounting Group, In Charge of Markets, Strategic Intelligence Dept. until October 2020 and Head of Global Finance of SC

April 2021	Managing Executive Officer*, Head of Global Products Unit, Deputy Head of Corporate & Institutional Company and Deputy Head of Global Corporate Company of Mizuho Financial Group Managing Executive Officer, Head of Global Corporate Division and Head of Global Products Unit of BK * Senior Executive Officer from July 2021 due to the integration of executive titles
February 2022	President & Group CEO and Head of Global Products Unit of Mizuho Financial Group Member of the Board of Directors of BK (until April 2024) **Member of the Board of Directors of TB (current)** **Member of the Board of Directors of SC (current)**
April 2022	President & Group CEO of Mizuho Financial Group (Concurrently, Member of the Board of Directors and President & Group CEO from June 2022) (current)
Definitions: BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd.	SC: Mizuho Securities Co., Ltd.

Candidate No. 12	Hidekatsu Take	New appointment / Executive Director

Date of birth	November 20, 1964 (Age 59)
Current title and assignment at Mizuho Financial Group	Deputy President & Senior Executive Officer (Representative Executive Officer) Head of Global Corporate & Investment Banking Company and In Charge of Specially Assigned Matters
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 20,134 shares Potential number of additional shares of common stock to be held: 34,975 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)	-
Term in office as a director	- (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in international business, corporate planning, business promotion and other matters as a member of the group since 1988.

He has served as Head of Global Corporate Company (currently Head of Global Corporate & Investment Banking Company) since the fiscal year 2022, after having served in positions such as General Manager of Strategic Planning Division of Mizuho Financial Group, Joint Head of the Americas of Mizuho Bank, Ltd., CEO for Asia & Oceania excl. East Asia of Mizuho Financial Group, Head of Sogo Shosha, Realty & Financial Sponsor Industry Group of Mizuho Bank, Ltd. and Head of Corporate & Institutional Company of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies on a global basis and business management. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director based on the role delegated to him as Head of Global Corporate & Investment Banking Company and because the utilization of his experience and expert knowledge as a member of the Board of Directors is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2016	Executive Officer, Joint Head of Americas of BK
April 2018	Managing Executive Officer, Head of Asia Oceania of Mizuho Financial Group Managing Executive Officer, Head of Asia Oceania of BK
April 2021	Managing Executive Officer, In Charge of Corporate Banking of BK
May 2021	Managing Executive Officer, Head of Sogo Shosha, Realty & Financial Sponsor Industry Group of BK
April 2022	Senior Executive Officer, Head of Corporate & Institutional Company and Head of Global Corporate Company of Mizuho Financial Group
April 2023	Senior Executive Officer, Head of Global Corporate & Investment Banking Company and In Charge of Specially Assigned Matters of Mizuho Financial Group (current) **Managing Executive Officer, Head of Global Corporate & Investment Banking Division of BK (current)**

April 2024	Deputy President & Senior Executive Officer, Head of Global Corporate & Investment Banking Company and In Charge of Specially Assigned Matters of Mizuho Financial Group (current)
Definitions: BK: Mizuho Bank, Ltd.	

Candidate No. 13	Mitsuhiro Kanazawa	New appointment / Executive Director

Date of birth	November 22, 1967 (Age 56)
Current title and assignment at Mizuho Financial Group	Senior Executive Officer Group CIO
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 5,469 shares Potential number of additional shares of common stock to be held: 24,927 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)	-
Term in office as a director	- (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, risk management, international business, business promotion and other matters as a member of the group since 1990.

He has served as Group CIO of Mizuho Financial Group since the fiscal year 2024, after having served in positions such as General Manager of Americas Department and In charge of Credit of Mizuho Bank Co., Ltd., General Manager of Risk Management Department, Deputy Head of Strategic Planning Group, Co-Head of IT & Systems Group and Group CPrO of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, internal and external risk governance and IT strategies. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director based on the role delegated to him as Group CIO and because the utilization of his experience and expert knowledge as a member of the Board of Directors is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2019	Executive Officer, In charge of Credit of Global Corporate Department of BK
April 2020	Executive Officer General Manager, Risk Management Department of Mizuho Financial Group Executive Officer General Manager, Risk Management Department of BK
March 2021	Executive Officer, In Charge of Specific Business, Strategic Planning Group of Mizuho Financial Group Executive Officer, In Charge of Specific Business, Strategic Planning Group of BK
April 2021	Managing Executive Officer, In Charge of Specific Business, Strategic Planning Group of Mizuho Financial Group Managing Executive Officer, In Charge of Specific Business, Strategic Planning Group of BK

July 2021	Group Executive Officer, Deputy Head of Strategic Planning Group of Mizuho Financial Group Managing Executive Officer, Deputy Head of Strategic Planning Group of BK
April 2022	Senior Executive Officer, Co-Head of IT & Systems Group of Mizuho Financial Group
April 2023	Senior Executive Officer, Group Co-Chief Information Officer and Group Chief Process Officer of Mizuho Financial Group
April 2024	Senior Executive Officer, Group Chief Information Officer of Mizuho Financial Group (current) **Managing Executive Officer, Chief Information Officer of BK (current)** **Director of RT (current)**
Definitions: BK: Mizuho Bank, Ltd. RT: Mizuho Research & Technologies, Ltd.	

Candidate No. 14	Takefumi Yonezawa	New appointment / Executive Director

Date of birth	December 10, 1970 (Age 53)
Current title and assignment at Mizuho Financial Group	Senior Executive Officer Group CFO and General Manager of International Accounting Standards Project Team
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 1,599 shares Potential number of additional shares of common stock to be held: 3,204 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2023)	-
Term in office as a director	- (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, industry research, financial planning and other matters as a member of the group since 1993.

He has served as Group CFO of Mizuho Financial Group since the fiscal year 2023, after having served in positions such as General Manager of Financial Planning Department and Deputy Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies and financial strategies that take into account economic, social and industry trends. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director based on the role delegated to him as Group CFO and because the utilization of his experience and expert knowledge as a member of the Board of Directors is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2019	General Manager, Financial Planning Department of Mizuho Financial Group
July 2021	Operating Officer, General Manager of Financial Planning Department of Mizuho Financial Group
April 2022	Operating Officer, Deputy Head of Financial Control & Accounting Group and Project Manager of International Accounting Standards Project Team of Mizuho Financial Group
April 2023	Senior Executive Officer, Group Chief Financial Officer (Group CFO) and General Manager of International Accounting Standards Project Team of Mizuho Financial Group (current) **Managing Executive Officer, Chief Financial Officer (CFO) and Project Manager of International Accounting Standards Project Team of BK (current)** **Managing Executive Officer, Chief Financial Officer (CFO) and Project Manager of International Accounting Standards Project Team of TB (current)**
Definitions: BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd.	

(Notes)　1.　For reference, "potential number of additional shares of common stock" refers to the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the stock compensation system.

2.　With respect to Messrs. Kotaro Ohno and Hiromichi Shinohara and Ms. Yumiko Noda, the stated attendance at the meetings of the Board of Directors and the Committees is for those meetings that were held during the fiscal year 2023, after their appointment as directors of Mizuho Financial Group in June 2023. In addition, with respect to Mr. Hiromichi Shinohara, the stated attendance at the meetings of the Risk Committee is for those meetings that were held during his term of office as a member of the Risk Committee from June 2023 to December 2023.

3.　The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. conducted a merger on July 1, 2013, whereby the former Mizuho Corporate Bank, Ltd. was the surviving company in an absorption-type merger and the former Mizuho Corporate Bank, Ltd. changed its trade name to Mizuho Bank, Ltd.

4.　Messrs. Seiji Imai and Hisaaki Hirama are the candidates for non-executive director who do not concurrently serve as executive officers, employees or executive directors of Mizuho Financial Group or its subsidiaries.

5.　Messrs. Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara and Takakazu Uchida and Misses. Izumi Kobayashi and Yumiko Noda satisfy the Independence Standards of Outside Directors of Mizuho Financial Group. Seven (7) candidates of the above eight (8) candidates, except Mr. Takakazu Uchida, are "independent directors," as defined by the Tokyo Stock Exchange, Inc., for the current period. Mr. Takakazu Uchida is also scheduled to be notified to the Tokyo Stock Exchange, Inc. as a "independent director".

6.　Liability Limitation Agreement
Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, we have entered into liability limitation agreements with seven (7) candidates for outside director—namely Messrs. Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka, Kotaro Ohno and Hiromichi Shinohara and Misses. Izumi Kobayashi and Yumiko Noda —which limit the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director acts bona fide and without gross negligence in performing his or her duty. We intend to continue with similar liability limitation agreements with each candidate for outside director, i.e., the above seven (7) candidates, and execute a similar liability limitation agreement with Mr. Takakazu Uchida, upon their appointment at this Ordinary General Meeting of Shareholders.

7.　Directors and officers liability insurance contract
Mizuho Financial Group has entered into a directors and officers liability insurance contract with an insurance company. If a claim for damages is made due to an act conducted by the insured based on his/her status as a director or an executive officer as defined in the Companies Act of Mizuho Financial Group, Mizuho Financial Group shall indemnify the insured from any damages, litigation expenses or other expenses incurred by the insured under such insurance contract. Provided, however, that if the insured (i) obtains illicit profits or benefits, (ii) intentionally violates laws and regulations or (iii) recognizes,

before the commencement of the insurance period, a situation where a claim for damages may be made, Mizuho Financial Group does not indemnify the insured. In addition, Mizuho Financial Group shall bear all insurance premiums and the insured shall not bear any insurance premiums. If each candidate is elected as a director, he or she will be included in the insureds under such insurance contract. Mizuho Financial Group plans to renew such insurance contract under the same terms during the term of office.

8. If this proposal is adopted, we expect the designation of the Chairperson of the Board of Directors and designation of committee members and the Chairperson of each committee to be as follows:

 Chairperson of the Board of Directors: Izumi Kobayashi

 Nominating Committee members: Yoshimitsu Kobayashi (Chairperson), Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara and Izumi Kobayashi

 Compensation Committee members: Takashi Tsukioka (Chairperson), Yumiko Noda and Takakazu Uchida

 Audit Committee members: Ryoji Sato (Chairperson), Kotaro Ohno, Takakazu Uchida and Hisaaki Hirama

 Risk Committee members: Hisaaki Hirama (Chairperson), Izumi Kobayashi, Yumiko Noda, Rintaro Tamaki (External Expert) and Hiroshi Naka (External Expert)

 IT / Digital Transformation Committee members: Hiromichi Shinohara (Chairperson), Takashi Tsukioka, Hisaaki Hirama, Masatsugu Shimono (External Expert) and Masami Yamamoto (External Expert)

 Human Resources Review Meeting members: Masahiro Kihara (Chairperson), Yoshimitsu Kobayashi, Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara and Izumi Kobayashi

9. The age of directors indicates their age on their last birthday as of this Ordinary General Meeting of Shareholders.

Overview of Independence Standards of Outside Directors of Mizuho Financial Group

1. An outside director shall not be an executive director, an executive officer or an employee ("a Person Performing an Executive Role") of Mizuho Financial Group or its current subsidiaries nor have been a Person Performing an Executive Role in the past 10 years prior to his or her appointment, nor shall be a director, an audit & supervisory board member, an audit counselor, an executive officer or an employee of a company for which Mizuho Financial Group is a principal shareholder.

2. (1) An outside director shall not be a person or its parent company or material subsidiaries to whom Mizuho Financial Group or its Core Subsidiaries are principal business counterparties nor a Person Performing an Executive Role thereof in the event that the foregoing is a company nor a person who has been a Person Performing an Executive Role thereof within the past three years.

   (2) An outside director shall not be a person or its parent company or material subsidiaries that is a principal business counterparty of Mizuho Financial Group or its Core Subsidiaries nor a Person Performing an Executive Role thereof in the event that the foregoing is a company nor a person who has been a Person Performing an Executive Role thereof within the past three years.

3. An outside director shall not be a Person Performing an Executive Role of an entity that receives donations or other support, the total amount of which exceeds a specific amount (greater amount of either the three-year average of JPY 10 million per year or 30% of the average annual total expenses) from Mizuho Financial Group or the Core Subsidiaries.

4. An outside director shall not be a Person Performing an Executive Role of a company or its parent company or subsidiaries to which directors are transferred from Mizuho Financial Group or its subsidiaries.

5. An outside director shall not currently be an accounting auditor or a person employed by an accounting auditor of Mizuho Financial Group or its subsidiaries nor has been in charge of the audit of Mizuho Financial Group or its current subsidiaries in such a capacity within the most recent three years.

6. An outside director that is a lawyer, consultant, or other type of specialist shall not receive greater than or equal to JPY 10 million per year on a three-year average from Mizuho Financial Group or the Core Subsidiaries other than compensation for officers nor shall they be employed by an advisory firm such as a law firm, to whom Mizuho Financial Group or the Core Subsidiaries are principal business counterparties.

7. An outside director shall not be a close relative of the directors, executive officers, or Operating Officers, Advisors, Executive Advisors or material employees or others that have a rank similar to an officer ("Person Equivalent to an Officer"; the same applies hereinafter) of Mizuho Financial Group or its current subsidiaries nor close relatives of such directors, executive officers, or Person Equivalent to an Officer, within the past five years nor a close relative of individuals who satisfy similar standards set forth in the latter part of 1 and in 2, 3, 5 and 6 above (excluding non-material cases).

8. An outside director shall not be a person who is likely to give rise to consistent substantive conflicts of interest in relation to general shareholders of Mizuho Financial Group other than for the reasons considered above.

9. Even in the event that a person does not satisfy items 2 through 7 set forth above, Mizuho Financial Group may appoint as its outside director a person who we believe to be suitable for the position of an outside director with sufficient independence in consideration of such person's character and insight, provided that we externally provide an explanation as to why we believe such person qualifies as an outside director with sufficient independence.

Note:
 "Core Subsidiaries" refers to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.
 "Principal business counterparties" are determined based on a standard of greater than or equal to 2% of the consolidated annual total sales (consolidated annual gross profits for Mizuho Financial Group) of each of the three fiscal years including the most recent fiscal year.

Shareholder proposals
Proposals 2 and 3 are based on joint proposals from three shareholders.

Shareholder proposals
Proposal 2: Partial amendment to the Articles of Incorporation
(director competencies for the effective management of climate-related business risks and opportunities)

I. Details of proposal

The following clause shall be added to the Articles of Incorporation:

Chapter V: "Directors and Board of Directors"
Clause : "Director Nomination (Director competencies for the effective management of climate-related business risks and opportunities)"

To promote the long-term success of the Company, given the risks and opportunities associated with climate change, the Company shall establish and disclose policies and processes for nominating directors and evaluating the board's effectiveness that ensure the management of climate-related business risks and opportunities is embedded in the Company's core management strategy, noting the appropriate balance and diversity of knowledge, experience and skills of the board as a whole.

II. Reasons for proposal

This proposal requests that the Company disclose necessary information in order for shareholders to ensure the Company's board has the competence required to properly oversee climate-related risks and opportunities.

The Company is exposed to substantial climate-related financial risk, given its significant involvement in carbon-intensive sectors such as fossil fuels. However, shareholders are currently unable to assess if the board is capable of fulfilling its duty to mitigate the aforesaid risks. To adequately manage climate-related risks and opportunities, the board of directors requires expertise in areas including climate science, low carbon transition, and public policy.

This proposal is aligned with what is expected by the Japanese Corporate Governance Code, and by investors through investor initiatives (e.g. Transition Pathway Initiative) and the International Sustainability Standard Board (ISSB).

Approval of this proposal will provide investors with critical information required to understand the security of their capital. It will also place the Company in a better position to manage transition risks and opportunities, and to maintain long-term corporate value as the Company navigates the shift toward a decarbonized economy. (400 characters were stated in the Japanese original submitted by such shareholders.)

Mizuho Financial Group's note: The above is a reproduction of the details of and reasons for the proposal as they originally appeared in a form submitted by the shareholders.

Opinion of the Board of Directors

The Board of Directors opposes this proposal.

We selected experience in and knowledge of environmental and other sustainability-related operations, including climate change-related operations, as one of the areas in which the Board of Directors as a whole should possess specific skills. In addition, regarding the nominations of the directors and the evaluations of the effectiveness of the Board of Directors, we set out policies and other frameworks in the Corporate Governance Guidelines and also regularly disclose the results of the evaluations on the effectiveness of the Board of Directors. Furthermore, by utilizing the expertise possessed by external experts, we established a system that enables us to perform appropriate supervisory functions. Specifically, major management issues, including climate change risk management, are discussed at the Board of Directors meetings and the Risk Committee meetings and the contents thereof are regularly disclosed.

With that said, it is important to ensure the balance, diversity and other related matters of the Board of Directors as a whole in order to perform supervisory functions. Accordingly, the Board of Directors is of the opinion that it would be inappropriate to insert, as called for by this proposal, stipulations pertaining to specific areas such as climate change in the Articles of Incorporation, which should contain stipulations on corporate organization and other basic items.

More information on the opinion of the Board of Directors of Mizuho Financial Group is given in detail in the following pages.

Opinion of the Board of Directors

1. Sustainability Promotion Structure

We set forth our vision for the future, centering on personal well-being and the achievement of a sustainable society and economy to support it. In particular, we are addressing climate change as one of the most important issues in regard to our business strategies, and are promoting activities to address climate change. We also established a system where climate-related initiatives are discussed at the business execution line, which includes the Sustainability Promotion Committee, Risk Management Committee and Executive Management Committee, and reports based on discussions at the business execution line are made to the Board of Directors and supervision is performed with respect to such initiatives by the Board of Directors and the Risk Committee in accordance with the structure for promoting and managing each initiative.

In addition, external experts are invited to the Risk Committee and Sustainability Promotion Committee to provide recommendations to and exchange opinions with directors and executive officers as defined in the Companies Act based on their expertise in sustainability, including climate change.


Supervision
Board of Directors
Risk Committee
Audit Committee
Business Execution
President &
Group CEO
Manages initiatives
Executive Management Committee
(Chair: Group CEO)
Deliberate important matters
Risk Management Committee
(Chair: Group CRO)
Monitor risks
Sustainability Promotion Committee
(Chair: Group CEO)
Deliberate/coordinate
Group CSuO
Plans and manages sustainability initiatives
Group CRO
Manages sustainability risk
Group CAE
Internal audits
Sustainable Business Dept.
Plans and promotes sustainable businesses
Sustainability Planning Dept.
Formulates Group-wide strategies, etc.
Risk Management Group
Risk Management Dept.
Sustainability Risk Management Office
Manages sustainability risk
In-house companies/units
Instructions and response to promote initiatives
Group companies

2. Status of Supervision

We continue to enhance our approaches to climate change based on active discussions with outside directors and committee members at meetings of the Board of Directors and Risk Committee. For the composition of the Board of Directors and approach to considering candidates for members of the Board of Directors, please see page 21.

<Discussions at meetings of the Board of Directors and Risk Committee>

- It is necessary to be committed, through suggestions to clients and policy recommendations, to more effective engagement and to risk controls in carbon-related sectors as a result of such activities.
- It is also necessary to identify risks related to technologies and next-generation technologies for transitions.
- Transition risks have been highlighted over the past few years; however, we should also pay attention anew to physical risks in light of the extreme weather conditions in recent years. Further, it is necessary to confirm the macroeconomic impacts resulting from such risks.
- It should also be noted that events that do not form part of the basis for calculation of the amount of the impact under the scenario analyses may occur. Such potential impact includes the impact of reputational damage to credit clients which could be triggered by ESG factors.
- Regarding credit policies for cases where our engagement is not effective and the initiatives toward decarbonization are not progressing, it is necessary to thoroughly discuss these from the perspective of risk management control.
- Our sustainability initiatives are steadily progressing. Going forward, it will be essential whether or not our efforts are actually having an impact on society towards decarbonization and structural transformation in industry for decarbonization.

This proposal requires inserting into the Articles of Incorporation stipulations pertaining to specific and individual matters, such as the formulation of policies and processes for nominating directors, and the evaluation of the Board's effectiveness in relation to a specific area, i.e., climate change. We will continue to enhance our approaches, taking into account rapidly changing circumstances and the discussions at business execution and supervisory lines, in response to climate change and various environmental and social issues. In this context, it is important to ensure the balance, diversity and other related matters of the Board of Directors as a whole in order to perform effective supervisory functions. Accordingly, the Board of Directors is of the opinion that it would be inappropriate to insert, as called for by this proposal, stipulations pertaining to specific areas such as climate change in the Articles of Incorporation, which should contain stipulations on corporate organization and other basic items.

Proposal 3: Partial amendment to the Articles of Incorporation
(assessment of customers' climate change transition plans)

I. Details of proposal

The following clause shall be added to the Articles of Incorporation:

Chapter : "Climate-Related Risk Management"
Clause : "Transition Plan (Assessment of clients' climate change transition plans)"

Noting the Company's climate change commitments and climate risk management strategies, the Company shall disclose:

i.   How the Company will assess fossil fuel sector clients' climate change transition plans for credible alignment with the 1.5°C goal of the Paris Agreement; and

ii. The consequences of clients not producing credible Paris-aligned transition plans, including the restriction of new finance.

II. Reasons for proposal

The proposal requests disclosure of information necessary for shareholders to ensure that the Company appropriately manages climate-related risks by supporting clients' genuine decarbonisation transitions.

The Company has committed to the "unwavering goal of pursuing the 1.5°C target of the Paris Agreement and achieving net zero by 2050" and recognises climate change as a "top risk." The Company claims to verify clients in carbon-related sectors have valid targets and appropriate transition strategies "in line with international standards."

However, the Company continues to provide significant financial support to fossil fuel clients that do not have transition plans credibly aligned with the Paris Agreement's 1.5°C target.

The disclosures requested in this proposal are required to ensure the Company adequately enacts its stated risk control measures, and aligns with its commitment to reduce finance portfolio emissions to net zero by 2050.

These disclosures are in line with investor expectations (e.g. Transition Pathway Initiative), and will help maintain and enhance the Company's long-term corporate value. (400 characters were stated in the Japanese original submitted by such shareholders.)

Mizuho Financial Group's note: The above is a reproduction of the details of and reasons for the proposal as they originally appeared in a form submitted by the shareholders, excluding any shareholder notes included therein.

Opinion of the Board of Directors

The Board of Directors opposes this proposal.

In light of the importance of climate-related risk management, we have established the risk control framework for carbon-related sectors and disclose the criteria for evaluation of, and the developments in, clients' status of responses to transition risks.

We engage with our clients based on the understanding that our role as a financial institution is fulfilled by supporting our clients through financing and other measures in order to promote the transition of the real economy. On that basis, we carefully consider whether to continue business with a client in the event that the client has not formulated a transition strategy even after a certain period of time after the first engagement.

In addition, we are continuously enhancing this framework in order to pursue efforts to limit the temperature increase within 1.5°C, such as by planning on adding "Target and performance are consistent with the 1.5 degree-aligned pathway" to the criteria for evaluation of clients' status of responses to transition risks.

With that said, in respect of the Articles of Incorporation, which should contain stipulations on corporate organization and other basic items, inserting stipulations pertaining to individual business execution therein may hinder our ability to respond flexibly and promptly. Accordingly, the Board of Directors is of the opinion that it would be inappropriate to add what this proposal requires to the Articles of Incorporation.

More information on the opinion of the Board of Directors of Mizuho Financial Group is given in detail in the following pages.

Opinion of the Board of Directors

1. Initiatives to Address Climate Change

We have developed “Mizuho’s Approach to Achieving Net Zero by 2050,” which outlines our aims and actions to achieve a decarbonized society by 2050 by pursuing efforts to limit the temperature increase within 1.5°C, and our “Net Zero Transition Plan,” which clarifies medium to long term strategies and initiatives. We are promoting our climate change responses in an integrated manner, from the perspectives of facilitating transitions in the real economy, capturing business opportunities and enhancing risk management.

<The Net Zero Transition Plan – Overview –>


Foundations
Policy
Environmental Policy (climate-related initiatives)
Aims and actions
Mizuho’s Approach to Achieving Net Zero by 2050
Governance
Climate-related governance structure for the Transition Plan
[Approval/supervision/reporting] The Board of Director approves the Transition Plan and supervises its progress reported and discussed by the execution line.
[Accountability/review] The business execution lines have the responsibility and authority to execute the Transition Plan, and must regularly review and report the progress made to the Board of Directors.
[Transparency] The details and progress of the Transition Plan is regularly disclosed and report to external stakeholders.
Strategy
Identification of priorities
[Materiality] Set as environment/society
[Top risks] Set as increasing severity of climate change impacts
[Scenario analyses] Recognized as a response to corporate transition risks and the importance of engagement
[Key sectors] Identified key sectors to the net zero transition
[Next-generation tech] Identified next-generation tech related to key sectors
Capturing business opportunities
Support a transition and structural transformation through financial and non-financial solutions
- Supply of transition financing, creation of new businesses, etc.
Risk management
Continual enhancements to risk management structures and policies
- Implementation and continuous review of risk management system in carbon-related sectors and the ES Policy
Strengthening engagement
Client engagement
Representing opinions for rule-making
Capability building
Strengthen SX talents and in-house penetration
Metrics and Targets
Capturing business opportunities
Sustainable finance / environment and climate-related finance targets
Risk management
Outstanding credit balance of coal-fired power plants
Exposure to high-risk areas in transition risk sectors
Engagement
Progress in client’s status of responses to the transition risks
Capability building
SX talents KPI
GHG emission reductions
Reduction targets for our own GHG emissions (Scope 1 and 2)
Reduction targets associated with financing and investments (Scope 3)

2. Climate-Related Risk Management

(1) Overview of the risk control framework for carbon-related sectors

We control risks through engagement for the purposes described below in sectors found in qualitative evaluations to have high transition risks (carbon-related sectors), and disclose the details of such measures to the public. We evaluate the degree of risk for each client along two axes: the client’s sector and the status of the client’s responses to transition risks. From these evaluations, we provide appropriate support for the client’s transition.

We will continue to make gradual improvements to our risk control frameworks for carbon-related sectors through quantitative identification of climate-related risks and revisions to evaluations of client responses to transition risks in light of the external business landscape.

Purposes

- Support client transitions and control Mizuho's transition risk through engagement.
- Identify areas with high transition risks to help construct an appropriate Mizuho portfolio that accounts for climate-related risks.
- Support client transitions to facilitate transition in the real economy, and gradually align Mizuho's portfolio with the Paris Agreement.

Two-axis risk evaluations and support

Axis	Client's sector (vertical axis)	Status of transition risk responses (horizontal axis)
Risk evaluation criteria	The company's business segment with the highest sales or energy mix	● Willingness to take measures against transition risk ● Transition strategy in place, setting of quantitative targets ● Target level, tangibility of means to an end and progress, track record and objectivity
Transition support	Support for business structural transformations leading to lower risk areas and sectors	Encourage and support clients' responses to transition risks

In the fiscal year 2024, we plan to add “Certain GHG emission reductions have been achieved relative to targets” and “Target and performance are consistent with the 1.5 degree-aligned pathway” to the criteria for evaluating status of responses to transition risks.

<Risk Control Framework for Carbon-Related Sectors>



(2) Clients' Status of responses to transition risks
①
* Has no policy to address transition risks
* Has set no targets
②
* Has a strategy to address transition risks
* Has set quantitative targets
③
* Has set targets aligned with the Paris Agreement
* Implementing specific initiatives based on those targets
④
* Has had a third-party certification2 to confirm that the company is on track to achieve its targets
* Certain to achieve those targets
(1) Clients' sector
Electric utilities
Main business: Coal-fired power generation
Main business: Oil- and gas-fired power generation, etc.
Main business: Renewable energy, nuclear power / power transmission, etc.
Resources
Coal (thermal coal)
Coal (coking coal)
Oil & gas
Materials
Steel
Cement
Other sectors
High-Risk Area1
(JPY1.5 trillion in total)
(% in carbon-related sector EXP: 9%)1
Medium-Risk Area
Low-Risk Area
Encourage and support clients' responses to transition risks3
Support for business structural transformations leading to lower risk areas
1: Amount of EXP as of December 31, 2023. High-risk area includes project finance for EXP of coal-fired power plants. 2: Science Based Targets, etc. 3:Set a "transition support framework" to provide more active support for clients` responses to transition risks, business structural transformations, etc., by setting requirements, including the fulfillment of international standards.
Actions (FY2024)
Upgrade evaluation criteria of (2) Clients' status of responses to transition risks
Clients' status of responses to transition risks ③
Levels are subdivided based on the criteria of "Certain GHG emission reductions have been achieved relative to targets"
Clients' status of responses to transition risks ④
Add "Target and performance are consistent with the 1.5 degree-aligned pathway" as one of the criteria for determining this level

The progress of clients' responses to the transition risks, confirmed based on the above framework, have been advanced in each sector compared to the previous fiscal years.

(2) Exposure control in high-risk areas

For high-risk areas identified with our two-axis risk evaluations, we control risks on the basis of the following exposure control policy.

- We pursue greater engagement with clients to support them in formulating effective strategies for transition risks, in disclosing their progress and in embarking at an early stage on business structural transformations in order to move into a lower risk sector.
- In order to facilitate a client's business structural transformations, we provide necessary transition support after verifying that the client has fulfilled the conditions in line with international standards under the "transition support framework."
- We carefully consider whether to continue business with a client in the event that the client is not willing to address transition risks and has not formulated a transition strategy even one year after our initial engagement.
- In the ways described above, we reduce our exposure over the medium to long term.

We will continue to clarify and enhance the scope of and our approaches to the high-risk areas as well as the conditions on providing support for business structural transformations.

This proposal requires inserting into the Articles of Incorporation stipulations pertaining to specific and individual business execution, such as the disclosure of the assessment method for clients' transition plans and measures to be taken after the assessment.

We will continue to enhance our approaches, taking into account rapidly changing circumstances and the discussions between our business execution and supervisory lines, in response to climate change and various environmental and social issues. However, as amendment to the Articles of Incorporation requires a special resolution at a general meeting of shareholders, should this proposal be adopted, it may hinder our ability to respond flexibly and promptly.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Business Report for the 22nd Fiscal Year

(from April 1, 2023 to March 31, 2024)

1. The current state of Mizuho Financial Group, Inc.

(1) Developments and results of operations

Group business domains

Mizuho Financial Group (“the group”) is composed of the holding company, Mizuho Financial Group, Inc. (“Mizuho Financial Group”), 219 consolidated subsidiaries and 25 equity-method affiliates. Our business domain includes banking, trust banking, securities and other financial services.


Holding Company
Mizuho Financial Group, Inc.
Banking
Mizuho Bank, Ltd.
Core Group Company
Mizuho Americas LLC
Trust Banking
Mizuho Trust & Banking Co., Ltd.
Securities
Mizuho Securities Co., Ltd.
Asset Management
Asset Management One Co., Ltd.
Research & Consulting
Mizuho Research & Technologies, Ltd.
Core Group Companies
Custody Bank of Japan, Ltd.
MI Digital Services Co., Ltd.
Mizuho Leasing Company, Limited
Mizuho Innovation Frontier Co., Ltd.

Note: The chart above is a simplified illustration of the relationships between Mizuho Financial Group and the core group companies.

Financial and economic environment (for the fiscal year ended March 31, 2024)

Reviewing the economic environment over the fiscal year ended March 31, 2024, although the impact of steep inflation and consequent monetary tightening materialized in Europe and the United States, the U.S. economy remained strong, reflecting sustained steady consumer spending supported by a subsequent slowdown in inflation and a favorable income environment. Meanwhile, consumption and corporate activities stagnated in Europe. In China, the economy lacked momentum, as the prolonged adjustment of the real estate market depressed the economy.

In the United States, the economy continued to grow steadily, mainly in terms of consumption, even under steep inflation and sudden monetary tightening by the Federal Reserve Board (FRB) in response thereto. On the other hand, inflation has slowed steadily as a result of the easing of labor and supply shortages due to companies' increased production capacity, which was enabled by increased investment, and increased labor force participation. Based on these circumstances, the FRB has left the policy interest rate unchanged since the rate hike at the meeting of the Federal Open Market Committee (FOMC) held in July 2023. However, since there are concerns that the rise in crude oil prices and other factors will extend to commodity prices, the FRB will determine future policies carefully while keeping an eye on the inflation and economic conditions.

In Europe, the economy slowed down while continuing to exhibit low growth. Consumer spending was stagnant and the impact of monetary tightening has exerted downward pressure on companies' investment demand. In addition, inflation slowed as a result of a pause in the passing of rising energy costs onto consumers and the deteriorating economy. Since July 2022, the European Central Bank (ECB) has rapidly raised its policy interest rate; however, the ECB has left such rate unchanged since its October 2023 meeting in response to the slowdown in inflation. Nevertheless, the tightening of labor market conditions continues and the risk of a resurgence in wages and price inflation remains.

In Asia, the economy is lacking momentum. In China, although infrastructure related investment supported the economy, prolonged adjustment in the real estate market and weak consumer spending resulted in an economy that lacked momentum. In addition, considering China's ongoing conflicts with the United States, there remains a high degree of uncertainty with respect to issues such as

trade and national security. In emerging economies, economic slowdown is coming to a halt in light of the improved market conditions for semiconductors. However, due to factors such as the slowdown of the global economy and the impact of monetary tightening, the economy has not yet fully recovered.

In Japan, economic recovery has been stagnant due to sluggish consumer spending resulting from price increases, and sluggish production activities of manufacturers due to slowdown of overseas economies. Going forward, however, the economy is expected to head toward gradual recovery with the support of investment demands that respond to changes in the economic structure, such as decarbonization-related investment. In addition to such circumstances, and in light of wage increases implemented by companies, the Bank of Japan decided to abolish yield curve control and to end negative interest rates. It is expected that the Bank of Japan will continue to determine its monetary policy by assessing developments concerning wages and prices and trends of the economy going forward.

The prospects for the growth of the global economy are expected to remain gradual, reflecting the impact of monetary tightening in Europe and the United States and the slowdown of growth in China. On the other hand, depending on the circumstances, such as sudden economic deterioration and disruption of the financial system resulting from acceleration of inflation due to a spiral of increasing wages resulting from a tighter labor market and price increases, and further monetary tightening, particularly in Europe and the United States, increasing tensions with respect to the situations in the Ukraine and the Middle East, there is a possibility of financial and capital market disruption and the risk of further economic downturn, which may also adversely affect the Japanese economy.

Initiatives in FY2023

In the fiscal year 2023, in light of the drastic changes in and increasing complexity of the external and internal business environments, we redefined the Corporate Identity, which is the foundation of what it means to be a Mizuho employee. In addition, upon determining the direction of Mizuho's long-term growth, we established a new medium-term business plan (FY2023 to FY2025) beginning one year before the originally scheduled completion of the 5-Year Business Plan (FY2019 to FY2023). The targets of the new medium-term business plan are based on the assumption that the 5-Year Business Plan's final year targets will have been met.

For more information on the new medium-term business plan, please see the "Medium-term business plan" section of the "Issues to be addressed by the group" section on page 71 and thereafter.

As for our business, as priority areas for resolving societal issues and accomplishing sustainable growth, we worked on "Support for the doubling of asset-based income," "Improving customer experience," "Enhancing the competitiveness of Japanese companies," "Sustainability and innovation" and the "Global Corporate & Investment Banking (CIB) business model."

In the fiscal year 2023, we conducted various promotions for the new NISAs that commenced in January 2024, including face-to-face and website promotions. We also established a shop dedicated to opening accounts, one example of our streamlined branches created as a result of the reviews of bank branch structure conducted to address customer needs. In addition, we strengthened the strategic capital and business alliance with Rakuten Securities, Inc. to promote initiatives aimed at building a new retail business model that combines both online and offline businesses in the fields of asset formation and asset management.

We established a corporate venture capital firm, Mizuho Innovation Frontier Co., Ltd., which is our subsidiary dedicated to investment, and made investments that accelerate our new business initiatives, technological development, expansion of existing business and overall innovation within the Group. From the Value Co-creation Investment Facility and Transition Equity Investment Facility, we made investments in businesses and technologies that contribute to transition and value co-creation with our customers. We also acquired Greenhill, a U.S. M&A advisory firm, with the purpose of strengthening our global Corporate &

Investment Banking (CIB) business.

For more information on this fiscal year's initiatives, please see the initiatives taken by in-house companies/units and key strategies on page 81 and thereafter.

As for corporate foundations, in order to enhance our corporate foundations which support our growth, we worked on corporate culture transformation, human capital enhancement, digital transformation (DX), IT reforms and maintenance of stable business operations.

In the fiscal year 2023, with the aim of instilling our Corporate Identity and Purpose, we actively carried out office visits by management members and conducted town hall meetings in order to raise employee engagement through the activation of internal communications. We will implement a variety of measures to promote the participation and advancement of employees and realize a talent portfolio in alignment with business strategy, and in the fiscal year 2024, we will shift to a new human resources framework.

We also continued initiatives to prevent further incidents of system failure and to strengthen our ability to respond to failures. Even after the inspections had run their course, we continued such initiatives by incorporating them into our day-to-day operations to continuously deter major system failures, and at the same time, we made efforts to ensure that our initiatives take root.

Developments and results of operations

Consolidated Net Business Profits + Net gains or losses related to ETFs and others[1] JPY **1,005.8** billion	Profit Attributable to Owners of Parent JPY **678.9** billion	Consolidated Common Equity Tier 1 capital ratio[2] **9.8%**	Cash Dividend Payments on Common Stock (annual cash dividend) **JPY 105**
+JPY 198.6 billion YoY	+JPY 123.4 billion YoY	+0.3% YoY	Year-end cash dividend for FY2023: JPY 55 per share

Results of operations for fiscal year 2023

Consolidated Net Business Profits + Net gains or losses related to ETFs and others[1] for the fiscal year 2023 amounted to JPY 1,005.8 billion, increasing by JPY 198.6 billion on a year-on-year basis, as the businesses of both Customer Groups and Markets expanded steadily, while we also benefited from favorable factors such as the persistently high interest rates in the United States and the depreciation of the yen.

Partly due to profit from sales of cross-shareholdings, in addition to the increase in Consolidated Net Business Profits, Profit Attributable to Owners of Parent for the fiscal year 2023 amounted to JPY 678.9 billion, increasing by JPY 123.4 billion on a year-on-year basis, and exceeded our target of JPY 610 billion.

In addition, our consolidated Common Equity Tier 1 (CET1) capital ratio[2] as of March 31, 2024 was 9.8%, which remained at a sufficient level.

As for our year-end cash dividend on common stock for the fiscal year 2023, under our shareholder return policy of determining dividends based on the steady growth of our stable earnings base, taking a dividend payout ratio of 40% as a guide into consideration, we have decided to issue a year-end cash dividend of JPY 55, an increase of JPY 12.5 over the previous fiscal year, resulting in a total annual cash dividend of JPY 105 (including the interim dividend), an increase of JPY 20 over the previous fiscal year.

Results of operations (non-consolidated) for our major subsidiaries were as follows:

(JPY billion)

Company name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income[3]
Consolidated results of Mizuho Financial Group	8,744.4	914.0	678.9
Mizuho Bank, Ltd.	6,109.3	545.6	372.1
Mizuho Trust & Banking Co., Ltd.	165.6	39.1	29.4
Mizuho Securities Co., Ltd.	444.1	42.3	60.9

Notes:

1. Aggregate of Net gains or losses related to ETFs and others in the banking and trust banking business and Net gains or losses related to operating investment securities (Mizuho Securities consolidated)

2. Basel III finalization basis (Excluding Net Unrealized Gains (Losses) on Other Securities but including the effect of partially fixing unrealized gains on stocks through hedging transactions; calculated on a management accounting basis).

3. The "Net Income" figure of the "Consolidated results of Mizuho Financial Group" refers to Profit Attributable to Owners of Parent.

Issues to be addressed by the group

Medium-term business plan

Our medium-term business plan defines the three years from FY2023 to FY2025 as a "three-year journey connecting various initiatives and co-creating value-added solutions in order to support our clients and solve social issues". Our basic policy will be to make the most effective use of corporate resources through a flexible business development approach, and, together with our clients and society, build the cornerstone of future sustainable growth and prosperity.

Under Mizuho's vision for the world, Mizuho aims to contribute to personal well-being and to the achievement of a sustainable society and economy supporting it. To this end, we have identified priority areas for addressing societal issues and achieving sustainable growth. These themes clarify what we need to focus on in our business in order to achieve our aim for the world in 10 years. Further, we are enhancing our corporate foundations towards achievement and growth in this regard.



Basic policy of the new medium-term business plan (FY2023 - FY2025)
A three-year journey connecting various initiatives and co-creating value-added solutions
in order to support our clients and solve social issues
Make the most effective use of corporate resources through a flexible business development approach
Together with our clients and society, build the cornerstone of future sustainable growth and prosperity
Priority areas for addressing social issues and achieving sustainable growth
Our aim for the world in 10 years
Business focus areas
Progress towards a more inclusive society
Widespread adoption of innovative technology such as AI
Reversing Japan's decline and putting the Japanese economy on a growth trajectory
Accelerating the move towards global sustainability
Support for the doubling of asset-based income
Improving customer experience
Enhancing the competitiveness of Japanese companies
Sustainability and innovation
Global Corporate & Investment Banking (CIB) business model
Enhancing our corporate foundations
Corporate culture transformation
Human capital enhancement
Digital transformation
IT reforms
Maintenance of stable business operations

FY2025 targets	Consolidated ROE[1]	over 8%	Engagement Score[3]	65%
	Consolidated Net Business Profits[2]	JPY 1 - 1.1 trillion	Inclusion Score[3]	65%

1: Excluding Net Unrealized Gains on Other Securities.

2: Consolidated Net Business Profits + Net gains or losses related to ETFs and others (aggregate for Mizuho Bank and Mizuho Trust & Banking) + Net gains or losses related to operating investment securities (Mizuho Securities consolidated).

3: Based on the positive response rate (selection of 4 or 5 on a scale from 1 to 5) for four Staff Survey questions related to engagement and inclusion.

Priority business domains

(1) Business focus areas

■ Support for the doubling of asset-based income

► Expand the asset formation business with Nippon Individual Savings Accounts (NISA) as a jumpstart measure. In addition, by leveraging our group-wide strengths and strengthening our consulting personnel, address asset management and asset succession needs and grow together with our customers.

■ Improving customer experience

► Thoroughly pursue convenience by utilizing thorough digitalization and collaboration with other companies, increase the attractiveness of deposit accounts and acquire a customer base for stable personal deposits and for future asset management and succession business.

■ Enhancing the competitiveness of Japanese companies

► Provide thorough support, including provision of support to large corporations to transform their business structures mainly for the purpose of addressing sustainability and provision of strategic approaches with a focus on mid-cap companies, to our corporate clients so that they will be able to increase their corporate value and to achieve business growth, and thereby contribute to the enhancement of the global competitiveness of Japanese corporations.

■ Sustainability and innovation

► Establish a financing framework for the transition of industry and business structures. In addition, support start-up companies and the establishment of new technologies, including support in addressing sustainability, and create new business opportunities beyond the boundaries of finance.

■ Global Corporate & Investment Banking (CIB) business model
  ► Proactively invest corporate resources in the Americas and Asia, which are growth fields; in the Americas, further deepen the Corporate & Investment Banking (CIB) business model (a business model that integrates loan transactions using Mizuho Bank's balance sheet and capital market products and provides such integrated services and products); and, in Asia, achieve regional growth through utilizing our branch networks in the region and a flexible business development approach that identifies the targets of each country.

Note: For the initiatives taken by in-house companies/units, please see page 81.

(2) Enhancing our corporate foundations which support our growth
  ■ Corporate culture transformation
    ► Enhance engagement with our employees and clients through seamlessly promoting internal communication (transformation of our culture) and brand communication (strengthening of our brand).
  ■ Human capital enhancement
    ► Strengthen our human capital through an approach that thoroughly implements strategic human resource allocation, such as employee rotation in line with strategies and development of executive leaders, and an approach that values the narratives of employees, such as supporting employees' career development and ensuring supportive working environments.
  ■ Digital transformation (DX)
    ► Strengthen the foundations for digital transformation by promoting scaling of incubation that leverages our group's strengths to the fullest extent; by improving productivity through, among others, digitalization of operations; by developing employees who can realize the Mizuho DX strategy; and by utilizing data and other matters.
  ■ IT reforms
    ► Promote IT reforms by optimizing the IT system structure, developing and operating IT systems together with users, upgrading our investment management and taking other measures to expand the IT investments needed to realize our business strategies.

- Maintenance of stable business operations
  - ► Prevent memories of system failures from fading into the past and enhance our ability to respond to crises during business-as-usual times.
    - For continuous deterrence of major system failures, ensure the continuance of initiatives for prevention of further system failures and enhancement of response capabilities, and also prevent memories of system failures from fading into the past.
  - ► Continuously upgrade our cybersecurity framework suited to the G-SIBs.
  - ► Further strengthen and expand our framework of measures for anti-money laundering (AML) and combating the financing of terrorism (CFT).
  - ► Thoroughly strengthen our global governance and flexibly control risks in light of the external environment.

Sustainability initiatives

We define sustainability as "environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world, and the Mizuho group's sustainable and steady growth."

We will seamlessly promote the sustainability initiatives with strategies across the group pursuant to our Basic Policy on Sustainability Initiatives that defines our fundamental approach and methods for advancing sustainability initiatives. In addition, based on the expectations of society[1] and the importance for Mizuho group[2], we identified "materiality" (medium- to long-term priority issues for the sustainable growth and development of Mizuho and our stakeholders, including our customers, our employees, and the economy and society) and clarified the risks and opportunities faced by Mizuho in relation thereto and our specific initiatives plan therefor. When implementing sustainability initiatives, we will, by addressing materiality areas from a long-term perspective, contribute to environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world, and aim to improve our corporate value through the operation of our business giving due regard to creating value for diverse stakeholders and sustainable and steady growth of the Mizuho group.

1: The expectations of stakeholders for social impact to be made by the Mizuho group

2: Medium- to long-term impact on our corporate value and compatibility with the Mizuho group's strategies and business areas

(Mizuho's Materiality)

Materiality	Main Initiatives
Declining birthrate and aging population, plus good health and lengthening lifespans In an age of longer lifespans, provide safe, stable and convenient services tailored to each individual's needs	• Comprehensive asset management consulting for individual asset formation, management and succession • Improvement of the quality and convenience of both digital and in-person customer channels
Industry development & innovation	• Initiatives targeting the entire industry, such as support for business and industrial structure

Support industry and business development, and create new value on a global basis	• transformation to address climate change • Social impact creation through support for growth of innovative companies and co-creation with them • Support for business succession by Japanese companies with technological capabilities
Sound economic growth Contribute to economic development by utilizing financial infrastructure functions to respond to changes in the Japanese and global business environment	• Contribution to the enhancement of corporate value of mid-cap companies and revitalization of the Japanese economy • Response to asset management needs by strengthening management capabilities and revitalization of origination and distribution • Development of CIB businesses in global capital markets
Environment & society Cooperate with customers to realize sustainable social development, including environmental conservation	• Provision of sustainability-driven solutions, support for business structure transformation, and propagation of these solutions and support to each corporate segment • Implementation of measures addressing environmental and climate change, and initiatives on social issues and human rights
Personnel Based on a corporate culture where employees can act independently, develop a diverse workforce that grows together with customers and society	• Promotion of group-wide initiatives to transform the corporate culture • Development of employees capable of resolving social issues through strategic employee rotation and investment in talent • Creation of a supportive working environment and an even more inclusive organization that supports the active participation of diverse personnel
Governance Implement strong corporate governance and stable operational management to benefit customers and society	• Strengthening of our operational resilience (crisis response during normal times) • Further strengthening and expansion of cybersecurity measures and AML/CFT systems • Strengthening of global governance

For more information on the risks and opportunities faced by Mizuho and major initiatives related to materiality, please see the Integrated Report (Annual Review) that is scheduled to be disclosed in July 2024.

The following is an overview of initiatives to address climate change, which falls under the materiality category of “Environment & society,” and initiatives for human capital, which falls under the materiality category of “Personnel.”

Climate change

In our Environmental Policy and Mizuho’s Approach to Achieving Net Zero by 2050, we have clarified our stance on climate change and our aims and actions towards realizing a low-carbon society, and we have been implementing such initiatives on a group-wide basis. In order to achieve a decarbonized society by 2050, based on the Net Zero Transition Plan formulated from three perspectives, i.e., capturing business opportunities, enhancing risk management and facilitating transition in the real economy, Mizuho will promote a more integrated and effective response to climate change, and contribute to the realization of a low-carbon society by 2050 and the building of a society resilient to climate change.

(Overview of Net Zero Transition Plan)


Foundations
Policy
Environmental Policy (climate-related initiatives)
Aims and actions
Mizuho’s Approach to Achieving Net Zero by 2050
Governance
Climate-related governance structure for the Transition Plan
[Approval/supervision/reporting] The Board of Director approves the Transition Plan and supervises its progress reported and discussed by the execution line.
[Accountability/review] The business execution lines have the responsibility and authority to execute the Transition Plan, and must regularly review and report the progress made to the Board of Directors.
[Transparency] The details and progress of the Transition Plan is regularly disclosed and report to external stakeholders.
Strategy
Identification of priorities
[Materiality] Set as environment/society
[Top risks] Set as increasing severity of climate change impacts
[Scenario analyses] Recognized as a response to corporate transition risks and the importance of engagement
[Key sectors] Identified key sectors to the net zero transition
[Next-generation tech] Identified next-generation tech related to key sectors
Capturing business opportunities
Support a transition and structural transformation through financial and non-financial solutions
- Supply of transition financing, creation of new businesses, etc.
Risk management
Continual enhancements to risk management structures and policies
- Implementation and continuous review of risk management system in carbon-related sectors and the ES Policy
Strengthening engagement
Client engagement
Representing opinions for rule-making
Capability building
Strengthen SX talents and in-house penetration
Metrics and Targets
Capturing business opportunities
Sustainable finance / environment and climate-related finance targets
Risk management
Outstanding credit balance of coal-fired power plants
Exposure to high-risk areas in transition risk sectors
Engagement
Progress in client’s status of responses to the transition risks
Capability building
SX talents KPI
GHG emission reductions
Reduction targets for our own GHG emissions (Scope 1 and 2)
Reduction targets associated with financing and investments (Scope 3)

(Recognition of opportunities and risks related to climate change)
- We see client investment in technological and business model development that leads to decarbonization as a business opportunity for us. With client engagement (constructive dialogue) as a starting point, we will support our clients' transition to a low-carbon society and their response to climate change.
- As climate-related risks, we are identifying transition and physical risks resulting from climate change and recognizing the expected impacts of risks in individual risk categories.
    - Transition risks: Credit risk related to financing and investment clients who are impacted by more stringent carbon taxes, fuel efficiency regulations or other policies or by delays in shifting to decarbonization and other environmental technologies. Reputational risk from financing fossil fuel projects.
    - Physical risks: Operational risk associated with damage or deterioration of the Group's assets due to temperature increases or increased severity of natural disasters; and credit risk associated with reduced client revenue due to business stagnation or labor force reductions.

(Scenario analysis)
- We conduct scenario analysis of transition and physical risks (acute risk and chronic risk) in order to ascertain the future impact of climate change on our group portfolio. We conduct the analysis under a number of scenarios, including a 1.5°C scenario, for the purpose of increasing the flexibility of plans and resilience of strategy in anticipation of various future climate change-related circumstances.

For more information on our strategies for climate change, please see the Climate & Nature-related Report 2024 that is scheduled to be published in June 2024.

Human capital

   With respect to our personnel, who are the source of our corporate value, by thoroughly implementing strategic human resource allocation and conducting human resource management that values the narratives of employees, we will aim to realize balanced human resource management that is both flexible and in line with our business strategy and also aim to ensure that each employee will contribute in their own way and grow together with the company. Specifically, we will work to (i) promote the initiatives to transform our corporate culture, (ii) develop employees capable of resolving social issues and (iii) ensure supportive working environments and become an even more inclusive organization.

   For more information on the initiatives, please see the Integrated Report (Annual Review) that is scheduled to be disclosed in July 2024.

(Details of human resource and organizational management initiatives)

(i)	Promote the initiatives to transform our corporate culture on a group-wide basis	Culture and personnel, which are the foundation of everything, are essential for ensuring the continuous execution of strategies and for achieving continuous growth, and with the aim of creating an organization where everyone can take the initiative on their own and engage in constructive communication, we will work on internal communication (transforming our corporate culture) and brand communication (strengthening our brand). - Promote measures to ensure that each and every employee will fully understand sustainability based on revision of our corporate identity. - In addition to the internal initiatives, work on reaffirming Mizuho's external image and rebuilding our brand.
(ii)	Develop employees capable of resolving social issues through	With the aim of building a talent portfolio that balances the career ambitions of each and every employee with each business field's need for talent to realize its strategies, we will conduct our talent development process strategically on a group-wide

	strategic employee rotation and investment in talent	basis in accordance with the career development stage of each employee and also work on succession planning in alignment with our business strategies. - Strengthen personnel capabilities by expanding investment in talent that is necessary for learning, reskilling and upskilling for career development. - Promote strategic employee rotation aligned with medium- to long-term business strategies and also upgrade people analytics. - Under the Group CEO, promote the Executive Leader Development Program from a medium- to long-term perspective through assignments or the relevant employee's own initiative.
(iii)	Create an engaging work environment that supports the active participation of a diverse workforce and be an even more inclusive organization	With the aim of creating an engaging work environment that will encourage all employees to enjoy a long and fulfilling career at Mizuho and to contribute to the company and work diligently, we will establish an organization where diverse perspectives and values are respected and employees can demonstrate their identity and abilities to the fullest. - Establish and transition to a human resource framework that is common to all five core group companies and that supports employees' challenges, rewards their contributions and provides an engaging work environment, and unify human resource systems. - Support workplace-centric efforts for organizational development that focuses on relationships between colleagues and raises motivation and performance across the organization as a whole. - Implement initiatives to support employee financial wellness, including provision of frameworks to support employee initiatives to build their assets and provision of opportunities to obtain financial education.

Initiatives taken by in-house companies/units and key strategies

We have established five in-house companies, which determine and promote group-wide strategies across banking, trust banking, securities and other business areas according to customer segment, as well as two units that support all of the in-house companies.



Banking
Trust banking
Securities
Asset management
Research & consulting
Customers
Retail & Business Banking Company
Corporate & Investment Banking Company
Global Corporate & Investment Banking Company
Global Markets Company
Asset Management Company
Global Products Unit
Research & Consulting Unit
Mizuho Bank
Mizuho Trust & Banking
Mizuho Securities
Asset Management One
Mizuho Research & Technologies
Individual customers
SMEs
Medium-sized enterprises
Large corporations
Financial institutions
Public-sector entities
Japanese companies operating overseas
Non-Japanese companies
Investors
Investors

The following section provides a closer look at the initiatives of each in-house company/unit in the fiscal year 2023 (developments and results of operations) and key strategies (issues to be addressed).

Retail & Business Banking Company

The Retail & Business Banking Company, as the in-house company in charge of the individual customer, SME and medium-sized enterprise customer segments, engages in consulting services that integrate banking, trust banking, securities and other functions within the group, as well as providing high-convenience financial and non-financial services through leveraging advanced technologies, forming alliances with other companies and other methods.

Initiatives in FY2023 (developments and results of operations)

For individual customers, in light of an increased need for asset management initiated by the commencement of the new Nippon Individual Savings Accounts (NISA) system and due to the backdrop of environmental changes, such as inflation and the increase of yen interest rates, we provided comprehensive financial services by taking advantage of the respective strengths and characteristics of the group's banking, trust banking and securities functions in order to enhance comprehensive asset consulting as a united group. For corporate clients, we also endeavored to provide solutions as a united group by strengthening our responsiveness to our clients' needs, which are becoming more diversified due to changes in the social and economic environments, including reform by the Tokyo Stock Exchange, and rising interest rates in and outside Japan. With respect to alliances to expand our business domains, we decided to strengthen the strategic capital and business alliance with Rakuten Securities, Inc.

In addition, in order to build and sustainably strengthen a stable business operational structure, we continued to conduct inspections to prevent the recurrence of system failures and to prevent such failures before they occur, and worked to establish processes for gathering, using and evaluating opinions and feedback from customers and frontline employees.

Key strategies (issues to be addressed)

We will continue to build and sustainably strengthen a stable business operational structure, and endeavor to shift to a business growth and expansion phase through efficiently allocating corporate resources in order to strengthen our ability to provide solutions to our customers' issues.

Specifically, for individual customers, we will further enhance comprehensive asset consulting as a united group, in order to strengthen our responsiveness to each of our customer's asset management needs according to their specific assets and the nature of their funds, and endeavor to provide support for the doubling of asset-based income. For corporate clients, we will contribute to their sustainable growth by strengthening our ability to respond to their needs through cross-sectoral efforts that reflect their corporate actions and leveraging our capacity for risk-taking by the making the most effective use of our groups' knowledge, in order for our clients to enhance, pass on and create corporate value.

Moreover, through forming alliances and improving digital channels and payment services, we will provide high-convenience services that all of our customers can use with a sense of security, and aim to sustainably expand our customer base.

Corporate & Investment Banking Company

The Corporate & Investment Banking Company, as the in-house company in charge of large corporations, financial institutions and public-sector entities in Japan, provides custom-designed solutions for each client on a group-wide basis to meet clients' needs for financial and non-financial products and services through investment banking product functions, such as M&A and businesses related to real estate.

Initiatives in FY2023 (developments and results of operations)
Due to the trend of focusing on sustainability, such as carbon neutrality, and the increase in uncertainty of markets in and outside Japan that were affected by the change in the interest rate environment, various structural transformations are accelerating in both society and the economy. In response to our clients' needs due to various issues, we provided solutions in a timely manner through a sales framework by sector on a group-wide basis by utilizing our in-depth industry knowledge and expert knowledge regarding products. In addition to our response to the capital needs of our clients, we also functioned as an intermediary and a consultant in transactions that included M&A and real estate. Additionally, we took a further step into sharing business risks with our clients through the provision of mezzanine financing and equity.

Key strategies (issues to be addressed)

The environment surrounding our clients is changing rapidly due to factors such as industry transformation, heightened interest in social issues and materializing geopolitical risks. Under such circumstances, we will devote the group's banking, trust banking and securities functions and in addition, all of the group's resources, such as Mizuho Research & Technologies, Ltd., to further enhance our ability to provide solutions that leverage our industry and product expertise, including on investment banks. By such efforts, we will help our clients and the Japanese economy achieve sustainable growth through the resolution of social issues, such as sustainability, and prove our real worth as a partner that co-creates value.

Global Corporate & Investment Banking Company

The Global Corporate & Investment Banking Company, as the in-house company in charge of client segments that includes both Japanese companies operating outside Japan and non-Japanese companies, aims to demonstrate our financial functions of supporting industry changes and business structural transformation by deeply understanding our clients' businesses and providing solutions as a united group under the collaboration between the group's banking and securities functions.

Initiatives in FY2023 (developments and results of operations)

As the environment surrounding overseas business went through drastic changes, such as the progressing of global inflation, the revision of monetary policies in each country and intensifying geopolitical risks, we provided support from a financial standpoint to our clients with respect to the review of their business strategies and rebuilding of their supply chains. We captured business opportunities in the capital markets business and in transaction banking in Asia, and steadily increased earnings. In the United States, we acquired Greenhill & Co., Inc. in order to further expand our M&A and restructuring advisory business by insourcing M&A functions.

Through engagements that leverage our sectoral knowledge, we supported our client's efforts for transition and decarbonization, and provided sustainable financing and advisory services.

Key strategies (issues to be addressed)

We will deepen the CIB (Corporate & Investment Banking) business model which we fostered in the United States, and work to improve our global presence through deployment to the Asia and Europe regions, and we will utilize our international network centered on Asia, where the economy is growing remarkably, to support our clients from a financial standpoint and contribute to the resolution of social issues.

We will realize sustainable growth by further optimizing our business portfolios and strengthening our risk management.

Global Markets Company

The Global Markets Company engages in sales and trading services to offer market products to meet our clients' risk hedging and asset management needs, and also conducts ALM and investment business, including capital raising and portfolio management. We aim to provide solution products that leverage our market expertise and that only we can provide through collaboration between the group's banking, trust banking and securities functions, and the CIB (Corporate & Investment Banking) approach.

Initiatives in FY2023 (developments and results of operations)

Regarding our sales and trading services, we made services profitable by promoting substantially integrated management of banking and securities operations in and outside Japan, strengthening our solution-based approach to meet the wide-ranging market needs of our clients, and by capturing market flows accurately. In our ALM and investment business, we built earnings in a highly uncertain environment through flexible operations that captured market fluctuations by dynamically controlling risks on an asset-by-asset basis, while basically managing portfolios in a controlled manner. We also endeavored to support our clients' global businesses through stable and efficient foreign currency capital raising and promoted sustainability through the issuance of green bonds overseas and other means.

Key strategies (issues to be addressed)

Regarding our sales and trading services, we will work to further raise our presence by further deepening substantially integrated management of banking and securities operations in each region, continuing to enhance our

capacity to provide solutions, and enhancing our trading capacity through global collaboration of sales and trading services and utilization of DX.

With respect to our ALM and investment business, under a situation in which changes in the monetary environment are expected, such as further changes in the Bank of Japan's monetary policy and a shift towards decreasing interest rates by foreign central banks, we will realize stable earnings through agile and flexible risk controls based on predictive management and close market analyses. We will positively contribute to the group's overall business by deepening ALM management and through stable and efficient foreign currency capital raising.

In addition, we will work to promote sustainability and DX in the areas of sales and trading services, ALM and investment.

Asset Management Company

The Asset Management Company, as the in-house company in charge of business related to asset management, provides products and services that match the asset management needs of our wide range of customers, from individuals to institutional investors, through the collaboration between the group's banking, trust banking and securities functions and Asset Management One Co., Ltd.

Initiatives in FY2023 (developments and results of operations)

For individual customers, we focused on providing services, such as investment trusts suitable for medium- to long-term asset formation and individual-type defined contribution pension plans (iDeCo), in order to respond to the increasing need for asset management, which will increase ever more in an era of lengthening lifespans. We also met a wide variety of needs by developing and offering a wide range of products, including the establishment of investment trusts to invest in growing Japanese corporations, and by reducing trust fees for index fund series. We provided our clients such as financial institutions with analysis of and advice on each portfolio from the perspective of both assets and liabilities, and provided our clients such as pension funds with services such as consulting proposals regarding pension plans and investments.

Key strategies (issues to be addressed)

We will support medium- to long-term asset formation for our customers and contribute to the revitalization of financial assets in Japan by enhancing our investment capabilities in and outside Japan through research capabilities enhancement and inorganic strategies, and by expanding product lines and solutions to respond to our customers' needs through the selection and concentration of funds. In addition, for corporate clients, we will support their human capital management by undertaking defined benefit pension, defined contribution pension, employee stock ownership plan and board benefit trust business and support asset formation for their employees, such as by hosting financial and economic education courses. In addition to ensuring stable business operations, we will work to enhance a basis for business that is essential for sustainable growth, such as strengthening of specialist personnel with expertise in asset management business and the improvement of productivity with digital technologies, such as generative AI.

Global Transaction Banking Unit

The Global Transaction Banking Unit is in charge of providing solution services in the transaction banking area to customers in a wide range of segments. The Global Transaction Banking Unit was established for various purposes, such as developing a stable settlement infrastructure from a medium- to long-term perspective, producing solutions integrated on a global level and enhancing our planning functions for our next-generation settlement infrastructure strategy. We aim to respond to our customer needs, which are becoming sophisticated and diverse, by drawing on our high level of expertise regarding the products in each area, including domestic and foreign payments, cash management and securities management.

Initiatives in FY2023 (developments and results of operations)

Amid changes in the social situation and global economy, such as stricter legal regulations in various countries in response to intensifying geopolitical risks, central bank interest rate hikes in Europe and the United States and other related movements, we continued to provide a diverse range of solutions by drawing on our high level of expertise with full understanding of our customer needs, such as changes to supply chains and sophistication of cash management. Further, we endeavored to ensure stable business operations by steadily working on large-scale IT system upgrades and regulatory

compliance, which will constitute the foundation of our business, as well as by working continuously on the enhancement of our business continuity plan (BCP).

Key strategies (issues to be addressed)

We will continue to capture, in a timely manner, the movement toward shifting business structures, such as changes to supply chains and production systems, central bank interest rates and other monetary policy developments in various countries and other changes and respond flexibly to diversifying customer needs. We will also contribute to the growth of the group together with our customers by striving to provide solutions that will help our customers solve their issues while closely collaborating with our offices in and outside Japan.

In addition, as providing stable settlement operations and maintaining and reinforcing our infrastructure platforms are responsibilities of financial institutions, we will place the highest priority on doing so.

Further, we will work to create next-generation businesses and new businesses from a long-term perspective, while taking into account societal trends, such as the emergence of new technologies and infrastructures in the settlement field.

Research & Consulting Unit

As the unit in charge of research functions that provide deep analysis, spanning from industrial to macroeconomic analysis, and consulting functions that cover specialized areas, including business strategy, sustainability and digitalization, the Research & Consulting Unit closely collaborates with each in-house company to aim to, in a unified group manner, expand value creation for our customers and society.

Initiatives in FY2023 (developments and results of operations)

By offering, both inside and outside the company, thorough and in-depth research with respect to cross-sector businesses, carbon neutrality, innovative technologies, financial policies and other areas that are attracting increasing attention from our customers and society, we contributed to strengthening our competitiveness as well as to enhancing our presence. In

addition, primarily in the area of sustainability, we contributed to solutions for customer issues by drawing on the high level of expertise within the unit, and further strengthened collaboration crossing organizational barriers inside and outside the unit, in order to make efforts to expand value creation in a unified group manner.

Key strategies (issues to be addressed)

Under the current circumstances, including an increase in economic and social uncertainty and an acceleration of trends toward sustainability and DX, competition in human resource acquisition in the research and consulting area is expected to grow stronger, and in response thereto, we will strengthen our efforts to ensure that we attract and train highly specialized talent. In addition to further advancing operations as a united group, we will also work on collaboration outside the group and we will differentiate ourselves by setting our sights one step ahead and make every effort to further expand value creation for customers and society.

(2) Changes in financial conditions and results of operations (consolidated basis and non-consolidated basis)

a. Changes in financial conditions and results of operations (consolidated basis)

(JPY million)

	FY2020 (For the fiscal year ended March 31, 2021)	FY2021 (For the fiscal year ended March 31, 2022)	FY2022 (For the fiscal year ended March 31, 2023)	FY2023 (For the fiscal year ended March 31, 2024)
Ordinary Income	3,218,095	3,963,091	5,778,772	8,744,458
Ordinary Profits	536,306	559,847	789,606	914,047
Profit Attributable to Owners of Parent	471,020	530,479	555,527	678,993
Comprehensive Income	931,888	47,121	277,666	1,345,039
Total Net Assets	9,362,207	9,201,031	9,208,463	10,312,135
Total Assets	225,586,211	237,066,142	254,258,203	278,672,151

Note: Fractions are rounded down.

b. Changes in financial conditions and results of operations (non-consolidated basis)

(JPY million)

			FY2020 (For the fiscal year ended March 31, 2021)	FY2021 (For the fiscal year ended March 31, 2022)	FY2022 (For the fiscal year ended March 31, 2023)	FY2023 (For the fiscal year ended March 31, 2024)
Operating Income			268,904	320,846	316,331	611,442
	Cash Dividends Received		231,972	279,822	271,955	559,313
		Cash Dividends Received from Banking Subsidiaries and Affiliates	214,473	197,716	209,256	547,510
		Cash Dividends Received from Other Subsidiaries and Affiliates	17,498	82,105	62,698	11,803
Net Income			226,685	405,518	265,641	552,987
Net Income per Share of Common Stock			(JPY) 89.36	(JPY) 159.92	(JPY) 104.77	(JPY) 218.08
Total Assets			14,169,252	14,364,202	15,323,184	16,290,423
	Investments in Banking Subsidiaries and Affiliates		5,453,436	5,325,312	5,325,312	5,325,312
	Investments in Other Subsidiaries and Affiliates		625,676	323,937	503,142	594,342

Notes:

1. Fractions are rounded down.

2. Net Income per Share of Common Stock was computed based upon the following formula:

$$\text{Net Income per Share of Common Stock} = \frac{\text{Net income recognized in the statement of income}}{\text{Average number of shares of common stock issued} - \text{Average number of shares of treasury common stock}}$$

3. We adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Net Income per Share of Common Stock is calculated under the assumption that the share consolidation had been adopted at the beginning of fiscal year 2020.

(3) Employees

		Number of employees
March 31, 2024	Mizuho Bank, Ltd. (consolidated)	33,154
	Mizuho Trust & Banking Co., Ltd. (consolidated)	4,149
	Mizuho Securities Co., Ltd. (consolidated)	8,010
	Other	6,994
	Total	52,307

Notes:
1. The number of employees is the number of persons employed by Mizuho Financial Group and its consolidated subsidiaries.
2. The number of employees includes locally hired staff outside Japan and does not include contract employees and temporary employees.
3. The number of employees of Mizuho Financial Group is included in "Other."

Reference:

The following sets forth information regarding the employees of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, as well as Mizuho Financial Group (collectively, the "Four Companies"):

	March 31, 2024
Number of employees	37,007
Average age	40 years, 4 months
Average years of employment	15 years, 7 months
Average monthly salary	JPY 534,000

Notes:
1. The number of employees is the number of persons employed by the Four Companies.
2. The number of employees is the aggregate total of employees of the Four Companies. The average age, average years of employment and average monthly salary are the collective averages for the Four Companies.
3. The number of employees does not include contract employees and temporary employees.
4. The calculations of average age, average years of employment and average monthly salary do not take into account seconded employees and locally hired staff outside Japan. Fractions are rounded down.
5. The average monthly salary is the average salary for the month of March, pre-tax, and does not include bonuses.

(4) Principal offices
a.   Bank holding company
        Mizuho Financial Group: Head Office

b.   Banking business
        Mizuho Bank

Region	Number of offices March 31, 2024	Principal offices
Kanto, Koshinetsu	383	Head Office and other offices
Hokkaido, Tohoku	16	Sapporo Branch, Sendai Branch and other offices
Hokuriku, Tokai, Kinki	85	Osaka Branch, Nagoya Branch and other offices
Chugoku, Shikoku	15	Hiroshima Branch, Takamatsu Branch and other offices
Kyushu, Okinawa	14	Fukuoka Branch and other offices
Japan total	513	
The Americas	12	New York Branch and other offices
Europe and the Middle East	8	London Branch and other offices
Asia and Oceania	22	Hong Kong Branch, Singapore Branch and other offices
Outside Japan total	42	
Total	555	

Notes:
1.   Offices include sub-branches, branches and offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.
2.   In addition to the above, 165 banking agency offices, 58,392 non-branch ATMs and 6 representative offices outside Japan were in operation as of March 31, 2024.
3.   The 8 sub-branches (i.e., the 3 sub-branches at Narita Airport and 5 sub-branches at Haneda Airport) described in the Convocation Notice for FY2022, all of which were mainly for foreign currency exchange, were closed in FY2023.

Mizuho Trust & Banking

Region	Number of offices March 31, 2024	Principal offices
Kanto, Koshinetsu	42	Head Office, Yokohama Branch and other offices
Hokkaido, Tohoku	2	Sapporo Branch and Sendai Branch
Hokuriku, Tokai, Kinki	9	Osaka Branch, Nagoya Branch and other offices
Chugoku, Shikoku	3	Hiroshima Branch, Okayama Branch and other offices
Kyushu	3	Fukuoka Branch and other offices
Total	59	

Notes:
1. Offices include 23 sub-branches (including Trust Lounges, Mizuho Trust & Banking's offices that specialize in consultation and are mainly located within the same buildings as Mizuho Bank branches).
2. In addition to the above, 65 trust agencies were in operation as of March 31, 2024.

c. Securities business
Mizuho Securities

Region	Number of offices March 31, 2024	Principal offices
Kanto, Koshinetsu	43	Head Office, Shinjuku Branch and other offices
Hokkaido, Tohoku	6	Sapporo Branch, Sendai Branch and other offices
Hokuriku, Tokai, Kinki	38	Osaka Sales Dept. I, Nagoya Branch and other offices
Chugoku, Shikoku	10	Hiroshima Branch, Takamatsu Branch and other offices
Kyushu	9	Fukuoka Branch, Kumamoto Branch and other offices
Total	106	

Notes:
1. In addition to the above, 2 representative offices outside Japan were in operation as of March 31, 2024.
2. In addition to the above, 118 Planet Booths were in operation in the lobbies of Mizuho Bank branches for securities investment consultations as of March 31, 2024.

d. Other business
Mizuho Research & Technologies, Ltd.; Head Office and other offices

Reference:
In order to provide further enhanced comprehensive financial services, the establishment of joint branches capable of offering banking, trust banking and securities services is being promoted for the offices stated in b. and c. above. The details are as follows:

Joint branches (Japan)	Number of branches
	March 31, 2024
Joint branches offering banking, trust banking and securities services	45
Joint branches offering banking and securities services	147
Joint branches offering banking and trust banking services	0
Joint branches offering trust banking and securities services	2
Total	194

Note:
Mizuho Securities joint branches include Planet Booths, in addition to its offices.

(5) Capital investment (consolidated basis)

a. Total amount of capital investment

(JPY million)

	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Total amount of capital investment	57,661	812	8,179	16,733

Notes:
1. Fractions are rounded down.
2. The total amount of capital investment by Mizuho Financial Group, Inc. is included in "Other" above.

b. New establishment of important facilities
There are no matters to report.

(6) Principal subsidiaries

Company name	Location	Main business	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	1,404,065	100.00	516,349
Mizuho Trust & Banking Co., Ltd.	Chiyoda-ku, Tokyo	Trust banking, banking	247,369	100.00	31,137
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	125,167	100.00	N/A
Mizuho Research & Technologies, Ltd.	Chiyoda-ku, Tokyo	Information technology, think tank consulting	1,627	100.00	1,799
Asset Management One Co., Ltd.	Chiyoda-ku, Tokyo	Investment management	2,000	51.00	7,728
Mizuho Innovation Frontier Co., Ltd.	Chiyoda-ku, Tokyo	Investment	2,100	100.00	N/A
Mizuho Americas LLC	New York, NY, USA	Holding company	623,446 (USD 4,117 million)	100.00 (100.00)	N/A
Custody Bank of Japan, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	51,000	27.00	23
MI Digital Services Co., Ltd.	Chuo-ku, Tokyo	IT system administration and management	20	35.00	142
Mizuho Leasing Company, Limited	Minato-ku, Tokyo	General leasing	26,088	23.65 (0.57)	1,940
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	150,075	49.15 (49.15)	N/A
Rakuten Securities, Inc.	Minato-ku, Tokyo	Securities	19,495	49.00 (49.00)	N/A
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	13,281	100.00 (100.00)	N/A
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension-related business	2,000	100.00 (100.00)	N/A
Mizuho Realty Co., Ltd.	Chuo-ku, Tokyo	Real estate agency business	1,500	95.05 (95.05)	N/A
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	1,000	100.00 (100.00)	N/A

Company name	Location	Main business	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	902	65.00 (65.00)	N/A
UC Card Co., Ltd.	Minato-ku, Tokyo	Credit cards	500	100.00 (100.00)	N/A
Mizuho-DL Financial Technology Co., Ltd.	Chiyoda-ku, Tokyo	Investigation, research and development of financial technology	200	60.00 (60.00)	N/A
Mizuho Realty One Co., Ltd.	Chiyoda-ku, Tokyo	Holding company	100	100.00 (100.00)	N/A
J.Score Co., Ltd.	Minato-ku, Tokyo	Lending	100	50.00 (50.00)	N/A
LINE Credit Corporation	Shinagawa-ku, Tokyo	Lending	100	49.00 (49.00)	N/A
PayPay Securities Corporation	Chiyoda-ku, Tokyo	Securities	100	34.00 (34.00)	N/A
Mizuho Business Service Co., Ltd.	Koto-ku, Tokyo	Subcontracted operations	90	100.00 (100.00)	N/A
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	340,934 (VND 55,890,912 million)	15.00 (15.00)	N/A
Mizuho Bank (China), Ltd.	Shanghai, China	Banking	197,980 (CNY 9,500 million)	100.00 (100.00)	N/A
Mizuho Capital Markets LLC	New York, NY, USA	Derivatives	178,223 (USD 1,177 million)	100.00 (100.00)	N/A
Mizuho International plc	London, UK	Securities, banking	135,739 (GBP 709 million)	100.00 (100.00)	N/A
P.T. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	70,891 (IDR 7,384,574 million)	98.99 (98.99)	N/A
Mizuho Securities Asia Limited	Hong Kong, China	Securities	70,028 (HKD 3,620 million)	100.00 (100.00)	N/A

Company name	Location	Main business	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Mizuho Securities USA LLC	New York, NY, USA	Securities	64,989 (USD 429 million)	100.00 (100.00)	N/A
Mizuho Bank Europe N.V.	Amsterdam, The Netherlands	Banking, securities	31,316 (EUR 191 million)	100.00 (100.00)	N/A
Banco Mizuho do Brasil S.A.	Sao Paulo, SP, Brazil	Banking	22,265 (BRL 737 million)	100.00 (100.00)	N/A
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	15,897 (USD 105 million)	100.00 (100.00)	N/A
Mizuho Bank (USA)	New York, NY, USA	Banking, trust banking	14,908 (USD 98 million)	100.00 (100.00)	N/A
Mizuho Securities Europe GmbH	Frankfurt, Germany	Securities	5,714 (EUR 35 million)	100.00 (100.00)	N/A

Notes:
1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.
2. The JPY equivalent of capital is calculated using the foreign exchange rate as of the account closing date.
3. The "Percentage of voting rights held by Mizuho Financial Group" is rounded down to the nearest second decimal place.
4. Figures in parentheses ( ) in the "Percentage of voting rights held by Mizuho Financial Group" column are those of voting rights held indirectly.
5. Mizuho Innovation Frontier Co. Ltd. is newly included in "Principal subsidiaries."
6. LINE Bank Preparatory Company, which had previously been described as "Principal subsidiaries", completed its liquidation on September 29, 2023.

Outline of material business alliances

For the capital and business alliance between Mizuho Securities Co., Ltd. and Rakuten Securities Holdings, Inc., please see "Business transfer, etc." on page 99.

(7) Major borrowings

Creditors	Balance of borrowings (JPY million)	Number of shares of Mizuho Financial Group and percentage of voting rights held by creditors	
		Number of shares held (shares)	Percentage of voting rights (%)
Mizuho Bank, Ltd.	631,000	N/A	N/A
Total	631,000	N/A	N/A

(8) Business transfer, etc.

On November 9, 2023, Mizuho Securities Co., Ltd. ("Mizuho Securities"), a consolidated subsidiary of Mizuho Financial Group, and Rakuten Securities Holdings, Inc., a consolidated subsidiary of Rakuten Group, Inc., agreed to further strengthen the strategic capital and business alliance between the two companies that has continued since October 7, 2022. We will promote initiatives aimed at building a new retail business model that combines both online and offline businesses in the fields of asset formation and asset management. In order to strengthen this alliance, Mizuho Securities additionally acquired 29.01% of the common stock in Rakuten Securities, Inc. held by Rakuten Securities Holdings, Inc. (shareholding ratio after the acquisition: 49.00%).

On December 1, 2023, Mizuho Americas LLC, our subsidiary, completed the acquisition of U.S. M&A advisory firm Greenhill & Co., Inc. ("Greenhill"), and Greenhill became our wholly-owned subsidiary. We will contribute to advancing our customers' business strategies and enhancing their corporate value by further diversifying our financial solutions, including our M&A advisory business, through acquiring the brands and human capital that Greenhill has built up over its 27-year history.

2. Matters regarding directors and executive officers
(1) Directors and executive officers
Shown below are directors and executive officers as defined in the Companies Act as of March 31, 2024:

Directors

Name	Title and assignment	Major concurrent office
Yoshimitsu Kobayashi	Member of the Board of Directors (outside director) Chairperson of the Nominating Committee Member of the Human Resources Review Meeting	Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc.
Ryoji Sato	Member of the Board of Directors (outside director) Member of the Audit Committee	Outside Director (Audit & Supervisory Committee Member) of Nippon Life Insurance Company
Takashi Tsukioka	Member of the Board of Directors (outside director) Member of the Nominating Committee Member of the Compensation Committee Chairperson of the Audit Committee Member of the IT / Digital Transformation Committee Member of the Human Resources Review Meeting	Honorary Advisor of Idemitsu Kosan Co., Ltd. Outside Director of Mitsui-Soko Holdings Co., Ltd.

Name	Title and assignment	Major concurrent office
Kotaro Ohno	Member of the Board of Directors (outside director) Member of the Nominating Committee Member of the Audit Committee Member of the Human Resources Review Meeting	Outside Audit & Supervisory Board Member of Komatsu Ltd. Advisor of Atsumi & Sakai
Masami Yamamoto	Member of the Board of Directors (outside director) Member of the Nominating Committee Chairperson of the Compensation Committee Member of the IT / Digital Transformation Committee Member of the Human Resources Review Meeting	Director, Senior Advisor of Fujitsu Limited Outside Director of JFE Holdings, Inc.
Hiromichi Shinohara	Member of the Board of Directors (outside director) Member of the Nominating Committee Chairperson of the IT / Digital Transformation Committee Member of the Human Resources Review Meeting	Outside Director of Yamaha Corporation Executive Advisor of Nippon Telegraph and Telephone Corporation

Name	Title and assignment	Major concurrent office
Izumi Kobayashi	Member of the Board of Directors (outside director) Chairperson of the Board of Directors Member of the Nominating Committee Member of the Risk Committee Member of the Human Resources Review Meeting	Outside Director of ANA Holdings, Inc. Outside Director of OMRON Corporation
Yumiko Noda	Member of the Board of Directors (outside director) Member of the Compensation Committee Member of the Risk Committee	Chairman and Representative Director of Veolia Japan GK Outside Director of Idemitsu Kosan Co., Ltd. Outside Director of Benesse Holdings, Inc.
Seiji Imai	Member of the Board of Directors, Chairperson (*Kaicho*)	
Hisaaki Hirama	Member of the Board of Directors Member of the Audit Committee Chairperson of the Risk Committee Member of the IT / Digital Transformation Committee	
Masahiro Kihara	Member of the Board of Directors Chairperson of the Human Resources Review Meeting	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Name	Title and assignment	Major concurrent office
Makoto Umemiya	Member of the Board of Directors	Deputy President & Executive Officer of Mizuho Bank, Ltd. Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd. President, CEO & Representative Director of Blue Lab Co., Ltd.
Motonori Wakabayashi	Member of the Board of Directors	Member of the Board of Directors, Deputy President of Mizuho Bank, Ltd.
Nobuhiro Kaminoyama	Member of the Board of Directors	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Notes:
1. Chairperson (Kaicho) Imai engages in our external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Izumi Kobayashi.
2. Mr. Hisaaki Hirama, who served as General Manager of the Accounting Department of both Mizuho Financial Group and Mizuho Bank, Ltd, and as a member of the Audit Committee of Mizuho Financial Group; and Mr. Ryoji Sato, who served as a certified public accountant and a member of the Audit Committee of Mizuho Financial Group, have considerable expert knowledge concerning finance and accounting gained through their experiences and careers.
3. Since, as a financial institution, it is essential for us to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, share information among the Audit Committee, and have sufficient coordination with internal control departments, and for these reasons, we appointed an internal director (non-executive), Mr. Hisaaki Hirama, as a full-time member of the Audit Committee.
4. Mr. Takashi Tsukioka was appointed as an Outside Director of Mitsui-Soko Holdings Co., Ltd. in June 2023.
5. Ms. Izumi Kobayashi retired as an Outside Director of Mitsui & Co., Ltd. in June 2023.
6. Messrs. Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka, Kotaro Ohno, Masami Yamamoto and Hiromichi Shinohara, and Mses. Izumi Kobayashi and Yumiko Noda, who are the outside directors, satisfy the Independence Standards of Outside Directors of Mizuho Financial Group and are "independent directors" as defined by Tokyo Stock Exchange, Inc.

Directors who retired in the fiscal year 2023

Name	Title and assignment (Note)	Other
Tatsuo Kainaka	Member of the Board of Directors	Retired as of June 23, 2023

Note: The title and assignment are as of the date of his retirement.

Executive officers as defined in the Companies Act

Name	Title and assignment	Major concurrent office
Masahiro Kihara*	President & Group CEO (Representative Executive Officer)	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.
Makoto Umemiya*	Deputy President & Senior Executive Officer (Representative Executive Officer) Group CDO	Deputy President & Executive Officer of Mizuho Bank, Ltd. Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd. President, CEO & Representative Director of Blue Lab Co., Ltd.
Kazutoshi Isogai	Senior Executive Officer Head of Retail & Business Banking Company	Managing Executive Officer of Mizuho Bank, Ltd.
Masayuki Sugawara	Senior Executive Officer Head of Corporate & Investment Banking Company	Managing Executive Officer of Mizuho Bank, Ltd.
Hidekatsu Take	Senior Executive Officer Head of Global Corporate & Investment Banking Company In Charge of Specially Assigned Matters	Managing Executive Officer of Mizuho Bank, Ltd.

Name	Title and assignment	Major concurrent office
Kenya Koshimizu	Senior Executive Officer Co-Head of Global Markets Company	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Daishi Sasaki	Senior Executive Officer Co-Head of Global Markets Company	Managing Executive Officer of Mizuho Securities Co., Ltd.
Noriyuki Sato	Senior Executive Officer Head of Asset Management Company In Charge of Specially Assigned Matters	Managing Executive Officer of Mizuho Bank, Ltd.
Tsutomu Yamamoto	Senior Executive Officer Head of Global Transaction Banking Unit	Managing Executive Officer of Mizuho Bank, Ltd.
Yasuhiko Ushikubo	Senior Executive Officer Head of Research & Consulting Unit Group CSuO	Managing Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Research & Technologies, Ltd.
Naoshi Inomata	Senior Executive Officer Group CSO General Manager of Strategic Planning Office	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Minako Nakamoto	Senior Executive Officer Group CGO	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Name	Title and assignment	Major concurrent office
Takefumi Yonezawa	Senior Executive Officer Group CFO General Manager of International Accounting Standards Project Team	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Motonori Wakabayashi*	Senior Executive Officer Group CRO	Member of the Board of Directors, Deputy President of Mizuho Bank, Ltd.
Nobuhiro Kaminoyama*	Senior Executive Officer Group CHRO	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Natsumi Akita	Senior Executive Officer Group CPO Group CCuO	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd. Managing Executive Officer of Mizuho Securities Co., Ltd.
Koji Yonei	Senior Executive Officer Group CIO	Deputy President & Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Research & Technologies, Ltd.
Mitsuhiro Kanazawa	Senior Executive Officer Group Co-CIO Group CPrO	
Makoto Matsubara	Senior Executive Officer Group CCO	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Name	Title and assignment	Major concurrent office
Hisashi Kikuchi	Senior Executive Officer Group CAE	Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank, Ltd. Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Securities Co., Ltd. Audit & Supervisory Board Member of Mizuho Research & Technologies, Ltd.

Note: Executive officers marked with asterisks (*) are executive officers concurrently serving as directors.

Executive officers who resigned in the fiscal year 2023

Name	Title and assignment (Note)	Other
Masahiro Otsuka	Senior Executive Officer Head of Retail & Business Banking Company	Resigned as of April 1, 2023
Naofumi Fuke	Senior Executive Officer Co-Head of Retail & Business Banking Company	Resigned as of April 1, 2023
Yasuhiro Shibata	Senior Executive Officer Co-Head of Global Markets Company	Resigned as of April 1, 2023
Masamichi Ishikawa	Senior Executive Officer Head of Asset Management Company Deputy Head of Strategic Planning Group	Resigned as of April 1, 2023
Mitsuhiro Morishita	Senior Executive Officer Head of Global Products Unit	Resigned as of April 1, 2023
Hiroaki Ehara	Senior Executive Officer Head of Operations Group	Resigned as of April 1, 2023

Note: The titles and assignments are as of the date of their resignation.

Reference:
Shown below are the executive officers as defined in the Companies Act as of April 1, 2024:

Executive officers as defined in the Companies Act

Name	Title and assignment
Masahiro Kihara	President & Group CEO (Representative Executive Officer)

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, financial planning, risk management, investment banking business, markets business and other matters as a member of the group since 1989.

He has served as President & Group CEO of Mizuho Financial Group since February 2022, after having served in positions such as General Manager of Risk Management Department, General Manager of Financial Planning Department, Head of Financial Control & Accounting Group, Head of Strategic Planning Group of Mizuho Securities Co., Ltd. and Head of Global Products Unit of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, business management and internal control. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as the head of business execution and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hidekatsu Take	Deputy President & Senior Executive Officer (Representative Executive Officer) Head of Global Corporate & Investment Banking Company In Charge of Specially Assigned Matters

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in international business, corporate planning, business promotion and other matters as a member of the group since 1988.

He has served as Head of Global Corporate Company (currently Head of Global Corporate & Investment Banking Company) since the fiscal year 2022, after having served in positions such as General Manager of Group Planning Division of Mizuho Financial Group, Joint Head of the Americas, CEO for Asia & Oceania excl. East Asia of Mizuho Bank, Ltd. and Head of Corporate & Institutional Company of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies on a global basis and business management. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as Head of Global Corporate & Investment Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Kazutoshi Isogai	Senior Executive Officer Head of Retail & Business Banking Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, human resource management, corporate planning, business promotion and other matters as a member of the group since 1991.

He has served in his current position since the fiscal year 2023, after having served in positions such as General Manager of Financial Planning Department of Mizuho Financial Group, General Manager of a branch of Mizuho Bank, Ltd. and Deputy Head of Retail & Business Banking Company of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business and operation, as well as the risks and opportunities therein. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Head of Retail & Business Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masayuki Sugawara	Senior Executive Officer Head of Corporate & Investment Banking Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in business promotion, international business and other matters as a member of the group since 1988.

He has served in his current position since the fiscal year 2023, after having served in positions such as the general manager and CEO for East Asia of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the business and operational realities of large corporations, including those overseas, as well as the risks and opportunities thereof. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Head of Corporate & Investment Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Kenya Koshimizu	Senior Executive Officer Co-Head of Global Markets Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in markets business, planning business and other matters as a member of the group since 1990.

He has served in his current position since the fiscal year 2022, after having served in positions such as Co-Head of Fixed Income Business Division of Mizuho Securities Co., Ltd. and Co-Head of Global Markets Division of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the business and operational realities as well as the risks and opportunities in market operations, especially in the banking area. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Co-Head of Global Markets Company (banking strategy) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Daishi Sasaki	Senior Executive Officer Co-Head of Global Markets Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in markets business, research and consulting business and other matters as a member of the group since 1991.

He has served in his current position since the fiscal year 2023, after having been stationed in the U.S. and serving in positions such as Head of Equity Business Division, Head of Fixed Income Business Division and Head of Global Markets Division of Mizuho Securities Co., Ltd. Through his experience in the group, he has a deep understanding of the business and operational realities as well as the risks and opportunities in connection with internal and external equity and fixed income of Global Markets Company. He also has overall planning and organizational leadership skills backed by management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Co-Head of Global Markets Company (sales and trading strategy) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Noriyuki Sato	Senior Executive Officer Head of Asset Management Company In Charge of Specially Assigned Matters

Reason for appointment as executive officer:

After having been engaged in business as a member of Mizuho Financial Group from 1989 through 2003, he has served as the head of REIT management at DIAM Co., Ltd. and Asset Management One Co., Ltd., and also served as CEO at AP Property Fund Management Pte Ltd since 2021. Accordingly, he has abundant business and management experience domestically and internationally. In addition, he has served in his current position since the fiscal year 2023.

He has been consistently involved in the asset management business throughout his career, particularly contributing to the development of the JREIT market in its infancy, and has extensive business and management experience overseas, giving him a deep understanding of the realities of such business as well as the risks and opportunities thereof.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Head of Asset Management Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Tsutomu Yamamoto	Senior Executive Officer Head of Global Transaction Banking Unit

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in international business, investment banking products and settlement products business and other matters as a member of the group since 1991.

He has served in his current position since the fiscal year 2023, after having served in positions such as General Manager of Manila Branch, General Manager of Europe Department, Deputy Head of Asia & Oceania excl. East Asia, Head of Global Corporate Division and Head of Global Products Unit of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the business and operational realities as well as risks and opportunities in connection with the investment banking products and settlement products in Japan and overseas. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Head of Global Transaction Banking Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Yasuhiko Ushikubo	Senior Executive Officer Head of Research & Consulting Unit Group CSuO

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in sustainable business, macroeconomic research, industry research, business promotion and other matters as a member of the group since 1989.

He has served as Head of Research & Consulting Unit since the fiscal year 2020 and Group Chief Sustainability Officer (currently Group CSuO) since the fiscal year 2022, after having served in positions such as Deputy Head of Research & Consulting Unit of Mizuho Financial Group and President & CEO of Mizuho Research Institute Ltd. (currently Mizuho Research & Technologies, Ltd.). Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as the business opportunities and risks surrounding domestic and international economic and industry trends and sustainability such as climate change. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Head of Research & Consulting Unit and Group CSuO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Naoshi Inomata	Senior Executive Officer Group CSO

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, international business, investment banking business and other matters as a member of the group since 1990.

He has served as Group Chief Strategy Officer (currently Group CSO) since the fiscal year 2020, after having served in positions such as Project Manager of U.S. Platform Intensive Enhancement Project Team and General Manager of Asia & Oceania Department of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, management of corporate resources and management of various risks and internal control. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as Group CSO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Minako Nakamoto	Senior Executive Officer Group CGO

Reason for appointment as executive officer:

She is well-acquainted with the overall business, and has abundant experience domestically and internationally, having been engaged in corporate planning, international business, business promotion and other matters as a member of the group since 1993.

She has served in her current position since the fiscal year 2023, after having served in positions such as president of a local subsidiary in the U.S., General Manager of Ginza Branch of Mizuho Bank, Ltd. and General Manager of Corporate Planning Department of Mizuho Securities Co., Ltd. Through her experience in the group, she has a deep understanding of internal control systems as well as organizational structure, operations and other matters based on the realities of the group's business. She also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed her as an executive officer based on the role delegated to her as Group CGO and based on the decision that her experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Takefumi Yonezawa	Senior Executive Officer Group CFO

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, industry research, financial planning and other matters as a member of the group since 1993.

He has served in his current position since the fiscal year 2023, after having served in positions such as General Manager of Financial Planning Department and Deputy Head of Financial Control & Accounting Group of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies and financial strategies that take into account economic, social and industry trends. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Group CFO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Shiro Shiraishi	Senior Executive Officer Group CRO

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in international business, planning, retail business planning and other matters as a member of the group since 1993.

He has served in positions such as General Manager of Business Promotion Office, Global Corporate Coordination Department of Mizuho Bank Co., Ltd., General Manager of Office of Chairman of Japanese Bankers Association , General Manager of Retail & Business Banking Coordination Department of Mizuho Financial Group and Chief Audit Executive (CAE) of Mizuho Bank Co., Ltd., and he has a deep understanding of the realities of the group's overall business as well as, among others, broad risk management and governance , and expert knowledge concerning social trends affecting the group's business, such as global economics, finance and sustainability. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as Group CRO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Nobuhiro Kaminoyama	Senior Executive Officer Group CHRO / Group CDO

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in human resource management, business promotion and other matters as a member of the group since 1991.

He has served as Head of Human Resources Group (currently Group CHRO) of Mizuho Financial Group since the fiscal year 2021 and Group CDO thereof since the fiscal year 2024, after having served in positions such as General Manager of Corporate Banking Department No.9 of Mizuho Bank Co., Ltd. and General Manager of Corporate Secretariat of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, corporate governance, broad systems, operations, education and employee engagement regarding human capital. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Group CHRO and Group CDO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Natsumi Akita	Senior Executive Officer Group CCuO / Group CBO

Reason for appointment as executive officer:

She has served as Group CCuO of Mizuho Financial Group, having been engaged in human resource and organizational development, transformation of corporate culture, brand strategies and other matters as a member of the group since the fiscal year 2022. She has also served as Group CBO since the fiscal year 2024, after having served in positions such as executive of other financial institutions and entities. Through her management experience at various organizations and significant business experience with respect to marketing and public relations, she has a deep understanding of human resource needs, and also has overall planning and organizational leadership skills backed by a wealth of management experience including experience in other companies.

Mizuho Financial Group has appointed her as an executive officer based on the role delegated to her as Group CCuO and Group CBO and based on the decision that her experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Mitsuhiro Kanazawa	Senior Executive Officer Group CIO

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, risk management, international business, business promotion and other matters as a member of the group since 1990.

He has served as Group CIO of Mizuho Financial Group since the fiscal year 2024, after having served in positions such as General Manager of Americas Department of Mizuho Bank Co., Ltd., General Manager of Risk Management Department, Co-Head of IT & Systems Group and Group CPrO of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, internal and external risk governance and IT strategies. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as Group CIO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Shinichiro Hihara	Senior Executive Officer Group Co-CIO

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in business promotion, IT, human resources, planning, secretariat and other matters as a member of the group since 1993.

He has served in positions such as General Manager of Corporate Communications Department and General Manager of Executive Secretariat of Mizuho Financial Group, Chief of IT Sector of Mizuho Research & Technologies, Ltd. and Deputy Group Chief Information Officer of Mizuho Financial Group, and he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies both in and outside Japan, IT strategies and system development and management. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Group Co-CIO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hideki Tsujimori	Senior Executive Officer Group CPrO

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources, business promotion for large corporations, trust banking and other matters as a member of the group since 1993.

He has served in positions such as General Manager of Brand Management Office, Corporate Communications Department of Mizuho Financial Group, General Manager of Trust Solution Department No.3 of Mizuho Trust & Banking Co., Ltd. and Deputy Group CPrO of Mizuho Financial Group, and he has a deep understanding of the realities of the group's overall business and operations as well as, among others, sophistication of operations utilizing DX and risk management. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Group CPrO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Makoto Matsubara	Senior Executive Officer Group CCO

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in compliance, crisis management, corporate planning, human resource management and other matters as a member of the group since 1991.

He has served as Head of Compliance Group (currently Group CCO) of Mizuho Financial Group since the fiscal year 2022, after having served in positions such as General Manager of Compliance Division, General Manager of Planning Management Department, General Manager of Global Talent Planning and Management Department, and Deputy Head of Strategic Planning Group (in charge of crisis management) of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, compliance to support the group's business, various risk management and crisis control. He also has overall planning and leadership skills backed by a wealth of management experience.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as Group CCO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hisashi Kikuchi	Senior Executive Officer Group CAE

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, human resource management, business promotion and other matters as a member of the group since 1988.

He has served as Head of Internal Audit Group (currently Group CAE) of Mizuho Financial Group since the fiscal year 2020, after having served in positions such as General Manager of Tokyo Corporate Banking Department of Mizuho Bank Co., Ltd., General Manager of Corporate Secretariat and Head of Strategic Planning Group of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, various risk management, internal control and audit. He also has overall planning and organizational leadership skills backed by a wealth of management experience. Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Group CAE and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Reference:

Group CSO	: Group Chief Strategy Officer
Group CGO	: Group Chief Governance Officer
Group CFO	: Group Chief Financial Officer
Group CRO	: Group Chief Risk Officer
Group CHRO	: Group Chief Human Resources Officer
Group CPO	: Group Chief People Officer
Group CCuO	: Group Chief Culture Officer
Group CBO	: Group Chief Branding Officer
Group CIO	: Group Chief Information Officer
Group CPrO	: Group Chief Process Officer
Group CCO	: Group Chief Compliance Officer
Group CAE	: Group Chief Audit Executive
Group CDO	: Group Chief Digital Officer
Group CSuO	: Group Chief Sustainability Officer

(2) Aggregate compensation for directors and executive officers
Basic Policy for Executive Compensation
We, by resolution of our Compensation Committee, established the Basic Policy for Executive Compensation concerning the decision on compensation for each individual director, executive officer as defined in the Companies Act, deputy chairperson & executive officer, deputy president & executive officer and group executive officer (the "Officers").

■ **Basic Policy for Executive Compensation**

(Basic principle)

• Executive compensation shall be provided as compensation for the responsibilities assigned to, and the performance of, each of the Officers, and function as an incentive for each of the Officers to exercise their designated function to the fullest in our effort to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth, based on our basic management policies under our Corporate Philosophy.

(Executive compensation system)

• Executive compensation for each of the Officers shall be determined based on a pre-determined executive compensation system.

• The executive compensation system shall include systems and rules related to, among other factors, payment compensation standards (standard amounts), structure (such as fixed and variable portions), form (such as cash or stocks) and timing (such as regular payment or payment at resignation).

• The executive compensation system shall be established in accordance with both domestic and foreign rules and guidelines concerning executive compensation.

• The executive compensation system shall reflect our economic and social environment as well as our medium- and long-term business performance, and we shall design our system appropriately by referring to such systems of other companies, including our competitors.

(Control)

• Part of an Officer's executive compensation shall be provided on a deferred payment basis over multiple years in order to mitigate risks stemming from actions taken for short-term gains that are excessively risky or could compromise value creation for various stakeholders.

• We shall introduce, as necessary, measures to decrease or compel forfeiture of such deferred amounts or to compel forfeiture of, in whole or in part,

compensation already paid. In addition, we have established and maintain a separate compensation recovery policy called the "Recovery Policy for Executive Compensation" based on Section 303A.14 of the New York Stock Exchange Listed Company Manual.

(Governance)

• In order to effectively ensure objectivity, appropriateness and fairness with respect to executive compensation, the Compensation Committee shall determine the important relevant matters, such as this policy, the design of the executive compensation system and the executive compensation for each director and executive officer as defined in the Companies Act.

• All members of the Compensation Committee shall, in principle, be appointed from outside directors (or at least non-executive directors) and the Chairperson thereof shall be an outside director.

(Disclosure)

• In order to effectively ensure transparency with respect to executive compensation, this policy, the executive compensation system and the executive compensation decided upon shall be disclosed in a lawful, appropriate manner through suitable means.

Compensation system

Compensation for our Officers shall consist of Base Compensation and Incentive Compensation. Details of the compensation type, performance linkage, payment timing and payment method of each compensation type are shown in the chart below.

The proportion of each type of compensation for Officers is determined according to the functions and responsibilities of each of the Officers and the proportion of Incentive Compensation is determined so as to maximize the proportion of the Group CEO's compensation. From the perspective of ensuring the effectiveness of the supervisory function, compensation for Non-executive officers responsible for management supervision shall, in principle, consist of only Base Compensation and Stock Compensation I, with respect to which the details of the payment is not changed due to, among other reasons, our business results, and such composition shall be, in principle, 85% and 15%, respectively.

Compensation type			Performance-linked or not (range)	Payment timing	Payment method	Example of composition of compensation		
						Executive officers responsible for business execution		Non-executive officers
						Group CEO	Group executive officers	
Base Compensation[1]			Not linked	Monthly	Cash	40%	55%	85%
Incentive Compensation	Medium- to Long-term Incentive Compensation	Stock Compensation I[2]	Not linked	Time of resignation	Stock	5% (60% total Incentive Compensation)	5% (45% total Incentive Compensation)	15%
		Stock Compensation II[3]	Linked (0–150%)	Deferred payment over three years starting the fiscal year after next	Stock	30%	17.5%	
	Short-term Incentive Compensation[4]		Linked (0–150%)	Lump sum in the next fiscal year[5]	Cash	25%	22.5%	

Incentive Compensation: Subject to malus and clawback[6]

1. Payment will be made monthly in cash in accordance with the roles and responsibilities of each of the Officers.
2. Payment in accordance with the roles and responsibilities of each of the Officers as an incentive to increase corporate value over the medium- to long-term and for other purposes.
3. Payment in accordance with level of achievement of financial indicators emphasized by the Mizuho Financial Group and evaluation of indicators related to stakeholders as an incentive to increase corporate value over the medium- to long-term and for other purposes.
4. Payment in accordance with level of achievement of financial indicators emphasized by the Mizuho Financial Group and the evaluation of individual performance as an incentive for fiscal year performance to increase corporate value.

5. Deferred payment over three years starting the fiscal year after next for payments above a certain amount.

6. A system has been adopted that enables malus (forfeiture of compensation remaining unpaid) and clawback (request for return of compensation) by resolution of the Compensation Committee depending on the performance of the group or the individual.

■ Matters regarding corporate performance linked compensation and others

Stock Compensation II and Short-term Incentive Compensation, which are categorized as corporate performance linked compensation and others, shall be determined by multiplying the base amount, which is determined based on the functions and responsibilities of each of the Officers, by a corporate performance linked factor.

The corporate performance linked factor for Stock Compensation II shall be determined by the Compensation Committee within the range of 0% to 150% based on target achievement rates for medium- to long-term performance indicators, with respect to which the evaluation axes are "Finance of Mizuho Financial Group," "Customers," "Economy and society" and "Employees." For the medium-to long-term performance indicators, we selected "Consolidated ROE" (which indicates management efficiency), "Consolidated Net Business Profits + Net gains or losses related to ETFs and others" (which indicates the profitability of the core operations) and "Total Shareholder Return (TSR)" (which indicates overall shareholder returns), with respect to which the evaluation axis is "Finance of Mizuho Financial Group." In addition, we selected, among others, "Sustainable finance amount" (which indicates the outcome of responding to capital demand for resolution of environmental and societal issues), "Assessments by ESG rating agencies" (which indicates the objective assessments of sustainability promotion structure) and "Engagement score" and "Inclusion score" (which indicate the status of human capital enhancement and corporate culture transformation), with respect to which the evaluation axes are "Customers," "Economy and society" and "Employees."

The corporate performance linked factor for Short-term Incentive Compensation shall be determined by the Compensation Committee within the range of 0% to 150% based on the figure calculated by multiplying (i) the factor of the evaluation based on the target achievement rates for short-term performance indicators we selected, with respect to which the evaluation axis is "Finance of Mizuho Financial Group" (the "short-term performance indicators" and, along with the evaluation using such indicators, hereinafter the "evaluation of short-term performance indicators") by (ii) the evaluation factor based on individual evaluation of each

Officer. For the short-term performance indicators, we selected the “Profit Attributable to Owners of Parent” (which is the final result of management’s performance) and the “Gross Profit RORA” (which indicates the management’s efficiency), with respect to which the evaluation axis is “Finance of Mizuho Financial Group.” In addition, individual evaluation shall be conducted based on perspectives of evaluation to be set based on the functions and responsibilities of each of the Officers. In the case of the Group CEO, the factor of the evaluation of short-term performance indicators fluctuates within the range of 0% to 140%, the individual evaluation factor fluctuates within the range of 0% to 110%, and the evaluation factor for the short-term performance indicators and individual evaluation is capped at 150%.

Medium- to Long-term Incentive Compensation (Stock Compensation II)



Base amount ×

Evaluation of Medium- to Long-term performance indicators[1]

Evaluation axes	Performance indicators	Weight
Finance of Mizuho Financial Group	Consolidated ROE[2]	25%
	Consolidated Net Business Profits[3]	25%
	Total Shareholder Return (TSR)[4]	10%
Customers	Customer satisfaction[5] Sustainable finance amount[5] Assessments by ESG rating agencies[6] Climate-related initiatives[5] Engagement score[7] Inclusion score[7]	10%
Economy and society		10%
Employees		20%

Sustainability-related initiatives are reflected in evaluations 40%

Relationship between achievement rate and evaluation factor
(Example for the Consolidated ROE)

Evaluation factor (%)
150
100
0
100
150 Achievement rate (%)

1. The Compensation Committee makes the final decision (maximum of 150%) based on target achievement rates for performance indicators considering the business environment and the existence of events that should be reflected individually
2. Excludes Net Unrealized Gains (Losses) on Other Securities.
3. Consolidated Net Business Profits + Net gains or losses related to ETFs and Others
4. Evaluated by means of relative comparison with other companies, including our competitors
5. Evaluated on the target achievement rates on related internal indicators
6. Evaluated by comparison with results of previous years and peers that have been assessed by four major ESG rating agencies (S&P Global, Sustainalytics, MSCI, and FTSE)
7. Evaluated on the target achievement rate for the positive response rate for four Staff Survey questions related to engagement and inclusion

Short-term Incentive Compensation



Base amount ×

Evaluation of short-term performance indicators[1]

Evaluation axis	Performance indicators[3]	Weight
Finance of Mizuho Financial Group	Profit Attributable to Owners of Parent[2]	50%
	Gross Profit RORA[3]	50%

1. The Compensation Committee makes the final decision based on target achievement rates for performance indicators considering the business environment and the existence of events that should be reflected individually. Varies from 0–140% in the case of the Group CEO.
2. Profit Attributable to Owners of Parent
3. RORA: Return on Risk-weighted Assets

×

Individual evaluation[1]

Main evaluation perspectives (Group CEO example)

- Demonstrates leadership in improving the group’s corporate culture and disseminating the group’s Purpose and Code of Conduct
- Succession initiatives for the Group CEO and management team

1. The Compensation Committee makes the decision based on the evaluation perspectives, etc. Varies from 0–110% in the case of the Group CEO

Note: The evaluation factor for the short-term performance indicators and individual evaluation is capped at 150%

■ Matters regarding non-monetary compensation (Stock Compensation)

We have introduced a stock compensation system utilizing a trust (the "System"). The System operates through the Board Benefit Trust (BBT), in which our shares are acquired from the stock market through the trust with the fund we contribute to, which is to be provided to the Officers in accordance with the Rules of Distribution of Officer Shares stipulated. The System consists of Stock Compensation I and Stock Compensation II.

Stock Compensation I refers to the system in which a fixed number of shares is given to an Officer at the time of their resignation, which is determined by the functions and responsibilities of each of the Officers at the time. The system allows for a reduction or forfeiture of the compensation depending on the performance of the group or the individual.

Stock Compensation II is a system in which deferred payments over three years will be made in the form of shares determined in accordance with, among others, the target achievement rates with regard to the financial indicators and indicators related to stakeholders, which are emphasized by the Group to increase its corporate value over the medium- to long-term. The system allows for a reduction or forfeiture of the deferred compensation depending on the performance of the group or the individual.

Details of Stock Compensation paid or determined to be paid during the fiscal year 2023 under the System are described on page 127 through 128 and page 3 (Convocation Notice of the 22nd Ordinary General Meeting of Shareholders (Matters Omitted from the Documents to be Delivered to Shareholders Who Have Requested the Delivery of Documents in Paper Form)).

The voting rights pertaining to the shares owned by the trust shall not be exercised.

Compensation determination process

The Compensation Committee shall determine the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation. In addition, in order to ensure fairness and objectivity concerning the compensation for each of the Officers, the Compensation Committee shall determine the compensation for each individual director and executive officer of Mizuho Financial Group as defined in the Companies Act and approve the compensation of each individual director of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (the "Three Core Companies").

Visual breakdown of the compensation determination process



Amounts of compensation

Aggregate amounts of compensation paid to directors and executive officers as defined in the Companies Act and numbers of such directors and executive officers as defined in the Companies Act

Shown below is the compensation of the directors and executive officers as defined in the Companies Act.

The aggregate compensation paid to directors who concurrently served as executive officers as defined in the Companies Act is included in the below table under "Executive officers as defined in the Companies Act."

The compensation system for fiscal year 2022 compensation is described on pages 133 through 135 of the Business Report for the 21st Fiscal Year.
https://www.mizuhogroup.com/binaries/content/assets/pdf/mizuhoglobal/investors/financial-information/stock-information/meeting21_1_eng.pdf

■ Directors

	Compensation for FY2023				Compensation for FY2022			
	Base Compensation	Stock Compensation I	Other compensation		Performance Payments	Stock Compensation II	Other compensation	
	Monetary	Non-monetary	Monetary	Non-monetary	Monetary	Non-monetary	Monetary	Non-monetary
	Non-performance-linked	Non-performance-linked	Non-performance-linked	Non-performance-linked	Performance-linked	Performance-linked	Non-performance-linked	Non-performance-linked
Number of directors	11	10	10	None	None	None	1	1
Amount	243	49	0	None	None	None	24	25
(Number of shares)	None	(22)	None	None	None	None	None	(11)

■ Executive officers as defined in the Companies Act

	Compensation for FY2023				Compensation for FY2022			
	Base Compensation	Stock Compensation I	Other compensation		Performance Payments	Stock Compensation II	Other compensation	
	Monetary	Non-monetary	Monetary	Non-monetary	Monetary	Non-monetary	Monetary	Non-monetary
	Non-performance-linked	Non-performance-linked	Non-performance-linked	Non-performance-linked	Performance-linked	Performance-linked	Non-performance-linked	Non-performance-linked
Number of executive officers	20	20	20	None	18	18	None	None
Amount	393	75	1	None	214	214	None	None
(Number of shares)	None	(33)	None	None	None	(96)	None	None

Notes:

1. The amounts are indicated in units of one million yen and the numbers of shares are indicated in units of one thousand. Fractions are rounded down.

2. The number of directors under "Base Compensation" of the "Compensation for FY2023" column includes one director who retired on June 23, 2023. The number of executive officers under the "Compensation for FY2022" column includes six executive officers who resigned on April 1, 2023.

3. With respect to Stock Compensation I for the fiscal year 2023, the amounts given are obtained by multiplying the stock ownership points, granted by the Compensation Committee of Mizuho Financial Group in July 2023 for the fiscal year 2023 based on the functions and responsibilities of each of the Officers (one (1) point translates into one (1) share of common stock of Mizuho Financial Group), by the book value of Mizuho Financial Group stock (JPY 2,229.193 per share). Stock Compensation I is not linked to the performance of the group and shall be paid at the time of resignation.

4. The other compensation for fiscal year 2023 includes condolence money premiums (group life insurance premiums paid by the group to the Officers as the insured party) and other premium subsidies.

5. The target and result of key indicators related to corporate performance linked compensation and others for the fiscal year 2022 are as follows:

Indicator	Target set at the beginning of the fiscal year	Result
Consolidated Net Business Profits + Net gains or losses related to ETFs and others	JPY 860 billion	JPY 807.1 billion
Profit Attributable to Owners of Parent	JPY 540 billion	JPY 555.5 billion
Consolidated ROE	6.4%	6.6%
Expense Ratio	63.9%	65.0%

6. With respect to the Performance Payments, the amounts stated were decided by the Compensation Committee of Mizuho Financial Group in July 2023 as the Performance Payments for the fiscal year 2022.

7. With respect to Stock Compensation II, the amounts given are obtained by multiplying the stock ownership points, granted by the Compensation Committee of Mizuho Financial Group in July 2023 for the fiscal year 2022 based on the functions and responsibilities and performance of each of the Officers, by the book value of Mizuho Financial Group stock (JPY 2,229.193 per share). Stock Compensation II for the fiscal year 2022 is expected to be paid as deferred payments over three years from the fiscal year 2024.

8. With respect to the other compensation for the fiscal year 2022, the amount of fixed compensation paid in deferral is stated. The fixed compensation paid in deferral is a system whereby the decision to pay a portion of the fixed compensation is deferred and can be reduced or forfeited in accordance with the performance of Mizuho Financial Group and other factors.

9. Because the amount of corporate performance linked compensation and others to be paid with respect to the fiscal year 2023 has not yet been determined at present, the aggregate compensation above does not include the amount of corporate performance linked compensation and others; however, the necessary reserve is recorded for accounting purposes.

10. Since the Compensation Committee determines the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation, we believe that the details of individual compensation for directors and executive officers as defined in the Companies Act are in line with the Basic Policy for Executive Compensation.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Yoshimitsu Kobayashi	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that the outside director is bona fide and without gross negligence in performing their duty.
Ryoji Sato	
Takashi Tsukioka	
Kotaro Ohno	
Masami Yamamoto	
Hiromichi Shinohara	
Izumi Kobayashi	
Yumiko Noda	

(4) Matters related to Officers liability insurance contract

■　Scope of Insured

The directors and executive officers, and auditors of Mizuho Financial Group, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd., and Mizuho Research & Technologies, Ltd.

■　Summary of Officers liability insurance contract

Mizuho Financial Group has entered into an officers liability insurance contract with an insurance company, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, to create an environment that supports appropriate risk-taking by Officers without committing them to the possibility of being held liable for their actions. Under this insurance contract, if a claim for damages is made due to an act conducted by the insured based on his/her status as Officers as defined in the Companies Act of Mizuho Financial Group, Mizuho Financial Group shall indemnify the insured from any damages, litigation expenses or other expenses incurred by the insured under such insurance contract. Provided, however, that if the insured (i) obtains illicit profits or benefits, (ii) intentionally violates laws and regulations or (iii) recognizes, before the commencement of the insurance period, a situation where a claim for damages may be made, the indemnity coverage shall be excluded; therefore, measures are taken to ensure that the appropriateness of the execution of duties by Officers is not impaired. In addition, Mizuho Financial Group shall bear all insurance premiums and the insured shall not bear any insurance premiums.

(5) Attendance at meetings of the Board of Directors and Committees

(As of March 31, 2024)

Name	Board of Directors (15 meetings)	Nominating Committee (14 meetings)	Compensation Committee (8 meetings)	Audit Committee (18 meetings)	Risk Committee (9 meetings)	IT / Digital Transformation Committee (2 meetings)	Human Resources Review Meeting (12 meetings)	System Failure Response Evaluation Committee (7 meetings)
Yoshimitsu Kobayashi Chairperson of the Nominating Committee	15 meetings (100%)	14 meetings (100%)					12 meetings (100%)	
Ryoji Sato	15 meetings (100%)			18 meetings (100%)				7 meetings (100%)
Takashi Tsukioka Chairperson of the Audit Committee	15 meetings (100%)	14 meetings (100%)	8 meetings (100%)	18 meetings (100%)		2 meetings (100%)	12 meetings (100%)	7 meetings (100%)
Kotaro Ohno	11 meetings (100%)	11 meetings (100%)		13 meetings (100%)			10 meetings (100%)	5 meetings (100%)
Masami Yamamoto Chairperson of the Compensation Committee	15 meetings (100%)	14 meetings (100%)	8 meetings (100%)			2 meetings (100%)	12 meetings (100%)	
Hiromichi Shinohara Chairperson of the IT / Digital Transformation Committee	11 meetings (100%)	11 meetings (100%)			5 meetings (100%)	2 meetings (100%)	10 meetings (100%)	5 meetings (100%)
Izumi Kobayashi Chairperson of the Board of Directors	15 meetings (100%)	14 meetings (100%)			9 meetings (100%)		12 meetings (100%)	7 meetings (100%)
Yumiko Noda	11 meetings (100%)		7 meetings (100%)		7 meetings (100%)			
Seiji Imai	15 meetings (100%)							
Hisaaki Hirama Chairperson of the Risk Committee	15 meetings (100%)			18 meetings (100%)	9 meetings (100%)	2 meetings (100%)		
Masahiro Kihara Chairperson of the Human Resources Review Meeting	15 meetings (100%)						12 meetings (100%)	
Makoto Umemiya	15 meetings (100%)							
Motonori Wakabayashi	14 meetings (93%)							
Nobuhiro Kaminoyama	15 meetings (100%)							

Note:

1. With respect to Messrs. Kotaro Ohno and Hiromichi Shinohara and Ms. Yumiko Noda, the stated

attendance at the meetings of the Board of Directors and the Committees is for those meetings that were held during the fiscal year 2023, after their appointment as directors of Mizuho Financial Group in June 2023. In addition, with respect to Mr. Hiromichi Shinohara, the stated attendance at the meetings of the Risk Committee is for those meetings that were held during his term of office as a member of the Risk Committee from June 2023 to December 2023.

3. Matters regarding outside directors

(1) Concurrent offices and other details of outside directors
Details of major concurrent offices of outside directors are as described in the above "2. Matters regarding directors and executive officers, 1 Directors and executive officers." Mizuho Financial Group has no relationships required to be stated with the organizations at which the outside directors hold major concurrent offices.

(2) Major activities of outside directors
The attendance of outside directors at meetings of the Board of Directors and relevant committees during fiscal year 2023 is as described in the above "2. Matters regarding directors and executive officers, 5 Attendance at meetings of the Board of Directors and Committees."
By leveraging their extensive experience, deep insights, and high level of expertise, outside directors proactively voiced useful opinions in the discussions on proposals, and provided necessary opinions and suggestions from a perspective independent from that of the management at the Board of Directors of Mizuho Financial Group and relevant committees.

Name	Term in office	Input at the Board of Directors meetings and other activities
Yoshimitsu Kobayashi	3 years, 9 months	By leveraging his broad experience as a senior executive and deep insight about the environment, society and corporate governance, as the Chairperson of the Nominating Committee, he led discussions with respect to the successions of the GCEO and the top management of subsidiaries, and at the Board of Directors meetings, he appropriately performed supervisory functions by, among other matters, providing opinions on capital strategies and IT investments, etc. and opinions and suggestions on matters such as the scope of sustainable business and the use of global personnel from the point of view of the medium- to long-term growth of the group.

Name	Term in office	Input at the Board of Directors meetings and other activities
Ryoji Sato	3 years, 9 months	By leveraging his deep insight and high level of expertise in finance, accounting and internal control systems, backed by his experience as the Chief Executive Officer (CEO) of an audit firm and extensive experience as a certified public accountant, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other matters, providing opinions on policies that take into account improper practices in the group companies, and opinions and suggestions on differentiation from other companies in the retail business.
Takashi Tsukioka	2 years, 9 months	By leveraging his extensive experience as a senior executive and deep insight in organizational management, as the Chairperson of the Audit Committee, he led active discussions on various themes, such as stable business operations on a global basis and enhancement of collaboration with the Internal Audit Group. In addition, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other matters, providing opinions on inorganic strategies in anticipation of medium- to long-term growth, and opinions and suggestions on strategies with respect to the retail business and branding and DX to support such business.
Kotaro Ohno	9 months	By leveraging his extensive experience and his deep insight and expertise in the legal profession, he appropriately performed supervisory functions by, among other matters, providing opinions on business strategies from a customer-oriented perspective and opinions and suggestions on human resource management to ensure that there is management personnel and other personnel to support various business areas, and on risk management for IT and cybersecurity, etc.

Name	Term in office	Input at the Board of Directors meetings and other activities
Masami Yamamoto	4 years, 9 months	By leveraging his extensive experience as a senior executive and his deep insight and expertise in the field of technology, as the Chairperson of the Compensation Committee, he set an agenda based on environmental changes both inside and outside the group as well as a new executive compensation system, and led active discussions. In addition, at the Board of Directors meetings, he appropriately performed supervisory functions by, among other matters, providing opinions on organizations and frameworks from the perspective of generating business synergies through diverse collaborations in the group, and opinions and suggestions on promoting DX from the point of view of customers and employees.
Hiromichi Shinohara	9 months	By leveraging his extensive experience as a senior executive and his deep insight and expertise in technology, at the Board of Directors meetings, he provides opinions on collaboration and communication between system developers and users, and cooperation with partner companies, as well as opinions and suggestions on ensuring diverse personnel for promoting DX and innovation. In addition, he demonstrated his excellent skills and appropriately performed supervisory functions by, among other matters, being appointed as the Chairperson of the IT / Digital Transformation Committee in January of this year and leading active discussions on the fiscal year plan regarding the IT and DX areas for this fiscal year.

Name	Term in office	Input at the Board of Directors meetings and other activities
Izumi Kobayashi	6 years, 9 months	By leveraging her extensive experience as a senior executive and her deep insight and expertise in the field of finance and global trends surrounding the business, at the Board of Directors meetings, she provides opinions and suggestions on offering and disseminating information both inside and outside the company based on the Purpose, as well as opinions and suggestions on human capital. In addition, as the Chairperson of the Board of Directors, she demonstrated her excellent skills and appropriately performed supervisory functions by, among other matters, regularly and proactively communicating with both domestic and foreign directors, executive officers and employees, including the President & Group CEO, full-time members of the Audit Committee, members of the Board of Directors of subsidiaries, and investors, etc., and leading discussions at the Board of Directors meetings on key agenda from a multifaceted perspective.
Yumiko Noda	9 months	By leveraging her extensive experience as a senior executive and her deep insight and expertise in the fields of finance and sustainability, at the Board of Directors meetings, she appropriately performed supervisory functions by, among other matters, providing opinions from the perspective of connecting the Purpose and business strategies to each employee's motivation and actions, as well as opinions and suggestions on business strategies with regard to sustainability based on global trends.

(3) Compensation for outside directors (for the fiscal year 2023)

	Compensation paid by Mizuho Financial Group				Compensation paid by subsidiary of Mizuho Financial Group
	Base Compensation	Stock Compensation I	Other compensation		None
	Monetary	Non-monetary	Monetary	Non-monetary	
	Non-performance-linked	Non-performance-linked	Non-performance-linked	Non-performance-linked	
Number of persons	9	8	8	None	None
Amount	137	26	0	None	None
(Number of shares)	None	(11)	None	None	None

Notes:
1. The amounts are indicated in units of one million yen and the numbers of shares are indicated in units of one thousand. Fractions are rounded down.
2. With respect to Stock Compensation I, the amounts given are obtained by multiplying the stock ownership points, granted by the Compensation Committee of Mizuho Financial Group in July 2023 for fiscal year 2023 based on the functions and responsibilities of each of the Officers, (one (1) point translates into one (1) share of common stock of Mizuho Financial Group), by the book value of Mizuho Financial Group stock (JPY 2,229.193 per share). Stock Compensation I is not linked to the performance of the group and shall be paid at the time of resignation.
3. The other compensation includes condolence money premiums (group life insurance premiums paid by the group to the Officers as the insured party) and other premium subsidies.
4. Since the Compensation Committee determines the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation, we believe that the details of individual compensation for outside directors as defined in the Companies Act are in line with the Basic Policy for Executive Compensation.

Other matters to consider
There are no matters to report that apply to the following sections: "Other important matters regarding the current state of the group," "Indemnity agreements with directors and executive officers," "Opinion of the outside directors," "Liability limitation agreements with independent auditors," "Indemnity agreements with independent auditors," "Basic policy on the conduct of parties in control of financial and business policy decisions of the company," "Matters concerning transactions with the parent company" and "Matters concerning accounting advisors ('kaikei sanyo')."

CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2024

Millions of yen

		As of March 31, 2024
Assets		
Cash and Due from Banks	¥	72,968,900
Call Loans and Bills Purchased		1,259,964
Receivables under Resale Agreements		20,533,096
Guarantee Deposits Paid under Securities Borrowing Transactions		2,357,463
Other Debt Purchased		4,174,891
Trading Assets		21,381,444
Money Held in Trust		583,647
Securities		38,245,422
Loans and Bills Discounted		92,778,781
Foreign Exchange Assets		2,259,701
Derivatives other than for Trading Assets		2,606,667
Other Assets		7,364,363
Tangible Fixed Assets		1,139,470
Buildings		330,325
Land		613,649
Lease Assets		16,423
Construction in Progress		47,074
Other Tangible Fixed Assets		131,997
Intangible Fixed Assets		725,142
Software		383,863
Goodwill		116,417
Lease Assets		4,421
Other Intangible Fixed Assets		220,440
Net Defined Benefit Asset		847,116
Deferred Tax Assets		135,428
Customers' Liabilities for Acceptances and Guarantees		10,098,502
Reserves for Possible Losses on Loans		(787,848)
Reserve for Possible Losses on Investments		(4)
Total Assets	¥	278,672,151
Liabilities		
Deposits	¥	159,854,668
Negotiable Certificates of Deposit		11,590,532
Call Money and Bills Sold		1,660,682
Payables under Repurchase Agreements		38,103,216
Guarantee Deposits Received under Securities Lending Transactions		1,306,422
Commercial Paper		1,165,988
Trading Liabilities		13,836,028
Borrowed Money		5,449,852
Foreign Exchange Liabilities		900,034
Short-term Bonds		565,736
Bonds and Notes		11,999,712
Due to Trust Accounts		983,877
Derivatives other than for Trading Liabilities		3,818,518
Other Liabilities		6,618,151
Reserve for Bonus Payments		185,977
Reserve for Variable Compensation		2,527
Net Defined Benefit Liability		67,151
Reserve for Director and Corporate Auditor Retirement Benefits		541
Reserve for Possible Losses on Sales of Loans		8,645
Reserve for Contingencies		19,321
Reserve for Reimbursement of Deposits		10,378
Reserve for Reimbursement of Debentures		25,125
Reserves under Special Laws		3,781
Deferred Tax Liabilities		27,058
Deferred Tax Liabilities for Revaluation Reserve for Land		57,583
Acceptances and Guarantees		10,098,502
Total Liabilities	¥	268,360,016

		Millions of yen
		As of March 31, 2024
Net Assets		
Common Stock	¥	2,256,767
Capital Surplus		1,129,730
Retained Earnings		5,538,891
Treasury Stock		(9,402)
Total Shareholders' Equity		8,915,987
Net Unrealized Gains (Losses) on Other Securities		929,815
Deferred Gains (Losses) on Hedges		(298,280)
Revaluation Reserve for Land		126,879
Foreign Currency Translation Adjustments		344,250
Remeasurements of Defined Benefit Plans		214,337
Own Credit Risk Adjustments, Net of Tax		(452)
Total Accumulated Other Comprehensive Income		1,316,550
Stock Acquisition Rights		5
Non-controlling Interests		79,591
Total Net Assets		10,312,135
Total Liabilities and Net Assets	¥	278,672,151

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED MARCH 31, 2024

		Millions of yen
		For the fiscal year ended March 31, 2024
Ordinary Income	¥	8,744,458
Interest Income		5,772,536
Interest on Loans and Bills Discounted		2,787,517
Interest and Dividends on Securities		674,386
Interest on Call Loans and Bills Purchased		33,521
Interest on Receivables under Resale Agreements		721,327
Interest on Securities Borrowing Transactions		44,916
Interest on Due from Banks		1,060,345
Other Interest Income		450,521
Fiduciary Income		61,487
Fee and Commission Income		1,060,235
Trading Income		1,090,397
Other Operating Income		360,724
Other Ordinary Income		399,078
Recovery of Written-off Claims		5,511
Other		393,566
Ordinary Expenses		7,830,410
Interest Expenses		4,884,924
Interest on Deposits		1,738,287
Interest on Negotiable Certificates of Deposit		520,886
Interest on Call Money and Bills Sold		22,927
Interest on Payables under Repurchase Agreements		1,754,457
Interest on Securities Lending Transactions		27,635
Interest on Commercial Paper		83,741
Interest on Borrowed Money		66,293
Interest on Short-term Bonds		112
Interest on Bonds and Notes		315,392
Other Interest Expenses		355,187
Fee and Commission Expenses		203,627
Trading Expenses		363,813
Other Operating Expenses		189,710
General and Administrative Expenses		1,663,951
Other Ordinary Expenses		524,383
Provision for Reserves for Possible Losses on Loans		78,672
Other		445,710
Ordinary Profits		914,047
Extraordinary Gains		58,684
Gains on Disposition of Fixed Assets		5,946
Gains on Cancellation of Employee Retirement Benefit Trust		52,738
Extraordinary Losses		17,697
Losses on Disposition of Fixed Assets		9,304
Losses on Impairment of Fixed Assets		7,963
Other Extraordinary Losses		429
Income before Income Taxes		955,035
Income Taxes:		
Current		279,674
Refund of Income Taxes		(3,480)
Deferred		(4,459)
Total Income Taxes		271,735
Profit		683,299
Profit Attributable to Non-controlling Interests		4,305
Profit Attributable to Owners of Parent	¥	678,993

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
FOR THE FISCAL YEAR ENDED MARCH 31, 2024

Millions of yen

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of the beginning of the period	2,256,767	1,129,267	5,093,911	(8,786)	8,471,160
Cumulative Effects of Changes in Accounting Policies			(1,883)		(1,883)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,129,267	5,092,027	(8,786)	8,469,276
Changes during the period					
Cash Dividends			(234,802)		(234,802)
Profit Attributable to Owners of Parent			678,993		678,993
Repurchase of Treasury Stock				(3,383)	(3,383)
Disposition of Treasury Stock		0		2,766	2,767
Transfer from Revaluation Reserve for Land			2,441		2,441
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		462			462
Change in retained earnings by decreasing of equity method affiliates and others			231		231
Net Changes in Items other than Shareholders' Equity					
Total Changes during the period	–	463	446,864	(616)	446,710
Balance as of the end of the period	2,256,767	1,129,730	5,538,891	(9,402)	8,915,987

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains (Losses) on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own credit risk adjustments, net of tax	Total Accumulated Other Comprehensive Income			
Balance as of the beginning of the period	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,208,463
Cumulative Effects of Changes in Accounting Policies							—			(1,883)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,206,579
Changes during the period										
Cash Dividends										(234,802)
Profit Attributable to Owners of Parent										678,993
Repurchase of Treasury Stock										(3,383)
Disposition of Treasury Stock										2,767
Transfer from Revaluation Reserve for Land										2,441
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders										462
Change in retained earnings by decreasing of equity method affiliates and others										231
Net Changes in Items other than Shareholders' Equity	365,319	59,822	(2,441)	200,157	32,031	(471)	654,417	—	4,428	658,845
Total Changes during the period	365,319	59,822	(2,441)	200,157	32,031	(471)	654,417	—	4,428	1,105,555
Balance as of the end of the period	929,815	(298,280)	126,879	344,250	214,337	(452)	1,316,550	5	79,591	10,312,135

NON-CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2024

		Millions of yen
		As of March 31, 2024
Assets		
Current Assets		
Cash and Due from Banks	¥	23,824
Prepaid Expenses		4,593
Current Portion of Long-term Loans to Subsidiaries and Affiliates		390,740
Other Current Assets		206,269
Total Current Assets		625,428
Fixed Assets		
Tangible Fixed Assets		48,848
Buildings		16,306
Equipment		352
Land		32,125
Construction in Progress		1
Other Tangible Fixed Assets		62
Intangible Fixed Assets		19,302
Trademarks		0
Software		8,083
Other Intangible Fixed Assets		11,218
Investments		15,596,843
Investment Securities		9
Investments in Subsidiaries and Affiliates		5,919,654
Long-term Loans to Subsidiaries and Affiliates		9,620,484
Long-term Prepaid Expenses		106
Prepaid Pension Cost		34,155
Other Investments		22,433
Total Fixed Assets		15,664,995
Total Assets	¥	16,290,423
Liabilities		
Current Liabilities		
Short-term Borrowings	¥	631,000
Accounts Payable		2,279
Accrued Expenses		76,275
Accrued Corporate Taxes		203
Deposits Received		1,454
Unearned Income		98
Reserve for Bonus Payments		1,818
Reserve for Variable Compensation		1,057
Current portion of Bonds and Notes Payable		390,740
Total Current Liabilities		1,104,927
Non-Current Liabilities		
Bonds and Notes		8,976,484
Long-term Borrowings		200,000
Deferred Tax Liabilities		2,502
Reserve for Employee Retirement Benefits		12,270
Other Non-Current Liabilities		15,256
Total Non-Current Liabilities		9,206,513
Total Liabilities	¥	10,311,440
Net Assets		
Shareholders' Equity		
Common Stock	¥	2,256,767
Capital Surplus		
Capital Reserve		1,196,659
Other Capital Surplus		0
Total Capital Surplus		1,196,660
Retained Earnings		
Appropriated Reserve		4,350
Other Retained Earnings		2,528,582
Retained Earnings Brought Forward		2,528,582
Total Retained Earnings		2,532,932
Treasury Stock		(7,443)
Total Shareholders' Equity		5,978,916
Valuation and Translation Adjustments		
Net Unrealized Gains (Losses) on Other Securities, net of Taxes		60
Total Valuation and Translation Adjustments		60
Stock Acquisition Rights		5
Total Net Assets		5,978,982
Total Liabilities and Net Assets	¥	16,290,423

NON-CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED MARCH 31, 2024

		Millions of yen
		For the fiscal year ended March 31, 2024
Operating Income		
Cash Dividends Received from Subsidiaries and Affiliates	¥	559,313
Fee and Commission Income Received from Subsidiaries and Affiliates		52,128
Total Operating Income		611,442
Operating Expenses		
General and Administrative Expenses		60,036
Total Operating Expenses		60,036
Operating Profits		551,405
Non-Operating Income		
Interest on Loans		232,272
Other Non-Operating Income		1,384
Total Non-Operating Income		233,656
Non-Operating Expenses		
Interest Expenses		2,379
Interest on Bonds		221,411
Bond Issuance Expenses		6,988
Other Non-Operating Expenses		2,541
Total Non-Operating Expenses		233,321
Ordinary Profits		551,740
Extraordinary Losses		
Losses on Disposition of Fixed Assets		262
Total Extraordinary Losses		262
Income before Income Taxes		551,478
Income Taxes:		
Current		(834)
Deferred		(675)
Total Income Taxes		(1,509)
Net Income	¥	552,987

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS FOR THE FISCAL YEAR ENDED MARCH 31, 2024

Millions of yen

	Shareholders' Equity								
	Common Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders' Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings — Retained Earnings Brought Forward	Total Retained Earnings		
Balance as of the beginning of the period	2,256,767	1,196,659	—	1,196,659	4,350	2,210,397	2,214,747	(7,080)	5,661,094
Changes during the period									
Cash Dividends						(234,802)	(234,802)		(234,802)
Net Income						552,987	552,987		552,987
Repurchase of Treasury Stock								(2,478)	(2,478)
Disposition of Treasury Stock			0	0				2,115	2,115
Net Changes in Items other than Shareholders' Equity									
Total Changes during the period	—	—	0	0	—	318,184	318,184	(363)	317,822
Balance as of the end of the period	2,256,767	1,196,659	0	1,196,660	4,350	2,528,582	2,532,932	(7,443)	5,978,916

	Valuation and Translation Adjustments — Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Stock Acquisition Rights	Total Net Assets
Balance as of the beginning of the period	33	5	5,661,133
Changes during the period			
Cash Dividends			(234,802)
Net Income			552,987
Repurchase of Treasury Stock			(2,478)
Disposition of Treasury Stock			2,115
Net Changes in Items other than Shareholders' Equity	27	—	27
Total Changes during the period	27	—	317,849
Balance as of the end of the period	60	5	5,978,982

144


[Translation]

Independent Auditor's Report



May 13, 2024


The Board of Directors
Mizuho Financial Group, Inc.


Ernst & Young ShinNihon LLC
Tokyo, Japan

Noboru Miura
Designated Engagement Partner
Certified Public Accountant

Kenjiro Tsumura
Designated Engagement Partner
Certified Public Accountant

Mitsuhiro Nagao
Designated Engagement Partner
Certified Public Accountant

Takahiro Fujimoto
Designated Engagement Partner
Certified Public Accountant


Audit opinion

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the "Company") applicable to the fiscal year from April 1, 2023 throughout March 31, 2024.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and results of operations of the Mizuho Financial Group, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2024 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in Auditor's Responsibility for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company and its consolidated subsidiaries in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information

The other information comprises business report and the supplemental schedule. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the Group's reporting process of the other information.

Our audit opinion on the consolidated financial statements does not cover the other information, and we do not provide an opinion on the other information.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Management's and the Audit Committee's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The audit committee is responsible for monitoring the execution of duties by executive officers and directors in the development and operation of financial reporting processes

Auditor's Responsibility for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements. As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

・Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

・In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group's internal control.

・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

・Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or

conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

・Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

・Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company and its consolidated subsidiaries to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Conflicts of Interest

We have no interest in the Company and its consolidated subsidiaries which should be disclosed in accordance with the Certified Public Accountants Act.

【Notes to the Readers of Independent Auditor's Report】

This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan for the conveniences of the reader.

Independent Auditor's Report

May 13, 2024

The Board of Directors
Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Noboru Miura
Designated Engagement Partner
Certified Public Accountant

Kenjiro Tsumura
Designated Engagement Partner
Certified Public Accountant

Mitsuhiro Nagao
Designated Engagement Partner
Certified Public Accountant

Takahiro Fujimoto
Designated Engagement Partner
Certified Public Accountant

Audit opinion

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated financial statements, which comprise the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules ("Financial Statements, etc."), of Mizuho Financial Group, Inc. (the "Company") applicable to the 22nd fiscal year from April 1, 2023 throughout March 31, 2024.

In our opinion, the Financial Statements, etc. referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 22nd fiscal year ended March 31, 2024 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibility for the Audit of the Financial Statements, etc. section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the Financial Statements, etc. in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information

The other information comprises business report and the supplemental schedule. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the Group's reporting process of the other information.

Our audit opinion on the non-consolidated financial statements does not cover the other information, and we do not provide an opinion on the other information.

In connection with our audit of the non-consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the non-consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Management's and the Audit Committee's Responsibility for the Financial Statements, etc.

Management is responsible for the preparation and fair presentation of the Financial Statements, etc. in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the Financial Statements, etc. that are free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, etc., management is responsible for assessing the Company's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The audit committee is responsible for monitoring the execution of duties by executive officers and directors in the development and operation of financial reporting processes.

Auditor's Responsibility for the Audit of the Financial Statements, etc.

Our objectives are to obtain reasonable assurance about whether the Financial Statements, etc. as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of the Financial Statements, etc..

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

・Identify and assess the risks of material misstatement of the Financial Statements, etc., whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

・In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the Financial Statements, etc. is not expressing an opinion on the effectiveness of the Company's internal control.

・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

・Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or

conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Financial Statements, etc. or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

・Evaluate the overall presentation, structure and content of the Financial Statements, etc., including the disclosures, and whether the Financial Statements, etc. represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the Financial Statements, etc. in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Conflicts of Interest

We have no interest in the Company which should be disclosed in accordance with the Certified Public Accountants Act.

【Notes to the Readers of Independent Auditor's Report】
This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan for the conveniences of the reader.

[Translation]

Audit Report

The Audit Committee audited the performance of duties of Mizuho Financial Group's directors and executive officers as defined in the Companies Act during the 22nd fiscal year since founding (from April 1, 2023 to March 31, 2024) and hereby reports the auditing method and the results thereof as follows:

1. Auditing method and details thereof

The Audit Committee periodically received from the directors and the executive officers as defined in the Companies Act, employees, and other related persons, reports on the content of resolutions made by the Board of Directors regarding the matters as enumerated in (b) through (e) of Article 416, Paragraph 1, Item (i) of the Companies Act and the status of (i) the establishment of systems that have been developed in compliance of such resolutions (internal control system) and (ii) the management thereof and, when necessary, requested explanations regarding such reports and expressed our opinions, in addition to which the Audit Committee conducted audits using the following methods.

(i)   In accordance with the auditing policy established by the Audit Committee and the assignment of the duties of each member of the Audit Committee and other related matters, the Audit Committee, working closely with the Internal Audit Group, attended important meetings; received from the directors, the executive officers as defined in the Companies Act, and other related persons, reports on the matters regarding the performance of their duties and, when necessary, requested explanations regarding such reports; inspected important authorized documents and associated information; and examined the business and financial position of Mizuho Financial Group. As for Mizuho Financial Group's subsidiaries, the Audit Committee has communicated and shared information with the directors and corporate auditors and other related persons of these subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses.

(ii)   The Audit Committee monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Audit Committee received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Audit Committee also received notification from the independent auditors to the effect that the Audit Committee had developed the structure for ensuring appropriate execution of the duties of the independent auditors (as enumerated in each item of Article 131 of the Company Calculation Regulations) in accordance with the "Quality Control Standards for Audits" (Business Accounting Council) and other applicable standards. When necessary, the Audit Committee requested explanations on such notifications.

Based on the foregoing method, the Audit Committee reviewed the Business Report, the supplementary schedules thereto, the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to the consolidated financial statements), the non-consolidated financial statements (non-

consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and notes to the non-consolidated financial statements), and the supplementary schedules to the non-consolidated financial statements for the 22nd fiscal year.

2. Audit results

(1) Audit results on the Business Report
  A. In our opinion, the Business Report and the supplementary schedules fairly represent Mizuho Financial Group's condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of Mizuho Financial Group.
  B. With regard to the execution of duties by the directors and the executive officers as defined in the Companies Act, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of Mizuho Financial Group in the course of their execution of duties.
  C. In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.
     With respect to the internal control systems, we have not found anything to be pointed out regarding the content of the Business Report nor the performance of duties by the directors and the executive officers as defined in the Companies Act.

(2) Results of audit of the consolidated financial statements
   In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3) Results of audit of the non–consolidated financial statements and supplementary schedules thereto
   In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 14, 2024

                    Audit Committee, Mizuho Financial Group, Inc.
                      Takashi Tsukioka, Member of the Audit Committee
                      Ryoji Sato, Member of the Audit Committee
                      Kotaro Ohno, Member of the Audit Committee
                      Hisaaki Hirama, Member of the Audit Committee

Note: Messrs. Takashi Tsukioka, Ryoji Sato and Kotaro Ohno, the members of the Audit Committee, are "outside directors" as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

[End of Document]

Reference

Progress on the sales of cross-shareholdings

- On track against the medium-term business plan target of JPY 300.0 billion. Continuing sales for companies under profitability threshold.
- Sales of deemed holdings of shares nearing 3-year outlook of JPY 200.0 billion in first year, continuing in FY24 and onwards.


(JPY Billion)
1,962.9
Balance (Book value)
1,419.8
Sales only
JPY -82.1 billion
+ Amount of
sales accepted
JPY -117.1 billion
997.3
916.9
Medium-term business
plan target
JPY -300.0 billion
5-year sales target of
JPY 450.0 billion met
Mar-15
Mar-19
Mar-23
Mar-24
Mar-26

	Mar-15	Mar-19	Mar-23	Mar-24	Mar-26
Balance (book value)/Net Assets[1]	24.3%	17.7%	11.5%	9.7%	Less than 10%
Balance (market value)/Net Assets	42.0%	34.1%	27.3%	30.0% / 22.3.% (Estimate based on Mar-23 stock prices)	Less than 20% (Estimate based on Mar-23 stock prices)

153



Basic policy

- Unless we consider these holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings
- Through dialogue with the issuing companies, we will also reduce even those holdings we consider to be meaningful

Percentage of companies not meeting threshold[2]

Mar-21: Approx. 50%
Mar-22: Approx. 40%
Mar-23: Approx. 30%

Approx. 350 companies

- 4-6%: Approx. 40%
- Less than 4%: Approx. 40%
- 6-8%: Approx. 20%

Percentage of companies with book value balance less than JPY 5.0 billion: Approx. 96%

(Reference) Deemed holdings of shares		
	Mar-15 to Mar-23	Mar-23 to Mar-24
Sales amount	JPY -672.4 billion	JPY -193.9 billion

1. Excluding Net Unrealized Gains (Losses) on Other Securities.
2. Total profitability divided by risk capital under 8% after tax (in line with the medium-term business plan target of 8% in Consolidated ROE).

Shareholdings

(i) Criteria for and view on classification of investment shares

Investment shares held for the purpose of investment are held solely to profit from changes in the value of shares or dividends on shares.

Investment shares held for purposes other than investment are those held with an aim to maintain and enhance operational and business relationships with and support recovery of the relevant share issuers, as well as to promote the group's business strategy.

The status of shareholdings in respect of the investment shares held for purposes other than investment by Mizuho Bank, Ltd., the amount of the investment shares held by which is the largest amount among those held by our consolidated companies in fiscal year 2023, is as stated in (ii) b and (ii) c below.

(ii) Investment shares held for purposes other than investment

a. Shareholding policy and methods to assess rationality of shareholdings and details of assessment by Board of Directors and committees of the appropriateness of each shareholding

Policy regarding Mizuho Financial Group's cross-shareholdings of other listed companies.

As a basic policy, unless we consider these holdings to be meaningful, Mizuho Financial Group and the Three Core Companies (Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.) will not hold the shares of other companies as cross-shareholdings. This reflects factors including the changes in the environment surrounding Japan's Corporate Governance Code and the potential impact on our financial position associated with stock market volatility risk.

We consider cross-shareholdings to be meaningful if they contribute to the maintenance and improvement of the corporate value of issuers and the Mizuho group based on the issuers' growth potential, outlook or recovery perspectives or as a result of studies on present and future economic feasibility and profitability.

We will regularly and continually examine whether shares held as cross-shareholdings are meaningful, and we will dispose of holdings determined to be deficient in meaning with due regard to the impact on the market and other matters requiring consideration. Even if it is significantly meaningful, we will strive to reduce the holdings through dialogue with the issuing companies.

Process for assessing whether cross-shareholding is meaningful.

Taking into account our Policy Regarding Mizuho Financial Group's Cross-shareholdings of Other Listed Companies, we assess whether cross-shareholding is meaningful using the process outlined below.


Quantitative Assessment
Comprehensive Assessment
Profitability of shareholding per client
Meet the threshold
Fail to meet the threshold
Consider the potential for improvement in profitability
Holdings considered as meaningful
Negotiate to improve profitability
Negotiate sale of holdings (sale of all shares or partial sale)
Regularly monitor progress

Quantitative Assessment Criteria

- We determine a holding to be meaningful when the ratio between Total Profit (after deducting credit costs, expenses, funding costs, etc.) and Risk Capital associated with the client exceeds the hurdle rate established based on the cost of capital (cost of capital + other factors)

Comprehensive Assessment Criteria

- Whether it is possible to improve profitability and to meet the profitability threshold through dialogue with the client
- Consideration is given to certain circumstances, such as the case where clients are undergoing corporate recovery.

We will continue to hold the shares of clients if those shares meet a certain profitability threshold based on a quantitative assessment. However, in light of factors including the changes in the environment surrounding Japan’s Corporate Governance Code and the potential impact on our financial position associated with stock market volatility risk, we will strive to reduce the holdings through dialogue with our clients.

For those shares that also classified as “Negotiate to improve profitability” based on a comprehensive assessment, we will draw on our relationship of trust with the client in order to engage with them in constructive dialogue. If improvements in profitability can be made as a result, we will continue to hold the shares, but if improvement is not possible, we will negotiate with the client regarding the sale of the shares.

We periodically confirm the status of negotiations for the sale of cross-shareholdings and client efforts to improve profitability. Additionally, once per year at a meeting of the Board of Directors, we conduct an assessment of whether it is meaningful to maintain shares of each of the stocks listed in Japan that we are holding.

As a result of the assessment of cross-shareholdings based on the threshold effective at the end of March 2023, approximately 30% of the stocks listed in Japan that we held (JPY 997.3 billion in total as of the end of March 2023; acquisition cost basis) did not meet the threshold for continued holding. The results of the assessment may vary based on our business relationship with the client, the market environment and other factors at the time of assessment, but we will continue to work steadily to reduce our cross-shareholdings.

b. Number of issues and amount registered in the balance sheet

	Number of issues	Total amount registered in the balance sheet (JPY million)
Shares of listed companies*	757	2,849,756
Shares of unlisted companies*	939	308,436

Note: Shares held for purposes other than investment include JPY 221,294 million of investments in transition areas, digital innovation areas and value co-creation areas, investments in line with the business strategy, such as quasi-equity financing support, and investments for recovery support.

Number of issues whose number of shares increased during fiscal year 2023

	Number of issues	Total acquisition cost for increased shares (JPY million)	Reason for increase in number of shares
Shares of listed companies	1	1,081	Cancellation of Employee Retirement Benefit Trust
Shares of unlisted companies	13	105,307	Promotion of the group's business strategy

Number of issues whose number of shares decreased during fiscal year 2023

	Number of issues	Total sale amount of decreased shares (JPY million)
Shares of listed companies	158	210,368
Shares of unlisted companies	33	52,594

c. Information on specified investment shares and deemed holdings of shares, including the number of shares and amount registered in the balance sheet of each issue

The quantitative effects of the shareholdings are not described for all of the following issues due to the difficulties in describing some of them from the viewpoint of

confidentiality for certain transactions and other matters. The rationality of the shareholding is assessed based on the process for assessing whether cross-shareholding is meaningful.

"—" indicates that we do not hold the relevant issues. "*" indicates that information is omitted given that the amount registered in the balance sheet or the market value at the end of the fiscal year of the relevant issue is 1/100 or less of our share capital and that the relevant issues do not fall into the top 60 issues in terms of the amount registered in the balance sheet or the market value at the end of the fiscal year.

The "Whether issuer of shares holds our shares" column indicates whether the relevant issuer of shares holds shares of Mizuho Financial Group, Inc.

(Specified investment shares)

Issues (issuers of shares)	FY2023	FY2022	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
ITOCHU Corporation	31,200,000	31,200,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	201,739	134,191		
East Japan Railway Company	39,000,000	13,000,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	113,841	95,355		
Dai-ichi Life Holdings, Inc.	28,000,000	28,000,000	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the insurance fields, with the issuer, and comprehensive business relationships with the issuer.	No
	107,884	68,180		
Central Japan Railway Company	28,757,500	6,751,500	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	107,150	106,741		
Canon Inc.	22,558,173	22,558,173	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	101,534	66,670		
AEON Co., Ltd.	23,914,700	23,914,700	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	85,973	61,365		

Issues (issuers of shares)	FY2023	FY2022	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
Marubeni Corporation	30,000,000	30,000,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	78,870	53,865		
Kubota Corporation	31,506,000	31,506,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	75,110	62,980		
Murata Manufacturing Co., Ltd	24,892,122	8,297,374	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	70,295	66,710		
YASKAWA Electric Corporation	8,100,856	8,100,856	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	51,383	46,741		
MITSUI & CO., LTD.	6,694,518	6,694,518	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	47,571	27,554		
NIPPON STEEL CORPORATION	11,046,666	12,199,898	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	40,519	38,063		
SUBARU CORPORATION	10,078,909	10,078,909	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	34,752	21,311		
Daifuku Co., Ltd.	9,265,057	12,353,409	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	33,205	30,179		
Keisei Electric Railway Co., Ltd.	4,865,029	4,865,029	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	29,963	19,824		
Tokyo Century Corporation	18,752,120	4,688,030	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the leasing business fields, with the issuer, and comprehensive business relationships with the issuer. Number of shares increased due to stock split.	Yes
	29,759	20,650		

Issues (issuers of shares)	FY2023	FY2022	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
Kawasaki Kisen Kaisha, Ltd.	14,266,920	4,911,640	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	No
	28,861	14,857		
The Kansai Electric Power Company, Incorporated	12,377,966	12,377,966	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	27,163	15,979		
Dai Nippon Printing Co., Ltd.	5,706,600	5,706,600	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	26,655	21,142		
JFE Holdings, Inc.	9,776,680	9,776,680	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	24,832	16,415		
DAIKIN INDUSTRIES, LTD.	1,200,000	1,200,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	24,720	28,386		
The Yokohama Rubber Co., Ltd.	6,130,050	6,130,050	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	24,679	17,145		
YAMATO HOLDINGS CO., LTD.	10,247,442	10,247,442	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	22,113	23,251		
Nisshin Seifun Group Inc.	10,447,048	10,447,048	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	21,933	16,203		
NISSIN FOODS HOLDINGS CO., LTD.	5,061,000	1,687,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	21,256	20,463		
SUZUKI MOTOR CORPORATION	12,000,000	3,000,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	20,862	14,412		

Issues (issuers of shares)	FY2023 Number of shares	FY2022 Number of shares	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether issuer of shares holds our shares
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
Nippon Sanso Holdings Corporation	4,332,847	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	20,572	*		
Honda Motor Co., Ltd.	10,468,011	3,489,337	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	19,795	12,247		
Japan Airport Terminal Co., Ltd.	3,300,000	3,300,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	19,569	21,780		
Mitsui O.S.K. Lines, Ltd.	4,200,000	4,200,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	19,362	13,902		
Toyota Motor Corporation	5,021,890	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	19,043	*		
TOKYU CORPORATION	9,906,415	9,906,415	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	18,267	17,455		
SEIBU HOLDINGS INC.	7,114,800	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	17,235	*		
Meiji Holdings Co., Ltd.	4,834,772	4,834,772	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	16,370	15,253		
Isuzu Motors Limited	7,965,705	15,965,705	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	16,369	25,209		
NSK Ltd.	18,211,000	18,211,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	16,093	13,767		
DAIWA HOUSE INDUSTRY CO., LTD.	3,500,854	5,361,854	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	15,851	16,696		

Issues (issuers of shares)	FY2023	FY2022	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
Nichirei Corporation	3,813,865	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	15,800	*		
Terumo Corporation	5,400,000	2,700,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	14,736	9,649		
Tosoh Corporation	7,046,755	7,046,755	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	14,530	12,663		
JSR Corporation	3,325,064	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	14,407	*		
YAMATO KOGYO Co., Ltd.	1,675,000	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	14,386	*		
Daido Steel Co., Ltd.	7,886,570	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	14,325	*		
Sanrio Company, Ltd.	4,662,900	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	14,221	*		
Fuyo General Lease Co., Ltd.	907,900	*	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the leasing business fields, with the issuer, and comprehensive business relationships with the issuer.	Yes
	12,492	*		
COSMO ENERGY HOLDINGS Co., Ltd.	1,600,012	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	12,280	*		
Yamaha Motor Co., Ltd.	8,558,541	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	12,183	*		
Keikyu Corporation	8,317,609	8,317,609	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	11,586	10,471		

Issues (issuers of shares)	FY2023 Number of shares / Total amount registered in the balance sheet (JPY million)	FY2022 Number of shares / Total amount registered in the balance sheet (JPY million)	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether issuer of shares holds our shares
SEIKO EPSON CORPORATION	4,018,200 / 10,630	4,018,200 / 7,558	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
Sapporo Holdings Limited	1,106,584 / 6,673	* / *	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
Asahi Kasei Corp.	2,400,000 / 2,668	10,269,836 / 9,512	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
TAISEI CORPORATION	120 / 0	120 / 0	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
Ajinomoto Co., Inc.	— / —	3,400,897 / 15,664	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
Yamaha Corporation	* / *	2,958,794 / 15,060	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
TOBU RAILWAY CO., LTD.	* / *	3,877,609 / 12,292	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
Zeon Corporation	* / *	8,370,000 / 11,709	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
Chubu Electric Power Company, Incorporated	* / *	8,242,097 / 11,530	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
GOLDWIN INC.	* / *	913,204 / 11,506	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
SHIMANO INC.	* / *	499,894 / 11,417	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes

Issues (issuers of shares)	FY2023	FY2022	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
Oji Holdings Corporation	*	21,636,990	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	*	11,337		
Asahi Group Holdings, Ltd.	—	514,756	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	—	2,534		
Lion Corporation	*	23,844	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	*	34		

(Deemed holdings of shares)

Issues (issuers of shares)	FY2023	FY2022	Purpose of the shareholding, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Market value at the end of the fiscal year (JPY million)	Market value at the end of the fiscal year (JPY million)		
DAIICHI SANKYO COMPANY, LIMITED	25,014,130	38,381,930	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	119,492	185,077		
Oriental Land Co., Ltd.	20,000,000	20,000,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	96,980	90,560		
Terumo Corporation	17,472,000	10,159,300	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights. Number of shares increased due to stock split.	Yes
	47,681	36,309		
AEON Co., Ltd.	9,378,000	9,378,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	33,713	24,063		
Nissan Chemical Corporation	5,767,800	5,767,800	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	33,020	34,549		
Yakult Honsha Co., Ltd.	9,914,000	4,957,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights. Number of shares increased due to stock split.	Yes
	30,921	47,735		
Shiseido Company, Limited	7,000,000	7,000,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	28,651	43,267		
Asahi Kasei Corp.	19,800,000	19,800,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	22,017	18,340		

Issues (issuers of shares)	FY2023	FY2022	Purpose of the shareholding, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Market value at the end of the fiscal year (JPY million)	Market value at the end of the fiscal year (JPY million)		
SEIKO EPSON CORPORATION	8,153,800	8,153,800	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	21,570	15,337		
Yokogawa Electric Corporation	6,141,000	6,141,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	21,456	13,203		
TAISEI CORPORATION	2,857,800	5,857,800	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	16,060	23,987		
IHI Corporation	3,218,500	*	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	13,192	*		
SOHGO SECURITY SERVICES CO., LTD.	14,807,000	*	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	12,317	*		
Dai Nippon Printing Co., Ltd.	2,229,000	2,229,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	10,411	8,258		
Sapporo Holdings Limited	1,594,000	*	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	9,613	*		
The Yokohama Rubber Co., Ltd.	1,858,500	1,858,500	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	7,482	5,198		
Daido Steel Co., Ltd.	1,469,500	*	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	2,669	*		

Issues (issuers of shares)	FY2023	FY2022	Purpose of the shareholding, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Market value at the end of the fiscal year (JPY million)	Market value at the end of the fiscal year (JPY million)		
YAMATO HOLDINGS CO., LTD.	1,000,000	1,000,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	2,158	2,269		
Keikyu Corporation	1,200,000	1,200,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	1,671	1,510		
Asahi Group Holdings, Ltd.	—	5,132,100	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	—	25,270		
NIPPON EXPRESS HOLDINGS, INC.	*	2,850,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	*	22,714		
Ajinomoto Co., Inc.	—	2,983,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	—	13,739		
KOSÉ Corporation	*	841,857	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	*	13,200		
Lion Corporation	*	8,282,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	*	11,851		
Eisai Co., Ltd	—	1,479,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	—	11,098		
Japan Tobacco Inc.	—	3,944,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	—	11,035		

Issues (issuers of shares)	FY2023	FY2022	Purpose of the shareholding, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Market value at the end of the fiscal year (JPY million)	Market value at the end of the fiscal year (JPY million)		
Yamaha Corporation	*	779,400	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	*	3,967		
NIPPON STEEL CORPORATION	—	971,100	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	—	3,029		

(iii) Investment shares held for the purpose of investment

There are no applicable matters to be reported in respect of either Mizuho Financial Group, Inc. or the largest holding company.

(iv) Investment shares reclassified from held for the purpose of investment to held for purposes other than investment during fiscal year 2023

There are no applicable matters to be reported in respect of either Mizuho Financial Group, Inc. or the largest holding company.

(v) Investment shares reclassified from held for purposes other than investment to held for the purpose of investment during fiscal year 2023

There are no applicable matters to be reported in respect of either Mizuho Financial Group, Inc. or the largest holding company.